Form 10-K, Exhibit 13
period 1993-12-31
MORNINGSTAR GROUP INC
filed 1994-03-29
CIK 832768

                                                                      EXHIBIT 13


                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

      The Company has presented information in its Consolidated Statements of Operations in a manner which delineates the results of those operations designated as Remaining Operations and of those operations designated as Divested Operations. Net sales from Remaining Operations are further classified into three categories: (i) Branded Specialty Products, which include historical sales of the Company's four nationally branded products -- International Delight(R), Second Nature(R), Naturally Yours(TM) and Lactaid(R); (ii) Other Specialty Products, which includes all sales of the Company's specialty foods business other than Branded Specialty Products; and (iii) Velda and Other, which includes sales of the Company's regional dairy located in Florida (Velda Farms) and sales of the Company's other miscellaneous operations.

      Throughout the following discussions, the results of operations for the two-month period ended February 28, 1991 and the ten- month period ended December 31, 1991 have been combined when compared to other annual periods in order to provide meaningful comparisons.

      The Company sold its Texas novelty/ice cream operation in July 1991 and closed its Missouri novelty/ice cream operation in October 1991. The Company completed the sales of its Maryland regional dairy (Embassy) and ice cream (East Coast Ice Cream) operations in July 1992. The Company acquired Favorite Foods Inc. ("Favorite") on March 31, 1993. Favorite is a cultured products and ultrapasteurized processor headquartered in Fullerton, California which recorded approximately $31 million in sales during the nine months ended December 31, 1993. The results of operations for each respective period presented includes such operations only for the periods that such operations were owned or open for business, as the case may be.

      On January 6, 1994, the Company announced a restructuring plan to sharpen its focus on the faster-growing value-added segments of its core specialty food products business, while reorganizing its operations to be more efficient. The plan, which resulted in a $9 million charge in the fourth quarter, includes provisions for reductions in workforce, relocation of the manufacturing for certain product lines to gain operating efficiencies, and the abandonment of other product lines. The charge also included $1.9 million representing the excess of the book value of operating assets sold in 1991 and 1992 over their estimated realizable value. The $9 million charge includes noncash expenses of $4.4 million and future cash expenses of $4.6 million. Most of the cash expenditures will occur during 1994. Management believes this plan, which is already being implemented, will result in cost reductions in 1994 in the $5 million range.

      The Company has also suspended the payment of the current nominal dividend on its common stock immediately following the $.0375 per share payment to holders of record as of December 31, 1993.

      The Company also announced that on January 5, 1994, it had signed a letter of intent to sell the stock of its wholly owned subsidiary, Velda Farms Inc. ("Velda") for $48 million, of which $45 million is expected to be in cash at closing. A gain is expected on the sale. When the sale is consummated, the Company will have completed its divestiture of regional dairies and these operations will be treated as discontinued operations. There can be no assurance that this sale will be consummated or that the net proceeds will be realized.

    1993 COMPARED TO 1992

      Net sales for the year ended December 31, 1993 totaled $396.7 million, a decrease of $14.0 million (or 3.4%) from sales during 1992. The following table reflects net sales by product category for each year:

                                                                                        Year Ended       Year Ended
                 Product Categories                                                    December 31,     December 31,
                 ------------------                                                        1992             1993
                                                                                        ----------      -----------
                                                                                            (Dollars in Thousands)
           Branded products   . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   67,401      $    82,556
           Other specialty products   . . . . . . . . . . . . . . . . . . . . . . .        162,819          191,883
           Velda and other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        121,126          122,229
                                                                                        ----------      -----------
                 Remaining operations   . . . . . . . . . . . . . . . . . . . . . .        351,346          396,668

           Divested operations  . . . . . . . . . . . . . . . . . . . . . . . . . .         59,285            -
                                                                                        ----------      -----------

                 Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  410,631      $   396,668
                                                                                        ==========      ===========

           Net sales of branded products increased 22.5% to $82.6 million in 1993 from $67.4 million in 1992 reflecting volume increases in International Delight, Lactaid and Naturally Yours. Second Nature volumes declined slightly year to year. Net sales of other specialty products increased to $191.9 million in 1993 from $162.8 million in 1992 primarily as the result of the acquisition of Favorite Foods on March 31, 1993. Volumes of specialty products prior to the Favorite acquisition increased slightly year to year. Net sales in the Velda and other category rose 0.9% reflecting relatively little change in sales volumes period to period.

      Net sales from Divested Operations were $59.3 million in 1992. These sales include the Company's former regional dairy in Maryland (Embassy) and the Company's former novelty/ice cream operation in Maryland (East Coast Ice Cream), both of which were sold in July 1992.

      Gross profit totaled $93.7 million or 23.6% of net sales during 1993 compared to $100.9 million or 24.6% of net sales in 1992. The gross profit decrease was due to reduced margins in the Company's branded and other specialty products categories resulting primarily from increased raw material and overhead costs which could not be entirely recouped through pricing improvements.

      Operating expenses were $84.9 million or 21.4% of net sales in 1993 (including $9.0 million in restructuring and other charges) compared to $82.0 million (including other charges of $3.2 million) or 20.0% of net sales in 1992. Operating expenses before these charges were $75.9 million or 19.1% in 1993 compared to $78.7 million or 19.2% in 1992. Distribution expenses declined as a percentage of net sales due to the shift away from regional dairy operations. Selling expenses rose as a percentage of net sales primarily as a result of increased advertising and promotion activities related to increased sales of branded products. General and administrative expenses declined slightly.

      The Company's operating income for 1993 was $8.8 million, which includes $10.7 million relating to Remaining Operations, a decline of $10.1 million from 1992. The decline in operating income was the result of the increase in restructuring and other charges and the decrease in gross profit margins. Prior to restructuring and other charges, the Company's operating income declined from $22.1 million in 1992 to $17.8 million in 1993.

      Interest expense declined 31.0% from $9.3 million in 1992 to $6.4 million in 1993 primarily as the result of decreased indebtedness levels and lower average borrowing costs during 1993.

      The Company's net profit for 1993 of $.8 million compares to a net loss in 1992 of $10.7 million. Included in the net loss for 1992, the Company recorded an extraordinary loss of $5.7 million on the purchase of subordinated debentures at a premium and charged $14.5 million of previously incurred financing costs to expense as a result of refinancing its senior debt agreement during 1992.

    1992 COMPARED TO 1991.

      Net sales for the year ended December 31, 1992 totaled $410.6 million, a decrease of $68.9 million (or 14.4%) from sales during 1991. The following table reflects net sales by product category for each year:


                 Product Categories                                                      Combined        Year Ended
                 ------------------                                                        1991          December 31,
                                                                                          Periods          1992
                                                                                        ----------      -----------
                                                                                           (Dollars in Thousands)

           Branded products   . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   44,610      $    67,401
           Other specialty products   . . . . . . . . . . . . . . . . . . . . . . .        160,725          162,819
           Velda and other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        114,402          121,126
                                                                                        ----------      -----------
                 Remaining operations   . . . . . . . . . . . . . . . . . . . . . .        319,737          351,346

           Divested operations  . . . . . . . . . . . . . . . . . . . . . . . . . .        159,722           59,285
                                                                                        ----------      -----------

                 Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  479,459      $   410,631
                                                                                        ==========      ===========

      Net sales of branded specialty products increased by 51.1%, to $67.4 million in 1992 from $44.6 million in 1991. This improvement was accomplished primarily through increased sales volume of International Delight and Second Nature. Net sales of other specialty products increased to $162.8 million in 1992 from $160.7 million in 1991, primarily as the result of increased sales volume for cultured products. Net sales in the Velda and other category increased 5.9% to $121.1 million in 1992 from $114.4 million in 1991, as a result of both price increases that reflected higher bulk milk costs and increased sales volumes.

      Net sales from Divested Operations declined by 62.9% to $59.3 million in 1992 from $159.7 million in 1991 primarily as a result of the divestitures described above. Sales from Divested Operations during 1992 include the Company's regional dairy in Maryland (Embassy) and the Company's novelty/ice cream operation in Maryland (East Coast Ice Cream) both of which were divested in July 1992.

      Gross profit totaled $100.9 million or 24.6% of net sales during 1992 compared to $118.1 million or 24.6% of net sales from Remaining Operations for 1991. Gross profit from Remaining Operations was $86.4 million or 24.6% of net sales from Remaining Operations during 1992 compared to approximately $78.1 million or 24.4% of net sales from Remaining Operations for 1991. This gross profit increase was the result of increased sales in all segments of the Company's Remaining Operations. Gross margins for Remaining Operations increased slightly over 1991 as a result of margin increases in the branded products, offset by margin declines in Velda and certain other specialty product categories.

      Operating expenses were $82.0 million or 20.0% of net sales in 1992 compared to $99.1 million or 20.7% of net sales in 1991. Both years included plant closing costs and other charges. As adjusted for these charges, operating expenses were $78.7 million or 19.2% of net sales during 1992 while operating expenses were $97.6 million or 20.4% of net sales for 1991. Distribution expenses declined as a percent of net sales due to a shift away from regional dairy operations that have higher distribution expenses. Selling expenses increased as a percent of net sales primarily as the result of increased advertising and promotional activities related to the sales of branded specialty products. General and administrative expenses rose slightly as a percentage of sales due to the allocation of relatively fixed corporate overhead costs across a significantly lower net sales base.

      The Company's operating income for 1992 was $18.9 million, a slight decrease from 1991 operating income of $19.0 million. Operating income from Remaining Operations was $21.0 million or 6.0% of net sales from Remaining Operations for 1992 compared to operating income from Remaining Operations of approximately $20.5 million or 6.4% of net sales for 1991. The Company's increased operating income from Remaining Operations resulted from significant sales gains in branded specialty food products, offset by the lower gross margins at Velda Farms as compared to 1991, and increases in selling and administrative expenses.

      Interest expense declined by 45.3% to $9.3 million in 1992 from $17.1 million in 1991 as a result of the significant reduction in the Company's indebtedness accomplished by using the net proceeds of the Company's public stock offering and the divestitures. Interest rates on the Company's senior floating rate debt also declined during 1992, which further reduced interest expense for 1992 when compared to 1991.

      The Company recorded a net loss for 1992 of $10.7 million compared to net income of $57.7 million in 1991. The Company's 1991 net income included a benefit of $58.1 million resulting from an extraordinary gain on the purchase of subordinated debt at a discount. Included in the net loss for 1992, the Company recorded an extraordinary loss of $5.7 million on the purchase of subordinated debt at a premium and charged $14.5 million of previously incurred financing costs to expense as a result of refinancing its senior debt agreement in 1992. The Company expects its 1993 federal income tax obligation to be substantially eliminated as a result of its net operating losses.

EARNINGS PER SHARE

      The weighted average common shares outstanding has increased from 12,128,343 in 1992 to 15,011,607 in 1993, primarily as the result of the Company's initial public offering in April 1992. Prior to the offering, fewer shares were outstanding thereby lowering the average for 1992.

LIQUIDITY AND CAPITAL RESOURCES

      In 1993, the Company generated cash of $16.7 million from its operating activities, which, coupled with $41.7 million received from the issuance of debt and reduced cash balances of $.5 million, was used to acquire Favorite Foods for $30.0 million, to repay debt of $18.2 million, fund capital and other expenditures of $8.6 million and pay dividends of $2.1 million on its common stock

      The Company announced on January 6, 1994, that it had signed a letter of intent to sell the stock of its wholly owned subsidiary, Velda, for $48 million, of which $45 million is expected to be in cash at closing. The current estimate of net cash proceeds after payment of expenses and taxes due upon the sale is approximately $39.0 million. The current Senior Credit Agreement requires that 50% of the proceeds be applied to the outstanding term loan as a mandatory prepayment, 25% of such payment to be applied to the final maturities of the term loan and 75% of such payment to be applied pro rata across all remaining maturities. The Company expects that upon receipt of such proceeds, it will seek an amendment to its existing Senior Credit Agreement to, at a minimum, adjust the remaining amortization schedule of the term loan. There can be no assurance that this sale will be consumated or that the estimated net proceeds will be realized.

      The Company believes that, taking into account this potential divestiture, cash generated from its operations, together with borrowings under the Revolver will provide the cash necessary to fund the Company's operations, cash restructuring expenditures, debt service and capital expenditures for the foreseeable future. The Company estimates that prior to the potential Velda transaction, it would require cash of $26.8 million during 1994 to fund $4.6 million in cash restructuring expenses, $6.0 million in capital spending, approximately $14.7 million in senior bank debt reduction, $.5 million for common stock dividends and $1.0 million for expected working capital increases; funding would be obtained from operations and short term borrowings, if necessary. At December 31, 1993, the Company had approximately $8.1 million of unused borrowing capacity under the Revolver. The Company discontinued the payment of its common stock dividend following the payment of its quarterly dividend of $.0375 per common share to holders of record as of December 31, 1993.

      Due to the recording of the restructuring and other charges, it was necessary for the Company to obtain a waiver of the net worth covenant as of December 31, 1993. The Company was in compliance with all other financial covenants as of that date. As previously stated, the Company intends to amend its Senior Credit Agreement upon completion of the sale of Velda at which time it intends to reset future financial covenants. If the Velda transaction is not completed, certain covenants may require future amendment or waiver.

      The Company's consolidated balance sheet includes significant goodwill and intangible assets as a result of its financial restructuring on March 1, 1991, and the subsequent acquisition of Favorite. The Company continually evaluates whether events and circumstances indicate the remaining estimated useful life of goodwill warrants revision or that the remaining balance of goodwill may not be recoverable. To make this evaluation the Company uses an estimate of undiscounted net income over the remaining life of the goodwill.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Stockholders and
Board of Directors of
The Morningstar Group Inc.:


      We have audited the accompanying consolidated balance sheets of The Morningstar Group Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for The Morningstar Group Inc. and subsidiaries for the years ended December 31, 1993 and 1992 and for the ten months ended December 31, 1991, and for the Predecessor Company for the two months ended February 28, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Morningstar Group Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of operations and cash flows for The Morningstar Group Inc. and subsidiaries for the years ended December 31, 1993 and 1992 and for the ten months ended December 31, 1991 and for the Predecessor Company for the two months ended February 28, 1991, in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN & CO.



Dallas, Texas,
  February 11, 1994

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)



                                                                                     December 31,       December 31,
                                           ASSETS                                        1992               1993
                                           ------                                    --------------     --------------
CURRENT ASSETS:
   Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $       3,851      $       3,343
   Receivables, net of allowance for doubtful accounts of $419
      and $1,147, respectively  . . . . . . . . . . . . . . . . . . . . . . .               30,587             36,621
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               10,784             15,127
   Prepaids and other . . . . . . . . . . . . . . . . . . . . . . . . . . . .                6,986              9,966
                                                                                     --------------     --------------

                Total current assets  . . . . . . . . . . . . . . . . . . . .               52,208             65,057


PROPERTY, PLANT AND EQUIPMENT:
   Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                6,435              9,765
   Buildings and improvements . . . . . . . . . . . . . . . . . . . . . . . .               17,925             22,557
   Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . .               29,682             37,807
                                                                                     --------------     --------------

                Gross property, plant and equipment . . . . . . . . . . . . .               54,042             70,129

   Less:  Accumulated depreciation  . . . . . . . . . . . . . . . . . . . . .               (8,979)           (13,882)
                                                                                     --------------     --------------

                Net property, plant and equipment . . . . . . . . . . . . . .               45,063             56,247


INTANGIBLE AND OTHER ASSETS:
   Identifiable intangible assets . . . . . . . . . . . . . . . . . . . . . .                2,340              3,177
   Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               82,801             90,114
   Deferred financing costs . . . . . . . . . . . . . . . . . . . . . . . . .                2,771              3,099
   Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                2,802              2,778
                                                                                     --------------     --------------

                Total intangible and other assets . . . . . . . . . . . . . .               90,714             99,168
                                                                                     --------------     --------------

                Total assets  . . . . . . . . . . . . . . . . . . . . . . . .        $     187,985      $     220,472
                                                                                     ==============     ==============





 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)



                                                                                       December 31,       December 31,
          LIABILITIES AND STOCKHOLDERS' EQUITY                                            1992               1993
          ------------------------------------                                      ---------------    ---------------
CURRENT LIABILITIES:
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $      20,248      $      24,417
   Accrued liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             11,336             19,434
   Current maturities of long-term debt . . . . . . . . . . . . . . . . . . . .             10,167             14,750
                                                                                     --------------     --------------

                Total current liabilities . . . . . . . . . . . . . . . . . . .             41,751             58,601

LONG-TERM DEBT (net of current maturities)  . . . . . . . . . . . . . . . . . .             86,329            105,425

OTHER LONG-TERM LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . . .              4,126              1,913

COMMITMENTS AND CONTINGENCIES . . . . . . . . . . . . . . . . . . . . . . . . .


STOCKHOLDERS' EQUITY :
   Common stock, $.01 par value, 50,000,000 shares authorized;
     14,258,012 in 1992 and 14,287,212 in 1993 issued and outstanding . . . . .                143                143
   Additional paid-in-capital . . . . . . . . . . . . . . . . . . . . . . . . .             69,467             69,541
   Retained deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (13,831)           (15,151)
                                                                                     --------------     --------------

                Total stockholders' equity  . . . . . . . . . . . . . . . . . .             55,779             54,533
                                                                                     --------------     --------------
                Total liabilities and stockholders' equity  . . . . . . . . . .      $     187,985      $     220,472
                                                                                     ==============     ==============





 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)


                                                      Predecessor                       Successor
                                                     -------------    ----------------------------------------------
                                                      Two Months       Ten Months
                                                        Ended            Ended         Year Ended       Year Ended
                                                     February 28,     December 31,     December 31,     December 31,
                                                        1991              1991             1992             1993
                                                     ------------     ------------     ------------     ------------
NET SALES:
   Remaining operations . . . . . . . . . . . .      $    48,795      $   270,942      $   351,346      $   396,668
   Divested operations  . . . . . . . . . . . .           24,403          135,319           59,285              -
                                                     ------------     ------------     ------------     ------------
           Total net sales  . . . . . . . . . .           73,198          406,261          410,631          396,668

COST OF GOODS SOLD  . . . . . . . . . . . . . .           55,186          306,134          309,769          302,987
                                                     ------------     ------------     ------------     ------------

GROSS PROFIT:
     Remaining operations . . . . . . . . . . .           12,302           65,809           86,444           93,681
     Divested operations  . . . . . . . . . . .            5,710           34,318           14,418              -
                                                     ------------     ------------     ------------     ------------
           Total gross profit . . . . . . . . .           18,012          100,127          100,862           93,681

OPERATING COSTS AND EXPENSES:
   Distribution . . . . . . . . . . . . . . . .            9,242           47,095           40,505           35,576
   Selling  . . . . . . . . . . . . . . . . . .            3,228           15,271           18,350           21,660
   General and administrative . . . . . . . . .            4,021           18,764           19,875           18,679
   Restructuring and other charges  . . . . . .              -              1,500            3,227            9,000
                                                     ------------     ------------     ------------     ------------
           Total operating costs and expenses .           16,491           82,630           81,957           84,915
                                                     ------------     ------------     ------------     ------------

OPERATING INCOME (LOSS):
   Remaining operations . . . . . . . . . . . .            2,631           17,884           20,955           10,666
   Divested operations  . . . . . . . . . . . .           (1,110)            (387)          (2,050)          (1,900)
                                                     ------------     ------------     ------------     ------------
           Total operating income . . . . . . .            1,521           17,497           18,905            8,766

INTEREST EXPENSE  . . . . . . . . . . . . . . .            2,403           14,647            9,320            6,429
AMORTIZATION AND WRITE-OFF OF DEFERRED
  FINANCING COSTS . . . . . . . . . . . . . . .              716            2,990            1,391              747
REFINANCING CHARGES . . . . . . . . . . . . . .              -                -             14,521              -
OTHER INCOME  . . . . . . . . . . . . . . . . .             (505)          (2,217)          (1,355)          (1,279)
                                                     ------------     ------------     ------------     ------------

INCOME (LOSS) BEFORE INCOME TAXES . . . . . . .           (1,093)           2,077           (4,972)           2,869
PROVISION FOR INCOME TAXES  . . . . . . . . . .              -              1,350               27            1,885
                                                     ------------     ------------     ------------     ------------

INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEM  . . . . . . . . . . . . . . . . . . . .           (1,093)             727           (4,999)             984

EXTRAORDINARY ITEM  . . . . . . . . . . . . . .           58,115 (a)         -              (5,676)(b)         (164)(c)
                                                     ------------     ------------     ------------     ------------

NET INCOME (LOSS) . . . . . . . . . . . . . . .           57,022              727          (10,675)             820

LESS:  DIVIDENDS ON PREFERRED STOCK . . . . . .              -              1,875              939               -
                                                     ------------     ------------     ------------     ------------

NET INCOME (LOSS) TO COMMON
  STOCKHOLDERS  . . . . . . . . . . . . . . . .      $    57,022      $    (1,148)     $   (11,614)     $       820
                                                     ============     ============     ============     ============

EARNINGS (LOSS) PER COMMON SHARE:
   Earnings (loss) before extraordinary item  .      $      (.12)     $      (.15)     $      (.49)     $       .06
   Extraordinary gain (loss)  . . . . . . . . .             6.57              -               (.47)            (.01)
                                                     ------------     ------------     ------------     ------------
   Earnings (loss)  . . . . . . . . . . . . . .      $      6.45      $      (.15)     $      (.96)     $       .05
                                                     ============     ============     ============     ============

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING . . . . . . . . . . . . . . . . .        8,843,301        7,825,473       12,128,343       15,011,607

____________________________________
(a) Gain on purchase of senior subordinated debentures, net of applicable taxes of $904,000.
(b) Loss on purchase of senior subordinated debentures, net of applicable taxes of $0.
(c) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71,000.


 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (Dollars in thousands)


                                                                     Common Stock and
                                                                Additional Paid-in-Capital
                                                             ---------------------------------
                                               Preferred                             Single      Retained
                                                 Stock       Class A     Class B      Class      Deficit      Total
                                                 ----------  ----------  ----------  ---------   ---------  ----------
PREDECESSOR:
   Balance, January 1, 1991 . . . . . . . .      $  17,307   $   6,587   $   2,372   $     -     $(78,600)  $ (52,334)

   Net Income . . . . . . . . . . . . . . .             -           -           -          -       57,022      57,022
                                                 ----------  ----------  ----------  ---------   ---------  ----------

   Balance, February 28, 1991 . . . . . . .      $  17,307   $   6,587   $   2,372   $     -     $(21,578)  $   4,688
                                                 ==========  ==========  ==========  =========   =========  ==========


SUCCESSOR:

   Balance March 1, 1991  . . . . . . . . .      $      -    $      -    $      -    $     -     $     -    $      -

   Issuance of common stock, March 1, 1991              -       15,421       2,815         -           -       18,236

   Dividends on redeemable preferred stock
      ($3.125 per share)  . . . . . . . . .             -           -           -          -       (1,875)     (1,875)

   Net Income . . . . . . . . . . . . . . .             -           -           -          -          727         727
                                                 ----------  ----------  ----------  ---------   ---------  ----------

   Balance, December 31, 1991 . . . . . . .             -       15,421       2,815         -       (1,148)     17,088

   Dividends on redeemable preferred stock              -           -           -          -         (939)       (939)
      ($1.565 per share)

   Conversion to single class of stock  . .             -      (15,421)     (2,815)    18,236          -           -

   Issuance of common stock . . . . . . . .             -           -           -      50,281          -       50,281

   Vesting of stock options . . . . . . . .             -           -           -       1,093          -        1,093

   Cash dividends on common stock . . . . .             -           -           -          -       (1,069)     (1,069)
      ($.075 per share)

   Net Loss . . . . . . . . . . . . . . . .             -           -           -          -      (10,675)    (10,675)
                                                 ----------  ----------  ----------  ---------   ---------  ----------

   Balance, December 31, 1992 . . . . . . .             -           -           -      69,610     (13,831)     55,779

   Issuance of common stock . . . . . . . .             -           -           -          74          -           74

   Cash dividends on common stock . . . . .             -           -           -          -       (2,140)     (2,140)
      ($.15 per share)

   Net Income . . . . . . . . . . . . . . .             -           -           -          -          820         820
                                                 ----------  ----------  ----------  ---------   ---------  ----------

   Balance, December 31, 1993 . . . . . . .      $      -    $      -    $      -    $ 69,684    $(15,151)  $  54,533
                                                 ==========  ==========  ==========  =========   =========  ==========


 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)


                                                    Predecessor                       Successor
                                                   -------------   -------------------------------------------------
                                                    Two Months      Ten Months
                                                     Ended            Ended           Year Ended      Year Ended
                                                   February 28,    December 31,      December 31,     December 31,
                                                     1991             1991             1992             1993
                                                   -------------    -------------    -------------    --------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
   Cash received from customers . . . . . . .      $     75,152     $    414,400     $    403,815     $     396,095
   Interest received  . . . . . . . . . . . .                 4              108              194               238
   Income tax refund  . . . . . . . . . . . .                -                -                -                  6
   Cash paid to suppliers and employees . . .           (72,300)        (373,615)        (379,730)         (372,949)
   Interest paid  . . . . . . . . . . . . . .           (11,350)         (14,575)          (9,276)           (6,240)
   Income taxes paid  . . . . . . . . . . . .               -               (678)            (547)             (453)
                                                   -------------    -------------    -------------    --------------
          Net cash provided by (used in) operating
            activities  . . . . . . . . . . .            (8,494)          25,640           14,456             16,697

CASH FLOWS FROM INVESTING ACTIVITIES:
   Divestiture (acquisition) of the Company
     and subsidiaries:
      Working capital . . . . . . . . . . . .            28,922          (27,782)          10,974            (2,936)
      Property, plant and equipment . . . . .            75,827          (52,893)              76           (12,255)
      Other assets  . . . . . . . . . . . . .            70,991         (113,725)            (782)          (15,190)
      Notes and receivables due from buyer
        of subsidiary . . . . . . . . . . . .               -                -             (1,000)               -
      Other long term liabilities . . . . . .           (47,028)          47,028               -                354
                                                   -------------    -------------    -------------    --------------
                                                        128,712         (147,372)           9,268           (30,027)
   Capital expenditures . . . . . . . . . . .              (256)          (3,128)          (5,530)           (5,520)
   Proceeds from sale of assets . . . . . . .               108            2,634            3,324               209
   Other  . . . . . . . . . . . . . . . . . .              (219)          (2,060)          (2,119)           (3,245)
                                                   -------------    -------------    -------------    --------------

      Net cash provided by (used in)
        investing activities  . . . . . . . .           128,345         (149,926)           4,943           (38,583)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
   Issuance (redemption) of preferred stock .               -             15,000          (17,814)              -
   Issuance of common stock . . . . . . . . .               -             18,236           50,281                74
   Proceeds from issuance of long-term debt .               263           92,189          104,000            35,000
   Net borrowings (repayments) under
     revolving credit facility  . . . . . . .           (14,850)           9,500              500             6,675
   Principal payments on long-term debt . . .          (110,881)          (5,070)        (154,409)          (18,231)
   Refinancing fees . . . . . . . . . . . . .               -                -             (3,140)              -
   Dividends paid . . . . . . . . . . . . . .               -                -               (535)           (2,140)
                                                   -------------    -------------    -------------    --------------

      Net cash provided by (used in)
        financing activities  . . . . . . . .          (125,468)         129,855          (21,117)           21,378

NET INCREASE (DECREASE) IN CASH . . . . . . .            (5,617)           5,569           (1,718)             (508)

CASH, BEGINNING OF PERIOD . . . . . . . . . .             5,617              -              5,569             3,851
                                                   -------------    -------------    -------------    --------------

CASH, END OF PERIOD . . . . . . . . . . . . .      $        -       $      5,569     $      3,851     $       3,343
                                                   =============    =============    =============    ==============





 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CASH FLOWS RECONCILIATION OF
         NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATIONS
                             (Dollars in thousands)


                                                    Predecessor                      Successor
                                                   -------------    ------------------------------------------------
                                                    Two Months       Ten Months
                                                       Ended          Ended           Year Ended       Year Ended
                                                  February 28,     December 31,      December 31,      December 31,
                                                       1991            1991              1992              1993
                                                   -------------    -------------    -------------    --------------
NET INCOME (LOSS) . . . . . . . . . . . . . .      $     57,022     $        727     $    (10,675)    $         820


ADJUSTMENTS TO RECONCILE NET
   INCOME (LOSS) TO NET CASH
   PROVIDED BY (USED IN) OPERATIONS:
      Depreciation  . . . . . . . . . . . . .             1,280            4,662            4,998             5,293
      Amortization of other assets  . . . . .               279            1,498            1,042               922
      Amortization of intangibles . . . . . .             1,663            6,857            6,348             4,954
      Amortization of original issue discount                14              544              218               -
      Refinancing charges . . . . . . . . . .               -                -             15,671               -
      Restructuring and other charges . . . .               -                749            2,048             9,000
      (Gain) loss on fixed asset retirements                (22)              20               68                90
      Increase in noncash taxes . . . . . . .                -                -                -              1,040
      (Gain) loss on extinguishment of debentures       (59,019)              -             5,676               164
      Change in assets and liabilities net of
        effects from acquisitions and
        divestitures of subsidiaries:
          Accounts receivable . . . . . . . .             1,306            5,530           (8,451)           (2,111)
          Inventories . . . . . . . . . . . .            (3,539)           9,249           (2,615)           (2,939)
          Prepaids and other  . . . . . . . .              (653)           2,085              200            (2,970)
          Accounts payable  . . . . . . . . .             1,563           (5,614)           2,809             1,988
          Other accrued liabilities . . . . .            (8,393)             284           (3,560)            2,660
          Other long-term liabilities . . . .                 5             (951)             679            (2,214)
                                                   -------------    -------------    -------------    --------------

               Total adjustments  . . . . . .           (65,516)          24,913           25,131            15,877

NET CASH PROVIDED BY (USED IN)
    OPERATIONS  . . . . . . . . . . . . . . .      $     (8,494)    $     25,640     $     14,456     $      16,697
                                                   =============    =============    =============    ==============





 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)   ORGANIZATION AND BUSINESS

      BACKGROUND

           The Morningstar Group Inc. (together with its subsidiaries, the "Company", "Morningstar", or "Successor") was formed in March 1991. On April 1, 1988, the Company's predecessor, MorningStar Foods Inc. ("MSF"), acquired substantially all of the net assets and operations of the Dairy Group of The Southland Corporation.

           Due to a change of ownership, the Company adopted a new basis of accounting on March 1, 1991. In accordance with generally accepted accounting principles, the assets and liabilities of the Company were adjusted to their appraised fair market values as of this date (see Note 3 -- "Financial Restructuring").

           In the second quarter of 1992 the Company accomplished a public offering of 5,000,000 new shares of common equity, which provided $50.3 million in net cash proceeds which, combined with $104.0 million in new senior borrowings was utilized to purchase $34.0 million in face amount of the Company's 13% Senior Subordinated Debentures at a cash premium of $4.1 million, to redeem $17.8 million of the Company's preferred stock and to refinance $98.4 million of previously outstanding senior debt.

           The Company announced on January 6, 1994, a new growth strategy which includes $9 million in restructuring and other charges, the pending sale of Velda Farms Inc. ("Velda") for $48 million and the cessation of the payment of its dividend on common stock. When the sale of Velda is consummated, the Company will have completed its divestiture of regional dairies and these operations will be treated as discontinued operations. There can be no assurance that this sale will be consummated.

      DIVESTITURES

           The Company has made significant divestitures since its inception . Those operating units divested or closed are referred to as the "Divested Operations". As a result of the divestitures, the size and scope of the Company's operations have been significantly changed. The Company has presented information within its Consolidated Statements of Operations to provide a clearer delineation of the results of the Divested Operations from those operations designated to be retained (the "Remaining Operations").

           In 1991, the Company divested a novelty/ice cream operation in Texas and closed a novelty/ice cream operation in Missouri. In 1992, the Company divested a regional dairy operation and a novelty/ice cream operation, both located in Maryland.

      FAVORITE FOODS ACQUISITION

           On March 31, 1993, the Company completed its purchase of Favorite Foods, Inc., formerly a subsidiary of Nestle USA, Inc., for approximately $28 million plus expenses. Simultaneously with the purchase, the acquired corporation was merged into Favorite Foods Inc., a Delaware corporation (collectively "Favorite"). Favorite, headquartered in Fullerton, California, is a processor of cultured and ultrapasteurized products and recorded approximately $31 million in sales during the nine months ended December 31, 1993. Favorite's results are included in the Consolidated Statement of Operations for the period April 1 through December 31, 1993. The Company amended its senior credit agreement to increase the term loan and borrowed funds thereunder to complete this purchase.

      BUSINESS

           The Company's Remaining Operations include its specialty operations which manufacture and market food products that include nationally branded products and other specialty, dairy-based cultured and ultrapasteurized products. Remaining Operations also include Velda, a leading supplier of dairy products to foodservice outlets and convenience stores in Florida and a packaging operation located in Texas. The packaging operation was sold in January 1994.

      PRO FORMA RESULTS FROM REMAINING OPERATIONS

           The following unaudited pro forma information is presented to illustrate the estimated effects of and the elimination of non-recurring charges related to: (i) the divestitures and closing of certain operations during 1992; (ii) the completion of the May 1992 equity offering and related financing and debenture purchase; (iii) the acquisition of Favorite, as if each such transaction had occurred at January 1, 1992; and (iv) the 1993 restructuring plan (see Note 6 - "Restructuring and Other Charges") (dollars in thousands except per share amounts):

                                                                                   Twelve Months Ended December 31,
                                                                                 ------------------------------------
                                                                                        1992              1993
                                                                                   -------------      ------------
                                                                                     (unaudited)       (unaudited)
           Pro forma net sales  . . . . . . . . . . . . . . . . . . . . . .        $    394,403       $   407,855
                                                                                   =============      ============
           Net income   . . . . . . . . . . . . . . . . . . . . . . . . . .        $     10,716       $     7,481
                                                                                   =============      ============

           Pro forma shares outstanding   . . . . . . . . . . . . . . . . .          14,980,582        15,011,607

           Pro forma earnings per share   . . . . . . . . . . . . . . . . .        $       0.72       $      0.50
                                                                                   =============      ============

(2)   SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

           The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intracompany transactions and balances have been eliminated.

      CONCENTRATIONS OF CREDIT RISK

           Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells in 49 states and 16 foreign countries, with a concentration of customers located in Florida and California. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Southland Corporation accounted for 21.9%, 13.8% and 5.8% of all net sales and 9.0%, 7.7% and 5.8% of net sales from Remaining Operations during 1991, 1992 and 1993, respectively.

      INVENTORIES

           Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are summarized as follows (in thousands):

                                                                                          At December 31,
                                                                                    ---------------------------
                                                                                       1992             1993
                                                                                    ----------      -----------
           Raw materials and supplies   . . . . . . . . . . . . . . . . . . .       $    5,413      $   8,970
           Finished goods   . . . . . . . . . . . . . . . . . . . . . . . . .            5,371          6,157
                                                                                    ----------      ----------

                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   10,784      $  15,127
                                                                                    ==========      ==========

           Finished goods inventories include the costs of materials, labor and plant overhead.

      PROPERTY, PLANT AND EQUIPMENT

           Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

                                                                                                    Useful
           Asset Category                                                                        Life (Years)
           --------------                                                                        ------------
           Machinery and Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . .             3 - 10
           Buildings and Improvements   . . . . . . . . . . . . . . . . . . . . . . . .               25

           Property sold or retired is eliminated from the accounts in the year of disposition. Major expenditures for renewals and betterments are capitalized while maintenance and repairs are charged against income.

      IDENTIFIABLE INTANGIBLE ASSETS

           Certain identifiable intangible assets related to the 1988 and 1991 acquisitions were amortized over their respective estimated useful lives which ended in 1993. Additional identifiable intangible assets of $4,168,000 were recorded in 1990 to reflect product purchase agreements entered into with the buyers of certain divested operations; these assets were retired in 1993. Identifiable intangible assets of $3,690,000 relating to the acquisition of Favorite were added in 1993, and are being amortized over their estimated useful lives which is generally 5 years. Amortization costs totaled $658,000 for the two months ended February 28, 1991, $2,169,000 for the ten months ended December 31, 1991, $2,709,000 in 1992 and $2,060,000 in 1993. The 1993 amortization does not include the write-down of certain identifiable intangibles associated with the 1993 restructuring and other charges. Accumulated amortization was $4,878,000 and $513,000 at December 31, 1992 and 1993, respectively.

      GOODWILL

           Goodwill is amortized on a straight-line basis over 40 years and is recorded at cost less accumulated amortization. The Company continually evaluates whether events and circumstances indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. To make this evaluation, the Company uses an estimate of undiscounted net income over the remaining life of the goodwill. For Divested Operations, the Company writes off the applicable goodwill. Amortization costs totaled $289,000 for the two months ended February 28, 1991, $1,698,000 for the ten months ended December 31, 1991, $2,248,000 in 1992 and $2,148,000 in 1993.
      Accumulated amortization was $3,946,000 and $6,094,000 at December 31, 1992 and 1993, respectively.



      DEFERRED FINANCING COSTS

           Costs incurred that relate to the issuance of indebtedness and the corresponding accumulated amortization are included in deferred financing costs in the accompanying consolidated balance sheets. Deferred financing costs related to existing debt are amortized over the life of the related debt. Accumulated amortization was $451,000 and $1,198,000 at December 31, 1992 and 1993, respectively.

      OTHER ASSETS

           Cases and containers are used to transport milk, juices and other products to customers and are reflected in other assets in the accompanying consolidated balance sheets. Such amounts are amortized over a period ranging from one to two years. Amortization of such costs included in cost of goods sold was $241,000 for the two months ended February 28, 1991, $1,325,000 for the ten months ended December 31, 1991, $1,003,000 in 1992 and $922,000 in 1993.

      ACCRUED LIABILITIES

           Accrued liabilities consisted of the following (in thousands):

                                                                                           At December 31,
                                                                                    ---------------------------
                                                                                       1992             1993
                                                                                    ----------      -----------
           Accrued interest   . . . . . . . . . . . . . . . . . . . . . . . .       $     322       $     390
           Payroll & benefits (accrued wages, vacation, and
             profit sharing)  . . . . . . . . . . . . . . . . . . . . . . . .           4,179           4,308
           Restructuring accruals   . . . . . . . . . . . . . . . . . . . . .             450           4,425
           Insurance accruals   . . . . . . . . . . . . . . . . . . . . . . .           4,249           5,083
           Other accrued liabilities  . . . . . . . . . . . . . . . . . . . .           2,136           5,228
                                                                                    ----------      ----------

                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  11,336       $  19,434
                                                                                    ==========      ==========

      FAIR VALUE OF FINANCIAL INSTRUMENTS

           The financial position of the Company at December 31, 1993 includes certain financial instruments which may have a fair value that is different than that which is currently reflected on the financial statements. However, any variation in value is insignificant.

      SUPPLEMENTAL OPERATING INFORMATION

           The Consolidated Statements of Operations segregate the Company's net sales, gross profit and operating income (loss) between Remaining Operations and Divested Operations. This information is obtained from records that are maintained at each subsidiary.

           In determining operating income for 1991, 1992, and 1993, expenses of the corporate office were charged entirely against the Remaining Operations. Amortization of goodwill and other identifiable intangibles were also deducted from the operating income of Remaining Operations. Plant closing and divestiture-related charges were charged to the Divested Operations. The Company's profit sharing expense was allocated between Remaining Operations and Divested Operations based on the amounts contributed to each individual employee account. In 1992, compensation expenses related to stock options were charged to Remaining Operations (see Note 6 - "Restructuring and Other Charges"). In 1993, $7.1 million of the restructuring provision related to continuing units and was charged to Remaining Operations.

      NET SALES

           The Company recognizes revenue upon shipment to customers. Intracompany sales principally between the "Other Specialty Products" category and the "Velda and Other" and "Divested Operations" categories have been eliminated. These intracompany sales totaled $6,589,000 for the two months ended February 28, 1991, $32,987,000 for the ten months ended December 31, 1991, $26,642,000 for 1992 and $38,409,000 for 1993.

      INCOME TAXES

           Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," was issued in February 1992. The Company elected to adopt the new standard effective January 1, 1992. The adoption of SFAS 109 had no material effect on the Company's financial statements.

      OTHER INCOME

           Other income primarily consists of purchase discounts and royalty revenue.

      EARNINGS (LOSS) PER COMMON SHARE

           The earnings (loss) per common share is computed based on the weighted average number of shares outstanding during the period reflecting retroactively the 9 for 1 split that occurred on April 24, 1992 in conjunction with the Company's initial public equity offering. The impact of stock options discussed in Note 9 has not been considered in 1991 and 1992 because of their antidilutive effect.

      FINANCIAL STATEMENT PRESENTATION

           Certain 1992 balances have been reclassified to conform to the 1993 presentation.


(3)   FINANCIAL RESTRUCTURING

           On March 1, 1991, the Company completed a comprehensive financial restructuring of its capitalization (the "Financial Restructuring"). In connection with the Financial Restructuring, a group of investors formed by Hicks, Muse, Tate and Furst Incorporated ("Hicks Muse") acquired shares of class A (voting) common stock representing approximately 80% of the combined voting and non-voting common stock of the Company (assuming full exercise of the Warrants) by purchasing for $30.0 million: (i) 650,000 shares of class A (voting) common stock, par value $.01 per share; (ii) 600,000 shares of 15% Series A Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"); and (iii) warrants to purchase 150,000 additional shares of class A (voting) common stock at a nominal exercise price (the "Warrants"). Hicks Muse is a privately held, Dallas, Texas based investment firm engaged in acquisitions, recapitalizations and strategic investments. Simultaneously with this equity infusion, the Company obtained a new $140.0 million senior credit facility. The Company used the $30.0 million received from the Hicks Muse investment group and approximately $118.0 million borrowed under this senior credit facility to: (i) purchase approximately $110.2 million aggregate principal amount of the Company's 13% Senior Subordinated Debentures Due 2000 ("Debentures") for $525 per $1,000 principal amount, consisting of $460 in respect of principal and $65 in respect of accrued and unpaid interest; (ii) repay outstanding balances under an existing senior term loan of approximately $46.8 million and a revolving credit facility of approximately $15.4 million; (iii) repay an outstanding bridge loan from a then related party of approximately $11.8 million (including amounts for accrued and unpaid interest); and (iv) pay costs and expenses related to the Financial Restructuring of approximately $16.0 million. In connection with the Financial Restructuring, the new senior lenders received an aggregate of 150,000 shares of class B (non-voting) common stock, representing approximately 15.0% of the combined voting and non-voting common stock of the Company (assuming full exercise of the Warrants). Existing stockholders received cash or class A (voting) common stock representing in the aggregate, 5% of the combined voting and non-voting common stock of the Company (assuming full exercise of the Warrants). The common and preferred equity originally authorized and issued in 1988 was canceled in the Financial Restructuring. Hicks Muse's interest in the Company is held primarily through HMC/MorningStar, L.P. ("HMCM"), a limited partnership, of which the general partner is HMC Partners, L.P. The general partner of HMC Partners, L.P. is Hicks Muse.

(4)   INCOME TAXES

      The components of the provision for income taxes are as follows (in thousands):

                                                                                      Year Ended
                                                                                      December 31,
                                                                             ----------------------------------
                                                                               1991        1992         1993
                                                                             --------    ---------    ---------
           Current  . . . . . . . . . . . . . . . . . . . . . . . . . .      $    25     $    -       $   250
           Deferred tax expense charged to goodwill   . . . . . . . . .        1,175          -         1,085
           State income tax   . . . . . . . . . . . . . . . . . . . . .          150           27         550
                                                                             --------    ---------    --------

           Provision for income taxes   . . . . . . . . . . . . . . . .      $ 1,350     $     27     $ 1,885
                                                                             ========    =========    ========

           Temporary differences and carryforwards which give rise to a significant portion of net deferred income tax assets are as follows (in thousands):

                                                                                           At December 31,
                                                                                    ---------------------------
                                                                                       1992             1993
                                                                                    ----------      -----------
                 Deferred Tax Assets:
                   Net operating loss carryforward  . . . . . . . . . . . . .       $  10,800       $   7,887
                   Accrued vacation . . . . . . . . . . . . . . . . . . . . .             690             811
                   Accrued workers' compensation  . . . . . . . . . . . . . .           1,052             946
                   Restructuring reserves . . . . . . . . . . . . . . . . . .             -             2,331
                   Other accrued expenses and reserves  . . . . . . . . . . .           1,934           2,075
                   Other deferred tax assets  . . . . . . . . . . . . . . . .             210           1,548
                                                                                    ----------      ----------

                 Total deferred tax assets  . . . . . . . . . . . . . . . . .          14,686          15,598

                 Deferred Tax Liabilities:
                   Accelerated depreciation and amortization  . . . . . . . .           3,097           2,880
                   Other deferred tax liabilities . . . . . . . . . . . . . .             386             519
                                                                                    ----------      ----------

                   Deferred income taxes  . . . . . . . . . . . . . . . . . .          11,203          12,199
                   Valuation allowance  . . . . . . . . . . . . . . . . . . .         (11,203)        (12,199)
                                                                                    ----------      ----------

                 Long-term deferred income taxes, net . . . . . . . . . . . .       $     -         $     -
                                                                                    ==========      ==========


           Approximately $9.7 million of the deferred tax assets were created prior to the Company's Financial Restructuring transaction (see Note 3 - "Financial Restructuring"), and when utilized will result in a reduction of goodwill associated with that transaction.

           The provision (benefit) for income taxes was different than the amount computed using the statutory income tax rate for the reasons set forth in the following table (in thousands):

                                                                                        Year Ended
                                                                                      December 31,
                                                                             ----------------------------------
                                                                              1991         1992         1993
                                                                             --------    ---------    ---------
           Income tax (benefit) computed at statutory rate  . . . . . .      $   706     $ (1,690)    $   975
           State income taxes   . . . . . . . . . . . . . . . . . . . .          150           27         363
           Tax on non-deductible goodwill amortization  . . . . . . . .          486          673       1,018
           Net operating loss not recognized (recognized)   . . . . . .           -         1,017        (494)
           Other  . . . . . . . . . . . . . . . . . . . . . . . . . . .            8         -             23
                                                                             --------    ---------    --------

           Provision for income taxes . . . . . . . . . . . . . . . . .      $ 1,350     $     27     $ 1,885
                                                                             ========    =========    ========

      AVAILABILITY AND AMOUNT OF NET OPERATING LOSS CARRYFORWARDS

           At December 31, 1993, the Company had pretax net operating loss ("NOL") carryforwards for federal income tax purposes of $23.2 million which are available to offset future income tax liabilities. NOL carryforwards expire by 2007.

(5)   LONG-TERM DEBT

      The Company's long-term debt consists of the following (in thousands):

                                                                                           At December 31,
                                                                                     --------------------------
                                                                                         1992           1993
                                                                                     -----------    -----------
           Senior term loan   . . . . . . . . . . . . . . . . . . . . . . . . . .    $   78,667     $ 100,500
           Revolving credit facility  . . . . . . . . . . . . . . . . . . . . . .        10,000        16,675
           Industrial development revenue bonds   . . . . . . . . . . . . . . . .         3,000         3,000
           Senior subordinated debentures   . . . . . . . . . . . . . . . . . . .         4,829           -
                                                                                     -----------    -----------

                 Total long-term debt . . . . . . . . . . . . . . . . . . . . . .        96,496       120,175

           Less:  Current maturities    . . . . . . . . . . . . . . . . . . . . .        10,167        14,750
                                                                                     -----------    ----------

           Long-term debt, net of current maturities  . . . . . . . . . . . . . .    $   86,329     $ 105,425
                                                                                     ===========    ==========


      Maturities of long-term debt at December 31, 1993, are as follows (in thousands):

           1994   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  14,750
           1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          17,625
           1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18,500
           1997   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          21,500
           1998 and thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          47,800
                                                                                                    ----------

                  Total maturities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 120,175
                                                                                                    ==========

      SENIOR TERM LOAN AND REVOLVING CREDIT FACILITY

           In March 1993 in conjunction with the acquisition of Favorite Foods Inc., the Company's existing credit agreement was amended and restated (the "Senior Credit Agreement"). The Senior Credit Agreement includes a six-year term loan (the "Term Loan") and a $30 million revolving credit facility (the "Revolver"). At December 31, 1993, $16.7 million was borrowed under the Revolver and approximately $5.2 million was issued pursuant to letters of credit.

           The Senior Credit Agreement also requires mandatory prepayments of the loans under certain conditions such as the sale of assets, excess cash flow, the issuance of new debt or equity and the receipt of certain other cash proceeds.

           The initial base interest rate on the Term Loan is the prime rate plus .75% with reduction provided in the future for improved interest coverage ratios (as defined in the Senior Credit Agreement). The initial base interest rate on the Revolver is the prime rate plus .50% with similar reduction provisions as those in the Term Loan. Both facilities have alternative rate options based upon spread above the London Interbank Offering Rate ("LIBOR"). At December 31, 1993, $100.5 million in borrowings under the Term Loan were drawn at a weighted average interest rate of 5.53%. At December 31, 1993, $16.7 million in borrowings under the Revolver were drawn at a weighted average interest rate of 5.33%. Borrowings under these lending facilities are secured by virtually all of the assets of the Company. Up to $17 million in letters of credit may be issued under the Revolver. As of December 31, 1993 approximately $8.1 million was additionally available to the Company under the Revolver. A fee of 2% per year is charged on outstanding letters of credit. A 0.5% per year commitment fee on uncommitted funds is payable quarterly. The Revolver matures on March 20, 1999 coincident with the scheduled maturity of the Term Loan. The Revolver commitment will be reduced from $30 million to $25 million on June 20, 1994. The Senior Credit Agreement contains numerous covenants pertaining to management and operations of the Company including limitations on the amount of annual dividends to be paid, limitations on the amount of annual capital expenditures as well as specification of certain leverage ratios, interest coverage ratios, fixed charge coverage ratios and minimum net worth.

           The Company announced on January 6, 1994, that it had signed a letter of intent to sell the stock of its wholly owned subsidiary, Velda, for $48 million, of which $45 million is expected to be in cash at closing. The current estimate of net cash proceeds after payment of expenses and taxes due upon the sale is approximately $39.0 million. The current Senior Credit Agreement requires that 50% of the proceeds be applied to the outstanding term loan as a mandatory prepayment, 25% of such payment to be applied to the final maturities of the term loan and 75% of such payment to be applied pro rata across all remaining maturities. The Company expects that upon receipt of such proceeds, it will seek an amendment to its existing Senior Credit Agreement to, at a minimum, adjust the remaining amortization schedule of the term loan. There can be no assurance that this sale will be consumated or that the estimated net proceeds will be realized.

           Due to the recording of the restructuring charge, it was necessary for the Company to obtain a waiver of the net worth covenant as of December 31, 1993. The Company was in compliance with all other financial covenants as of that date. As previously stated, the Company intends to amend its Senior Credit Agreement upon completion of the sale of Velda at which time it intends to reset future financial covenants. If the Velda transaction is not completed, certain covenants may require future amendment or waiver.

      INDUSTRIAL DEVELOPMENT REVENUE BONDS

           The industrial development revenue bonds were issued on December 14, 1988 to fund the construction of a waste water treatment facility at the Company's Frederick, Maryland processing plant. The bonds mature on December 1, 2003, and bear interest that fluctuates weekly based upon market factors. The interest rate in effect for these bonds on December 31, 1993 was 3.75%.

(6)   RESTRUCTURING AND OTHER CHARGES

           In contemplation of the sale of certain assets (see Note 1 - "Organization and Business"), the Company recorded provisions in the ten months ended December 31, 1991 Consolidated Statements of Operations representing management's best estimate of the cost of restructuring. In 1992, additional losses were incurred as divestitures were completed and compensation expense was recorded related to the accelerated vesting of stock options in connection with the Company's initial public offering. On January 6, 1994, the Company announced a restructuring plan to sharpen its focus on the faster-growing value-added segments of its core specialty food products business, while reorganizing its operations to be more efficient. The plan, which resulted in a $9 million charge in the fourth quarter, includes provisions for reductions in workforce, relocation of the manufacturing for certain product lines to gain operating efficiencies, and the abandonment of other product lines. The $9 million charge includes noncash expenses of $4.4 million and future cash expenses of $4.6 million. Most of the cash expenditures will occur during 1994. Management believes this plan, which is already being implemented, will result in cost reductions in 1994 in the $5 million range. Approximately 100 employment positions are being eliminated as a part of the 1993 restructuring plan. The relocation of product lines impacts each of the Company's six specialty dairy facilities. The charge also includes a $1.9 million representing the excess of book value of operating assets sold in 1991 and 1992 over their estimated realizable value.

           The components of these charges include (in thousands):

                                                                         Ten Months            Year Ended
                                                                           Ended       ----------------------------
                                                                        December 31,   December 31,    December 31,
                                                                            1991           1992            1993
                                                                         ------------   ------------    ------------
      Restructuring Charge
           Consulting, severance and related personnel costs  . . .      $       -      $       -       $     2,500
           Relocation of product lines  . . . . . . . . . . . . . .              -              -             3,600
           Excess data processing conversion expenses   . . . . . .              -              -             1,000
                                                                         ------------   ------------    ------------
                 Subtotal   . . . . . . . . . . . . . . . . . . . .              -              -             7,100

      Other Charges
           Estimated operating loss on closed plant   . . . . . . .            1,500            -               -
           Loss on divestitures   . . . . . . . . . . . . . . . . .              -            2,134           1,900
           Compensation expense on stock options  . . . . . . . . .              -            1,093             -
                                                                         ------------   ------------    ------------
                 Subtotal   . . . . . . . . . . . . . . . . . . . .            1,500          3,227           1,900
                                                                         ------------   ------------    ------------

                 Total  . . . . . . . . . . . . . . . . . . . . . .      $     1,500    $     3,227     $     9,000
                                                                         ============   ============    ============

(7)   EMPLOYEE BENEFIT PLANS

      RETIREMENT PLANS

           The Company has adopted a defined contribution profit sharing plan for the purpose of providing retirement benefits for eligible non-union employees. At December 31, 1993, eligible employees totaled 775, of which 609 were participants in the plan. Contributions are made by the Company and by plan participants. Company contributions are allocated to the participants on the basis of individual contributions, the age of the participant and the number of years that the participant has been in the plan. During 1993 the Company also contributed to two single-employer and four multi-employer pension/retirement plans under the terms of various union contracts, which covered 482 of its 1432 employees at December 31, 1993. The number of union pension plans and the portion of employees covered has varied from year to year. Contributions to these pension plans are as follows (in thousands):

                                                        Two Months     Ten Months
                                                          Ended          Ended         Year Ended     Year Ended
                                                       February 28,   December 31,    December 31,   December 31,
                                                         1991            1991           1992           1993
                                                       ------------    ------------   ------------    -----------
           Defined contribution profit sharing plan    $        83     $       667    $       710     $      637
           Union pension plans  . . . . . . . . . .            240           1,228            998          1,197

      POST-RETIREMENT BENEFIT PLANS

           In December 1990, the Financial Accounting Standards Board issued a new standard on accounting for post-retirement benefits other than pensions. This new standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. The cost of providing these benefits has been primarily paid by non-union retirees and the Company's calculation of its obligation is not material as of December 31, 1993.

           The Company's union employees participate in various defined contribution union plans that provide health care and other welfare benefits during their employment and after retirement. Amounts charged to expense and contributed to these health and welfare plans totaled $576,000 for the two months ended February 28, 1991, $2,769,000 for the ten months ended December 31, 1991, $2,175,000 for 1992 and $2,292,000 in
      1993. Having made these payments, no remaining obligations exist for these years under the union plans.


(8)   COMMITMENTS AND CONTINGENCIES

      LEASES

           The Company leases certain plant facilities and related equipment and vehicles under operating lease arrangements. Lease expense pursuant to such arrangements was approximately $1,900,000 for the two months ended February 28, 1991, $9,410,000 for the ten months ended December 31, 1991, $9,840,000 for 1992 and $8,860,000 for 1993.

           The following is a summary of future minimum annual lease payments under noncancelable operating lease obligations as of December 31, 1993 (in thousands):


            Year Ending
           December 31,
           ------------
           1994   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   5,742
           1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,362
           1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,903
           1997   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,349
           1998 and thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           6,976
                                                                                                    ----------

                Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  24,332
                                                                                                    ==========

      EMPLOYMENT AGREEMENTS

           The Company has entered into employment agreements, as amended, with its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The agreements describe the terms and conditions of employment for each of these individuals and terminate on February 28, 1995, unless terminated earlier due to death, disability or otherwise. In addition, the agreements provide for the payment of approximately two and one-half times the executive's then current salary if terminated without cause or by each such executive after a change in control (as defined) or a material change in the terms or duties of the executive's employment. For the year ended December 31, 1993, the combined salaries and bonuses for these executives was approximately $1.5 million.

      LITIGATION

           The Company has received a "target letter" dated December 31, 1991, from the United States Department of Justice informing it that Morningstar is a target of a federal grand jury investigation of suspected bid-rigging and market allocation in the dairy industry in the State of Texas. The investigation relates to activities conducted in the fluid milk industry in Texas. Oak Farms and Cabell's (collectively the "Texas Dairy Subsidiaries") were formed by the Company in March 1988 in connection with the acquisition of substantially all of the assets of Southland's dairy operations. The Texas Dairy Subsidiaries conducted fluid milk operations in Texas and were sold to Southern Foods Group, Inc. ("Southern Foods") in September 1990, which merged them into its subsidiary, Schepps-Foremost, Inc.

           The investigation by the Department of Justice is continuing, and the scope and time of the conspiracies that may be alleged by the government are uncertain. Based on the Company's internal investigation to date and the advice of special counsel with respect to such matters, the Company believes Morningstar should not be, and that Morningstar should ultimately be removed as, a target given that (i) all of Morningstar's Texas fluid milk operations were conducted through the Texas Dairy Subsidiaries and (ii) the Company is not aware of any evidence that any officers of Morningstar had any knowledge of or participated in such alleged wrongdoings.

           The Company has agreed to indemnify purchasers of its divested operations with regard to certain potential liabilities arising out of the acquisition of such operations. In connection therewith, the Company has indemnified Southern Foods, the purchaser of the Oak Farms and Cabell's dairy subsidiaries, against claims related to compliance with environmental regulations and fair trade practices arising out of the prior operation of Oak Farms and Cabell's through March 2000. The Company is aware that Southern Foods may claim that the Company is obligated to indemnify Southern Foods with respect to any illegal activities which are found to occur prior to the sale of the Texas Dairy Subsidiaries to Southern Foods.

           The Company cannot accurately predict the outcome of the government's investigation. However, based upon the information available to the Company at this time, the Company believes that this matter should not have a material impact on the Company's financial position or future results of operations.

           From time to time the Company is subject to other litigation in the ordinary course of its business. In connection with the divestitures of certain of the Company's operations, the Company assumed certain obligations of indemnification, none of which is believed to be material to the Company. The Company maintains insurance in respect of certain losses that may result from its current or future operations. The Company believes that the outcome of any existing litigation, after considering the indemnities and insurance related to such litigation, would not have a material impact on its operations.


(9)   EQUITY

      1991 STOCK OPTION PLAN

           In March 1991, the Company established the 1991 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 999,999 shares of common stock to key employees of the Company. At December 31, 1993, 771,741 tenure options and 228,258 incentive options had been granted to employees. Upon completion of the common stock offering in 1992, the incentive options became vested, resulting in compensation expense of $1,093,000. Of the options outstanding, 466,844 tenure options and 228,258 incentive options are currently exercisable. The exercise price for all options granted was $2.56 per share, which was the fair market value of the options at the date of issue. The options expire ten years after the date of their issuance.

      1992 STOCK OPTION PLAN

           In July 1992, the Company established the 1992 Incentive and Nonstatutory Option Plan which provides for the issuance of options to purchase 181,818 shares of common stock to key employees of the Company. At December 31, 1993, 160,000 options had been granted to employees.
      The exercise price for all options granted is $9.00 per share, which was the fair market value of the options at the date of issue. These options become exercisable over a 3-year period. The options expire ten years after the date of their issuance.

           A summary of transactions for the years ended December 31, 1992 and 1993 is set forth in the following table.

                                                                                 1991 Plan          1992 Plan
                                                                             Number of Options   Number of Options
                                                                             -----------------   -----------------
                 Outstanding at December 31, 1991 . . . . . . . . . .              999,999                -
                 Granted in 1992  . . . . . . . . . . . . . . . . . .                  -              150,000
                                                                             --------------     --------------
                 Outstanding at December 31, 1992 . . . . . . . . . .              999,999            150,000
                 Granted in 1993  . . . . . . . . . . . . . . . . . .                  -               11,000
                 Cancelled in 1993  . . . . . . . . . . . . . . . . .                  -               (1,000)
                 Exercised in 1993  . . . . . . . . . . . . . . . . .              (29,000)               -
                                                                             --------------     --------------
                 Outstanding at December 31, 1993 . . . . . . . . . .              970,999            160,000
                                                                             ==============     ==============

                 Exercisable at December 31, 1992 . . . . . . . . . .              467,064                -
                                                                             ==============     ==============
                 Exercisable at December 31, 1993 . . . . . . . . . .              695,102             53,319
                                                                             ==============     ==============

(10)  RELATED PARTY TRANSACTIONS

      PREFERRED STOCK SALE

           On September 17, 1991, HMCM and certain of its affiliates, including Messrs. Hicks and Muse, (the "Hicks Muse Group"), collectively sold 532,500 shares of Preferred Stock, 205,932 shares of Common Stock and 133,125 Warrants (the "Preferred Stock Sale") to a group of investors composed of Chemical Equity Associates ("CEA"), Wand/MorningStar Investments, L.P. ("Wand"), RFE Investment Partners IV, L.P. ("RFE") and First National Bank of Chicago, Trustee of the Institutional Venture Capital Fund II ("Fund II", and together with Chemical, Wand and RFE the "Preferred Buyers"). Messrs. Hicks and Muse are directors, officers and controlling stockholders of Hicks Muse, the general partner of the partnership that is the general partner of HMCM. Mr. Hicks resigned from the Board of Directors of the Company on December 14, 1993. Mr. Muse is a director of the Company.

           The Company, in recognition of certain benefits received by it in connection with the aforementioned sale of securities, agreed to pay the reasonable out of pocket expenses, including attorneys fees, incurred by the Hicks Muse Group and the Preferred Buyers in connection with such transaction. The aggregate amount of such expenses was approximately $522,000.

           In May 1992, in connection with the public offering the Company redeemed all its outstanding preferred stock, for which the Hicks Muse Group was paid a total of $702,000. Mr. Tate, who is a director of the Company, received approximately $5,000 for his preferred stock.

      HICKS MUSE

           The Company entered into a financial advisory agreement dated March 1, 1991, as amended, pursuant to which Hicks Muse has provided financial advisory services to the Company in connection with the negotiation and financing of the Financial Restructuring and will continue to provide financial advisory services to the Company in the future. The term of this agreement is ten years and will continue from year to year thereafter unless terminated by either party. As compensation for such services, the Company pays Hicks Muse a fee of $50,000 per quarter, together with all reasonable expenses incurred in connection therewith. During 1994 this quarterly fee will be $28,500 plus reasonable expenses. The Company paid a total of $150,000 during 1991, $200,000 during 1992 and $200,000 during 1993 in quarterly fees and reimbursed Hicks Muse approximately $39,000, $30,000 and $21,000 for expenses for each year, respectively. Hicks Muse was also paid a fee of $420,000 relating to the acquisition of Favorite.

           In connection with the Financial Restructuring, Hicks Muse was paid approximately $3.0 million, of which $2,750,000 was paid in the first quarter of 1991.

      C. DEAN METROPOULOS

           The Company entered into an advisory agreement dated October 1, 1993, pursuant to which C. Dean Metropoulos will provide advisory services to the Company in implementing its new growth strategy and accomplishing its 1993 restructuring plan. The term of this agreement is three years and is cancelable by either party at any time. As compensation for such services, the Company pays Mr. Metropoulos a monthly fee of $20,833 plus all reasonable expenses incurred in connection therewith. During 1993, the Company paid a total of $62,500 in monthly fees and reimbursed $25,000 in expenses pursuant to this agreement.

(11)  QUARTERLY FINANCIAL INFORMATION (Unaudited)

           Quarterly financial information for the years ended December 31, 1992 and 1993 is as follows:

                                                              First          Second          Third         Fourth
                                                              Quarter        Quarter        Quarter        Quarter
                                                            ----------     ----------     ----------     ----------
      DOLLARS IN THOUSANDS:
            Net Sales   . . . . . . . . . . . . .  1992     $ 109,374      $ 121,267      $  87,020      $  92,970
                                                   1993        88,277        103,361         98,734        106,296

           Gross profit   . . . . . . . . . . . .  1992        27,998         29,709         19,176         23,979
                                                   1993        23,199         24,924         21,298         24,260

           Net income (loss) before
             extraordinary item   . . . . . . . .  1992           201        (11,953)  (a)    1,630          5,123
                                                   1993         1,949          2,670            560         (4,195) (b)


           Extraordinary gain (loss)  . . . . . .  1992           -           (5,582)           (94)           -
                                                   1993           -             (164)           -              -


           Net income (loss)  . . . . . . . . . .  1992           201        (17,535)  (a)    1,536          5,123
                                                   1993         1,949          2,506            560         (4,195) (b)

      PER COMMON SHARE:
           Earnings (loss) before
             extraordinary item   . . . . . . . .  1992     $    (.07)     $   (1.00)     $     .11      $     .34
                                                   1993           .13            .18            .04           (.29)


           Earnings (loss)  . . . . . . . . . . .  1992          (.07)         (1.46)           .10            .34
                                                   1993           .13            .17            .04           (.29)


           Cash dividends declared  . . . . . . .  1992           -              -            .0375          .0375
                                                   1993         .0375          .0375          .0375          .0375


           Market Price Range:
           High   . . . . . . . . . . . . . . . .  1992     $     -        $   11.00      $   10.75      $   11.75
           Low  . . . . . . . . . . . . . . . . .  1992           -             8.75           7.75           9.25

           High   . . . . . . . . . . . . . . . .  1993         13.00          11.25          10.75          10.00
           Low  . . . . . . . . . . . . . . . . .  1993         10.50           8.50           8.75           6.00

      ______________________________________________
      (a) Includes other charges of $2,311,000 and refinancing charges of $14,518,000.
      (b)  Includes restructuring and other charges of $9,000,000.

                            Selected Financial Data
                               1989 Through 1993
                (Dollars in thousands, except per share amounts)

                                                     Predecessor(a)                             Successor
                                          -----------------------------------      -------------------------------------

                                                                       Two           Ten
                                                                      Months        Months          Year          Year
                                                Year Ended            Ended          Ended          Ended         Ended
                                                December 31,         February       December       December      December
                                          --------------------         28,            31,            31,           31,
STATEMENTS OF OPERATIONS DATA                 1989       1990         1991           1991           1992          1993
                                          --------------------      --------       ---------      --------      ---------
Net sales:
  Remaining operations  . . . . . . .     $288,443     $319,356    $ 48,795       $270,942       $351,346       $396,668
  Divested operations   . . . . . . .      520,861      383,140      24,403        135,319         59,285            -
                                          ---------    ---------    --------       --------       --------       --------
      Total net sales   . . . . . . .      809,304      702,496      73,198        406,261        410,631        396,668

Costs of goods sold   . . . . . . . .      650,818      550,577      55,186        306,134        309,769        302,987
                                          ---------    ---------    --------       --------       --------       --------
Gross profit:
  Remaining operations  . . . . . . .       55,530       70,111      12,302         65,809         86,444         93,681
  Divested operations   . . . . . . .      102,956       81,808       5,710         34,318         14,418            -
Operating costs and expenses:
  Distribution  . . . . . . . . . . .       96,935       85,689       9,242         47,095         40,505         35,576
  Selling . . . . . . . . . . . . . .       20,689       19,709       3,228         15,271         18,350         21,660
  General and administrative  . . . .       32,263       30,141       4,021         18,764         19,875         18,679
  Restructuring and other charges . .       12,076        3,510          -           1,500          3,227          9,000
                                          ---------    ---------    --------       --------       --------       --------
      Total operating costs and expenses   161,963      139,049      16,491         82,630         81,957         84,915
Operating income (loss):
  Remaining operations  . . . . . . .        7,501       17,022       2,631         17,884         20,955         10,666
  Divested operations . . . . . . . .      (10,978)      (4,152)     (1,110)          (387)        (2,050)        (1,900)
Interest expense  . . . . . . . . . .       37,003       35,082       2,403         14,647          9,320          6,429
Amortization  . . . . . . . . . . . .        2,879        4,238         716          2,990          1,391            747
Refinancing charges . . . . . . . . .           -            -           -              -          14,521            -
Other (income) expense  . . . . . . .       (3,902)      (4,143)       (505)        (2,217)        (1,355)        (1,279)
                                          ---------    ---------    --------       --------       --------       --------
Income (loss) before income taxes . .      (39,457)     (22,307)     (1,093)         2,077         (4,972)         2,869
Provision for income taxes  . . . . .           -            -           -           1,350             27          1,885
                                          ---------    ---------    --------       --------       --------       --------
Income (loss) before extraordinary item    (39,457)     (22,307)     (1,093)           727         (4,999)           984
Extraordinary item, net of tax  . . .           -            -       58,115 (b)         -          (5,676) (c)      (164) (d)
                                          ---------    ---------    --------       --------       --------       --------
Net income (loss) . . . . . . . . . .      (39,457)     (22,307)     57,022            727        (10,675)           820
Dividends on preferred stock  . . . .        1,731        1,904          -           1,875            939            -
                                          ---------    ---------    --------       --------       --------       --------
Net income (loss) to common stockholders  $(41,188)     (24,211)   $ 57,022       $ (1,148)      $(11,614)      $    820
                                          =========    =========    =========      ========       ========       ========
Earnings (loss) per common and
  equivalent share:
  Before extraordinary item . . . . .     $  (4.66)    $  (2.74)   $   (.12)      $   (.15)      $   (.49)      $    .06
  Extraordinary gain (loss) . . . . .           -            -         6.57             -            (.47)          (.01)
                                          ---------    ---------    --------       --------       --------       --------
  Net earnings (loss) . . . . . . . .     $  (4.66)    $  (2.74)   $   6.45 (b)   $   (.15)      $   (.96) (c)  $    .05 (d)

Weighted average common and common
  equivalent shares outstanding . . .     8,843,301    8,843,301  8,843,301      7,825,473     12,128,343     15,011,607
OTHER DATA
  Depreciation  . . . . . . . . . . .     $  15,267    $  11,592   $  1,280       $  4,662       $  4,998       $  5,293
  Amortization  . . . . . . . . . . .        11,394       13,196      1,942          8,355          7,390          5,876
  Capital expenditures  . . . . . . .         7,163        2,754        256          3,128          5,530          5,520
BALANCE SHEET DATA
  Working capital . . . . . . . . . .     $  38,875    $  25,030   $ 23,817       $ 22,436       $ 20,624       $ 21,206
  Total assets  . . . . . . . . . . .       331,690      231,338    231,479        217,970        187,985        220,472
  Current portion of long-term debt .        75,248        1,782        221          7,048         10,167         14,750
  Long-term debt  . . . . . . . . . .       213,622      225,527    167,294        132,794         86,329        105,425
  Preferred stock . . . . . . . . . .        17,327       17,307     17,307         16,875            -              -
  Common stockholders' equity . . . .       (47,334)     (69,641)   (12,619)        17,088         55,779         54,533

________________________________
(a) The Company was formed in 1988 to acquire several regional dairies, novelty/ice cream operations and specialty food operations. On March 1, 1991, the Financial Restructuring resulted in a change in control of the Company.
The statements of operations data, other data and balance sheet data of the predecessors and successor are not comparable due to the application of purchase accounting in connection with the 1988 acquisition and 1991 Restructuring. See Note 1 to the Notes to Consolidated Financial Statements.
(b) The Company reported a net gain of $58.1 million on the purchase of approximately $110.2 million in subordinated debt at a discount. See Note 3 to the Notes to Consolidated Financial Statements.
(c) The Company reported a net loss of $5.7 million on the purchase of approximately $34 million in subordinated debt at a premium. See Note 1 to the Notes to Consolidated Financial Statements.
(d) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71,000.