Form 10-K405, Exhibit 13
period 1994-12-31
MORNINGSTAR GROUP INC
filed 1995-03-28
CIK 832768

                                                                   EXHIBIT 13(b)


FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

   The Company has presented information in its Consolidated Statements of Operations in a manner which delineates the results of those operations designated as Continuing Operations and of those operations designated as Discontinued Operations. Net sales from Continuing Operations are further classified into two categories: (i) Branded Specialty Products, which include historical sales of the Company's four nationally branded products - International Delight(R), Second Nature(R), Naturally Yours(TM) and Lactaid(R); and (ii) Other Specialty Products, which includes all sales of the Company's specialty foods business other than Branded Specialty Products. Discontinued Operations includes the results of the Company's divested regional dairies and other divested operations.

   On April 13, 1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda") to Engles Dairy Acquisition L.P. at an approximate selling price of $51 million consisting of $48 million in cash after working capital adjustments and $3 million of 9% Series A Preferred Stock. The sale of Velda completes the Company's divestiture of its regional dairies. These regional dairy operations, along with the Company's other divested operations, have been treated as discontinued operations, and previously published financial statements have been restated to conform with this presentation.

   On January 6, 1994, the Company announced a restructuring plan to sharpen its focus on the faster-growing value-added segments of its core specialty food products business, while reorganizing its operations to be more efficient. The plan, which resulted in a $9.0 million charge in the fourth quarter of 1993, included provisions for reductions in workforce, relocation of the manufacturing for certain product lines to gain operating efficiencies, and the abandonment of other product lines. The charge also included $1.9 million representing reserves established for certain supply agreements and promissory notes received as part of the sale of certain of the Company's regional dairies in 1991 and 1992. The $9.0 million charge included non-cash expenses of $4.4 million and cash expenses of $4.6 million. The majority of the cash expenditures were made during 1994. The Company suspended the payment of its common stock dividend immediately following the $.0375 per share payment in the first quarter of 1994 to holders of record as of December 31, 1993.

   The Company acquired Favorite Foods Inc. ("Favorite") on March 31, 1993. Favorite is a cultured and ultrapasteurized processor headquartered in Fullerton, California. The consolidated results of operations for 1993 include the results of Favorite from April 1, 1993 through December 31, 1993.

1994 COMPARED TO 1993

   Net sales from Continuing Operations for the year ended December 31, 1994 totaled $292.3 million, an increase of $18.4 million (or 6.7%) from net sales from Continuing Operations during 1993. The following table reflects net sales from Continuing Operations by product category for each year:


                                                                            Year Ended December 31,
PRODUCT CATEGORIES                                                     1993                          1994
- ------------------------------------------------------------------------------------------------------------
                                                                             (Dollars in thousands)
Branded products                                                  $      82,556                 $    102,159
Specialty products                                                      191,393                      190,155
                                                                  -------------                 ------------
   Net sales                                                      $     273,949                 $    292,314
                                                                  =============                 ============


   Net sales of branded products increased 23.7% to $102.2 million in 1994 from $82.6 million in 1993 reflecting volume increases in all four branded products. Net sales of specialty products remained relatively flat from 1993 to 1994, before considering the results of operations of Favorite for the first quarter of 1993. On a pro forma basis, net sales of specialty products declined 6.0% from $202.3 million in 1993 to $190.2 million in 1994. This reduction is primarily related to the Company's selective withdrawal from certain marginally profitable segments of this business.





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


   Net sales from Discontinued Operations were $38.6 million in 1994 versus $122.7 million in 1993. The 1994 decrease relates to the sale of Velda which was completed on April 13, 1994.

   Gross profit from Continuing Operations totaled $69.8 million or 23.9% of net sales during 1994 compared to $62.4 million or 22.8% of net sales in 1993. The increase in gross profit is attributable to the increase in sales of branded products in 1994.

   Operating expenses from Continuing Operations were $51.8 million or 17.7% of net sales in 1994 versus $57.2 million (including $7.1 million in restructuring and other charges) or 20.9% of net sales in 1993. 1993 operating expenses before these charges were $50.1 million or 18.3% of net sales. Distribution expenses as a percent of net sales remained level from 1993 to 1994 at 6.4%. Selling expenses as a percent of net sales increased slightly during 1994, as a result of increased marketing and promotional activities and increased brokerage commissions related to the increase in branded sales. General and administrative expenses, as a percent of net sales, declined in 1994 primarily as a result of the 1993 restructuring plan.

   The Company's operating income from Continuing Operations for 1994 was $18.1 million, an increase of $12.9 million from 1993. Prior to the 1993 restructuring and other charges, the Company's operating income from Continuing Operations increased 47.2% in 1994, from $12.3 million in 1993.

   Interest expense declined 12.0% from $5.0 million in 1993 to $4.4 million in 1994. This reduction is due to an overall decrease in debt of $11.8 million (exclusive of the reduction in debt from the proceeds of the sale of Velda) offset by an increase in the Company's average borrowing costs.

   The Company's income tax provision increased $4.7 million from $.8 million in 1993 to $5.5 million in 1994. The effective income tax rate for year ended December 31, 1994 was 37.2% compared to an effective tax rate of 144.0% in 1993. As of December 31, 1994, the Company's net deferred tax assets totaled $8.9 million, less a valuation allowance of the same amount. Future reductions in the valuation allowance totaling $4.7 million will result in a reduction of goodwill associated with the Company's financial restructuring transaction which occurred on March 1, 1991. The reductions in the remaining $4.2 million of valuation allowance will result in reduced deferred tax expense. The allocation of future reductions in the valuation allowance will be determined by the ratio of deferred tax attributes that existed as of the financial restructuring date to those deferred tax attributes created subsequent to the financial restructuring date. At December 31, 1994, the Company had pretax net operating loss carryforwards for federal income tax purposes of $15.1 million which are available to offset future income tax liabilities. In addition, the Company has approximately $.8 million in alternative minimum tax credits which are also available to offset future income tax liabilities.

   The Company's 1994 income from Continuing Operations of $9.3 million compares to a loss in 1993 of $.3 million. Included in the 1993 loss is $7.1 million in restructuring and other charges. Excluding the restructuring and other charges, the 1994 income from Continuing Operations increased $4.9 million, or 111.4% from $4.4 million in 1993.

   The Company's net income for 1994 of $10.6 million compares to net income of $.8 million for 1993. The increase in 1994 is primarily related to the increase in gross profit, reduced interest expense and the absence of the restructuring and other charges.

1993 COMPARED TO 1992

   Net sales from Continuing Operations for the year ended December 31, 1993 totaled $273.9 million, an increase of $43.7 million (or 19.0%) from net sales from Continuing Operations during 1992. The following table reflects net sales from Continuing Operations by product category for each year:

                                                                            Year Ended December 31,
PRODUCT CATEGORIES                                                     1992                          1993
- ------------------------------------------------------------------------------------------------------------
                                                                             (Dollars in thousands)
Branded products                                                  $       67,401                 $      82,556
Specialty products                                                       162,819                       191,393
                                                                  --------------                 -------------
   Net sales                                                      $      230,220                 $     273,949
                                                                  ==============                 =============

   Net sales of branded products increased 22.5% to $82.6 million in 1993 from $67.4 million in 1992 reflecting volume increases in International Delight(R), Lactaid(R) and Naturally Yours(TM). Second Nature(R) volumes declined slightly year to year. Net sales of other specialty products increased to $191.4 million in 1993 from $162.8 million in 1992 primarily as the result of the acquisition of Favorite Foods on March 31, 1993. Volumes of specialty products prior to the Favorite acquisition increased slightly year to year.





The Morningstar Group | 1994 Annual Report

   Net sales from Discontinued Operations were $122.7 million in 1993 versus $180.4 million in 1992. The decrease relates primarily to the divestiture of the Company's former regional dairy in Maryland (Embassy) and the Company's former novelty/ice cream operation in Maryland (East Coast Ice Cream), both of which were sold in July 1992.

   Gross profit from Continuing Operations totaled $62.4 million or 22.8% of net sales during 1993 compared to $55.8 million or 24.2% of net sales in 1992. The increase in gross profit is mainly attributable to the increase in sales from 1992 to 1993. The decrease in gross profit margins was due to reduced margins in the Company's branded and other specialty products categories resulting primarily from increased raw material and overhead costs which could not be entirely recouped through pricing improvements.

   Operating expenses from Continuing Operations were $57.2 million (including $7.1 million in restructuring and other charges) or 20.9% of net sales in 1993 compared to $40.6 million (including other charges of $1.1 million) or 17.6% of net sales in 1992. Operating expenses before these charges were $50.1 million or 18.3% in 1993 compared to $39.5 million or 17.2% in 1992. Distribution expenses increased as a percent of net sales due to an increase in the sales of branded products which are generally transported nationwide. Selling expenses rose as a percentage of net sales primarily as a result of increased advertising and promotion activities related to increased sales of branded products. General and administrative expenses declined slightly.

   The Company's operating income from Continuing Operations for 1993 was $5.2 million, a decline of $10.0 million from 1992. The decline in operating income was the result of the increase in restructuring and other charges and the decrease in gross profit margins. Prior to restructuring and other charges, the Company's operating income declined from $16.3 million in 1992 to $12.3 million in 1993.

   Interest expense declined 28.6% from $7.0 million in 1992 to $5.0 million in 1993 primarily as the result of decreased indebtedness levels and lower average borrowing costs during 1993.

   The Company's loss from Continuing Operations for 1993 of $.3 million compares to a loss in 1992 of $1.6 million. The Company's net income of $.8 million in 1993 compares to a net loss of $10.7 million in 1992. Included in the net loss for 1992, the Company recorded an extraordinary loss of $5.7 million on the purchase of subordinated debentures at a premium and charged $9.6 million of previously incurred financing costs to expense as a result of refinancing its senior debt agreement during 1992.

EARNINGS PER SHARE

   The weighted average number of shares of common stock and common stock equivalents outstanding increased slightly from 15,011,607 in 1993 to 15,050,538 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

   In 1994, the Company generated cash of $18.5 million from its operating activities from Continuing Operations, which, coupled with $49.8 million of net cash provided by Discontinued Operations, $1.6 million received from the exercise of stock options and reduced cash balances of $1.2 million, was used to repay debt of $60.3 million, fund capital and other expenditures of $6.9 million, pay dividends of $.5 million on its common stock and provide $3.4 million for cash used by operating activities of Discontinued Operations.

   The Company believes that cash generated from its operations, together with borrowings under the Revolver, will provide the cash necessary to fund the Company's operations, remaining cash restructuring expenditures, debt service and capital expenditures for the foreseeable future. The Company estimates that it will require cash of $15.9 million during 1995 to fund approximately $9.9 million in capital expenditures and approximately $6.0 million in senior bank debt reduction; funding would be obtained from operations and short-term borrowings, if necessary. At December 31, 1994, the Company had approximately $15.0 million of unused borrowing capacity under the Revolver. The Company suspended the payment of its common stock dividend immediately following the payment of its quarterly dividend of $.0375 per common share in the first quarter of 1994 to holders of record as of December 31, 1993.

   The Company was in compliance with all financial covenants as of December 31, 1994. Based upon the Company's projections for 1995, management does not anticipate any violation of the financial covenants contained in the Senior Credit Agreement.

   The Company's Consolidated Balance Sheet includes significant goodwill and intangible assets as a result of its financial restructuring transaction which occurred on March 1, 1991, and the subsequent acquisition of Favorite. The Company continually evaluates whether events and circumstances indicate the remaining estimated useful life of goodwill warrants revision or that the remaining balance of goodwill may not be recoverable. To make this evaluation the Company uses an estimate of undiscounted net income over the remaining life of the goodwill.





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND
BOARD OF DIRECTORS OF
THE MORNINGSTAR GROUP INC.:

   We have audited the accompanying consolidated balance sheets of The Morningstar Group Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Morningstar Group Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                       /s/ ARTHUR ANDERSEN LLP
Dallas, Texas
February 17, 1995





The Morningstar Group | 1994 Annual Report

MANAGEMENT'S REPORT ON FINANCIAL RESPONSIBILITY

TO OUR STOCKHOLDERS:

   Management is responsible for the preparation and integrity of the consolidated financial statements of The Morningstar Group Inc. and subsidiaries and all other information contained in this Annual Report. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. These financial statements reflect informed judgments and estimates which management believes to be reasonable.

   The Company maintains an effective system of internal accounting controls which are modified periodically as the Company's operations change. Additionally, the Company is receptive to suggestions made by Arthur Andersen LLP, its independent public accountants, regarding enhancements and changes to the Company's existing internal accounting controls. Overall, management believes that its system of internal accounting controls is adequate to provide reasonable assurance as to the integrity and reliability of its financial statements and the safeguarding of assets.

   The Board of Directors, acting through its Audit Committee, monitors the accounting affairs of the Company and has approved the accompanying consolidated financial statements. The Audit Committee, consisting of two outside directors, reviews the results of the annual financial statement audit and the actions taken by management and the independent public accountants to assure that each is carrying out its responsibilities.




/s/ C. DEAN METROPOULOS        /s/ N. MICHAEL DION      /s/ DARRON K. ASH
C. Dean Metropoulos            N. Michael Dion          Darron K. Ash
Chairman, President and        Chief Financial Officer  Controller
Chief Executive Officer

February 17, 1995





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
(Dollars in thousands)


                                                                                   December 31,
ASSETS                                                                  1993                       1994
- -------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash                                                           $          3,340             $        2,152
  Receivables, net of allowance for doubtful accounts of $974
   and $1,495, respectively                                                26,762                     30,469
  Inventories                                                              11,527                     10,540
  Prepaids and other                                                        9,519                      5,062
  Net assets of Discontinued Operations - current                           5,571                        -
                                                                 ----------------             --------------
            Total current assets                                           56,719                     48,223

PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                      6,062                      6,062
  Buildings and improvements                                               16,463                     17,938
  Machinery and equipment                                                  29,334                     36,041
                                                                 ----------------             --------------
     Gross property, plant and equipment                                   51,859                     60,041

  Less:  Accumulated depreciation                                          (9,749)                   (13,404)
                                                                 ----------------             --------------
     Net property, plant and equipment                                     42,110                     46,637

INTANGIBLE AND OTHER ASSETS:
  Identifiable intangible assets                                            3,177                      2,512
  Goodwill                                                                 71,829                     65,951
  Deferred financing costs                                                  2,705                      1,540
  Other assets                                                              1,772                        402
  Net assets of Discontinued Operations - noncurrent                       33,822                        -
                                                                 ----------------             --------------
     Total intangible and other assets                                    113,305                     70,405
                                                                 ----------------             --------------
     Total assets                                                $        212,134             $      165,265
                                                                 ================             ==============


 The accompanying notes are an integral part of these consolidated statements.





The Morningstar Group | 1994 Annual Report

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
(Dollars in thousands)

                                                                                    December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                     1993                       1994
- -------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                                  $      17,850              $      17,263
  Accrued liabilities                                                      17,663                     19,345
  Current maturities of long-term debt                                     14,750                      6,000
                                                                    -------------              -------------
        Total current liabilities                                          50,263                     42,608

LONG-TERM DEBT (net of current maturities)                                105,425                     53,892
OTHER LONG-TERM LIABILITIES                                                 1,913                      1,963
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 50,000,000 shares authorized;
     14,287,212 in 1993 and 14,920,797 in 1994 issued and outstanding         143                        149
  Additional paid-in capital                                               69,541                     71,157
  Retained deficit                                                        (15,151)                    (4,504)
                                                                    -------------              -------------

      Total stockholders' equity                                           54,533                     66,802
                                                                    -------------              -------------

      Total liabilities and stockholders' equity                    $     212,134              $     165,265
                                                                    =============              =============



 The accompanying notes are an integral part of these consolidated statements.





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS
- --------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

                                                                         Year Ended December 31,
                                                           1992                   1993                       1994
- -------------------------------------------------------------------------------------------------------------------
NET SALES                                           $     230,220           $    273,949                $    292,314
COST OF GOODS SOLD                                        174,428                211,597                     222,484
                                                    -------------           ------------                ------------
GROSS PROFIT                                               55,792                 62,352                      69,830
OPERATING COSTS AND EXPENSES:
  Distribution                                             13,173                 17,661                      18,689
  Selling                                                  13,927                 19,008                      21,295
  General and administrative                               12,404                 13,427                      11,778
  Restructuring and other charges                           1,093                  7,100                           -
                                                    -------------           ------------                ------------
      Total operating costs and expenses                   40,597                 57,196                      51,762
                                                    -------------           ------------                ------------
OPERATING INCOME                                           15,195                  5,156                      18,068
INTEREST EXPENSE                                            6,957                  4,984                       4,446
AMORTIZATION AND WRITE-OFF OF DEFERRED
  FINANCING COSTS                                             918                    493                         351
REFINANCING CHARGES                                         9,584                      -                           -
OTHER INCOME, NET                                            (722)                  (905)                     (1,583)
                                                    -------------           ------------                ------------
INCOME (LOSS) BEFORE INCOME TAXES                          (1,542)                   584                      14,854
PROVISION FOR INCOME TAXES                                     98                    841                       5,533
                                                    -------------           ------------                ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                   (1,640)                  (257)                      9,321
DISCONTINUED OPERATIONS:
  Income (loss) from Discontinued Operations               (3,359)(a)              1,241(a)                      903(a)
  Gain on disposal                                              -                      -                         423(b)
                                                    -------------           ------------                ------------
INCOME (LOSS) FROM DISCONTINUED OPERATIONS                 (3,359)                 1,241                       1,326
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                    (4,999)                   984                      10,647
EXTRAORDINARY ITEM                                         (5,676)(c)               (164)(d)                       -
                                                    -------------           ------------                ------------
NET INCOME (LOSS)                                         (10,675)                   820                      10,647

LESS:  DIVIDENDS ON PREFERRED STOCK                           939                      -                           -
                                                    -------------           ------------                ------------

NET INCOME (LOSS) TO COMMON STOCKHOLDERS            $     (11,614)          $        820                $     10,647
                                                    =============           ============                ============

EARNINGS (LOSS) PER COMMON SHARE:
  Continuing Operations                             $        (.21)          $       (.02)               $        .62
  Discontinued Operations                                    (.28)                   .08                         .09
                                                    -------------           ------------                ------------
  Earnings (loss) before extraordinary item                  (.49)                   .06                         .71
  Extraordinary item                                         (.47)                  (.01)                          -
                                                    -------------           ------------                ------------
  Earnings (loss) per common share                  $        (.96)          $        .05                $        .71
                                                    =============           ============                ============

WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING                       12,128,343             15,011,607                  15,050,538

(a) Net of applicable tax provision (benefit) of $(71), $1,044 and $507.
(b) Net of applicable tax provision of $2,865.
(c) Loss on purchase of senior subordinated debentures, net of applicable taxes of $0.
(d) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71.

 The accompanying notes are an integral part of these consolidated statements.





The Morningstar Group | 1994 Annual Report

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)

                                                          Common Stock and
                                                    Additional Paid-in Capital
                                           ------------------------------------------
                                                                            Single          Retained
                                             Class A         Class B         Class           Deficit         Total
- -----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                 $    15,421     $    2,815      $        -      $   (1,148)     $   17,088

Dividends on redeemable preferred stock              -              -               -            (939)           (939)
   ($1.565 per share)

Conversion to single class of stock            (15,421)        (2,815)         18,236               -              -

Issuance of common stock                             -              -          50,281               -          50,281

Vesting of stock options                             -              -           1,093               -           1,093

Cash dividends on common stock                       -              -               -          (1,069)         (1,069)
   ($.075 per share)

Net Loss                                             -              -               -         (10,675)        (10,675)
                                           -----------     ----------      ----------      ----------      ----------

Balance, December 31, 1992                           -              -          69,610         (13,831)         55,779

Exercise of stock options                            -              -              74               -              74

Cash dividends on common stock                       -              -               -          (2,140)         (2,140)
   ($.15 per share)

Net Income                                           -              -               -             820             820
                                           -----------     ----------      ----------      ----------      ----------

Balance, December 31, 1993                           -              -          69,684         (15,151)         54,533

Exercise of stock options                            -              -           1,622               -           1,622

Net Income                                           -              -               -          10,647          10,647
                                           -----------     ----------      ----------      ----------      ----------

Balance, December 31, 1994                 $         -     $        -      $   71,306      $   (4,504)     $   66,802
                                           ===========     ==========      ==========      ==========      ==========


 The accompanying notes are an integral part of these consolidated statements.





                                      The Morningstar Group | 1994 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                                Year Ended December 31,
                                                                      1992               1993              1994
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from customers                                  $     225,873      $      274,751    $      284,605
   Interest received                                                       194                 238               134
   Income tax refund                                                         -                   6                 -
   Cash paid to suppliers and employees                               (207,130)           (257,501)         (259,147)
   Interest paid                                                        (9,276)             (6,240)           (4,395)
   Income taxes paid                                                      (547)               (453)           (2,663)
                                                                 -------------      --------------    --------------
      Net cash provided by Continuing Operations                         9,114              10,801            18,534

      Net cash provided (used) by Discontinued Operations                5,342               5,896            (3,403)
                                                                 -------------      --------------    --------------

      Net cash provided by operating activities                         14,456              16,697            15,131

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of subsidiary:
      Working capital                                                        -              (2,936)                -
      Property, plant and equipment                                          -             (12,255)                -
      Other assets                                                           -             (15,190)                -
      Other long term liabilities                                            -                 354                 -
                                                                 -------------      --------------    --------------
                                                                             -             (30,027)                -
   Capital expenditures                                                 (5,307)             (5,520)           (7,622)
   Proceeds from sale of assets                                              -                 209                32
   Other                                                                (2,119)             (2,175)              682
                                                                 -------------      --------------    --------------
   Net cash used by Continuing Operations                               (7,426)            (37,513)           (6,908)

   Discontinued Operations:
      Sale of Discontinued Operations                                   12,592                 125            50,237
      Capital and other expenditures                                      (223)             (1,198)             (482)
                                                                 -------------      --------------    --------------
      Net cash provided (used) by Discontinued Operations               12,369              (1,073)           49,755

      Net cash provided (used) by investing activities                   4,943             (38,586)           42,847

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance (redemption) of preferred stock                         (17,814)                  -                 -
      Issuance of common stock                                          50,281                  74             1,622
      Proceeds from issuance of long-term debt                         104,000              35,000                 -
      Net borrowings (repayments) under
        revolving credit facility                                          500               6,675           (14,783)
      Principal payments on long-term debt                            (154,409)            (18,231)          (45,470)
      Refinancing fees                                                  (3,140)                  -                 -
      Dividends paid                                                      (535)             (2,140)             (535)
                                                                 -------------      --------------    --------------
      Net cash provided (used) by financing activities                 (21,117)             21,378           (59,166)

NET DECREASE IN CASH                                                    (1,718)               (511)           (1,188)

CASH, BEGINNING OF PERIOD                                                5,569               3,851             3,340
                                                                 -------------      --------------    --------------
CASH, END OF PERIOD                                               $      3,851      $        3,340    $        2,152
                                                                 =============      ==============    ==============

 The accompanying notes are an integral part of these consolidated statements.





The Morningstar Group | 1994 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS - RECONCILIATION OF
NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATIONS
(Dollars in thousands)



                                                                                 Year Ended December 31,
                                                                    1992                  1993                1994
- -----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             $    (10,675)        $         820       $      10,647
ADJUSTMENTS TO RECONCILE NET
   INCOME (LOSS) TO NET CASH
   PROVIDED BY OPERATIONS:
     Discontinued Operations net (income) loss                       3,359                (1,241)             (1,326)
     Depreciation                                                    3,387                 3,810               4,344
     Amortization of intangibles                                     5,743                 4,288               2,632
     Refinancing charges                                            10,343                     -                   -
     Restructuring and other charges                                     -                 7,100                   -
     (Gain) loss on fixed asset retirements                             68                    82                (243)
     Increase in noncash taxes                                           -                 1,040               4,222
     Loss on extinguishment of debentures                            5,676                   164                   -
     Change in assets and liabilities net of
         effects from acquisitions and
         divestitures of subsidiaries:
           Accounts receivable                                      (5,069)               (1,208)             (3,707)
           Inventories                                                 (54)               (2,792)                987
           Prepaids and other                                       (1,683)               (2,969)              3,569
           Accounts payable                                            206                 1,455                (655)
           Other accrued liabilities                                (2,866)                2,466              (1,986)
           Other long-term liabilities                                 679                (2,214)                 50
                                                              ------------         -------------       -------------
              Total adjustments                                     19,789                 9,981               7,887

     Net cash provided by Continuing Operations                      9,114                10,801              18,534

     Discontinued Operations:
           Discontinued Operations net income (loss)                (3,359)                1,241               1,326
           Gain on disposal                                              -                     -                (423)
           Refinancing and other charges                             7,376                     -                   -
           Change in working capital                                (2,151)                1,584              (4,914)
           Depreciation and amortization                             3,476                 3,071                 608
                                                              ------------         -------------       -------------
     Net cash provided (used) by Discontinued Operations             5,342                 5,896              (3,403)

NET CASH PROVIDED BY OPERATIONS                               $     14,456         $      16,697       $      15,131
                                                              ============         =============       =============

 The accompanying notes are an integral part of these consolidated statements.





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      ORGANIZATION AND BUSINESS

         BACKGROUND

            The Morningstar Group Inc., a Delaware corporation (together with its subsidiaries, the "Company", "Morningstar", or "Successor") was formed in March 1991. On April 1, 1988, the Company's predecessor, MorningStar Foods Inc., acquired substantially all of the net assets and operations of the Dairy Group of The Southland Corporation.

            Due to a change of ownership, the Company adopted a new basis of accounting on March 1, 1991. In accordance with generally accepted accounting principles, the assets and liabilities of the Company were adjusted to their appraised fair market values as of this date.

            In the second quarter of 1992 the Company accomplished a public offering of 5,000,000 new shares of common equity, which provided $50.3 million in net cash proceeds which, combined with $104.0 million in new senior borrowings, was utilized to purchase $34.0 million in face amount of the Company's 13% Senior Subordinated Debentures at a cash premium of $4.1 million, to redeem $17.8 million of the Company's preferred stock and to refinance $98.4 million of previously outstanding senior debt.

            The Company announced on January 6, 1994 a new growth strategy which included $9.0 million in restructuring and other charges recognized in the fourth quarter of 1993 and the cessation of the payment of dividends on its common stock. This restructuring plan also contemplated the sale of Velda Farms Inc. ("Velda") which was completed on April 13, 1994, for $48.0 million in cash and $3.0 million in 9% Series A preferred stock. The Company has deferred the recognition of the gain on the preferred stock pending realization of the gain. The majority of the cash proceeds were used to pay down external bank debt and to fund federal and state taxes generated by the gain on the sale.

         BUSINESS

            The Company's Continuing Operations include its specialty operations which manufacture and market refrigerated food products including nationally branded products and other specialty, dairy-based cultured and ultrapasteurized products. Discontinued Operations include all previously divested regional dairy operations and other divested operations.


(2)      ACQUISITIONS AND DISCONTINUED OPERATIONS

         DISCONTINUED OPERATIONS

            The Company has made significant divestitures since its inception and as a result, the size and scope of the Company's operations have been significantly changed. In 1991, the Company divested a novelty/ice cream operation in Texas and closed a novelty/ice cream operation in Missouri. In 1992, the Company divested a regional dairy operation and a novelty/ice cream operation, both located in Maryland. On April1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda"). The sale of Velda concluded the divestiture of the Company's regional dairies which were considered a major and distinct segment of its business. As such, the operations of the regional dairies and other divested operations have been restated and presented in the consolidated financial statements to conform with discontinued operations treatment ("Discontinued Operations").

            Net sales of Discontinued Operations were $180.4 million in 1992, $122.7 million in 1993 and $38.6 million in 1994. Interest expense of $2.4 million, $1.4 million and $.4 million was allocated to Discontinued Operations during 1992, 1993 and 1994, respectively. The allocation method was based upon the ratio of net assets of Discontinued Operations to the sum of consolidated net assets plus consolidated debt, less debt specifically allocated to certain of the Company's subsidiaries.





The Morningstar Group | 1994 Annual Report

         FAVORITE FOODS ACQUISITION

            On March 31, 1993, the Company completed its purchase of Favorite Foods, Inc., formerly a subsidiary of Nestle USA, Inc., for approximately $28 million plus expenses. Simultaneously with the purchase, the acquired corporation was merged into Favorite Foods Inc., a Delaware corporation (collectively "Favorite"). Favorite, headquartered in Fullerton, California, is a processor of cultured and ultrapasteurized products and recorded approximately $31 million in sales during the nine months ended December 31, 1993. Favorite's results are included in the 1993 Consolidated Statement of Operations for the period April 1 through December 31, 1993.

(3)      SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

            The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intracompany transactions and balances have been eliminated.

         CONCENTRATIONS OF CREDIT RISK

            Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells its products to supermarkets, convenience stores, dairies, food service and institutional organizations, club stores and private label suppliers located in all 50 states and over 20 foreign countries, with a concentration of customers located in California. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

         CASH AND CASH EQUIVALENTS

            The Company considers overnight investments to be cash.

         INVENTORIES

            Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are summarized as follows (in thousands):


                                                                                                At December 31,
                                                                                           1993                  1994
             ----------------------------------------------------------------------------------------------------------
             Raw materials and supplies                                                $   7,913            $    6,757
             Finished goods                                                                3,614                 3,783
                                                                                       ---------            ----------
                        Total                                                          $  11,527            $   10,540
                                                                                       =========            ==========


              Finished goods inventories include the costs of materials, labor and plant overhead.


         PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

                                                                                          Useful
                ASSET CATEGORY                                                         Life (Years)
             ---------------------------------------------------------------------------------------
             Machinery and equipment                                                     3 - 10
             Buildings and improvements                                                    25


            Property sold or retired is eliminated from the accounts in the year of disposition. Major expenditures for renewals and betterments are capitalized while maintenance and repairs are charged against income.





                                      The Morningstar Group | 1994 Annual Report

         IDENTIFIABLE INTANGIBLE ASSETS

            Identifiable intangible assets relate to the acquisition of Favorite in 1993, and are being amortized over their estimated useful lives which is generally 5 years. Amortization costs totaled $2,200,000 in 1992, $1,933,000 in 1993 and $665,000 in 1994. The 1993
         amortization does not include the write-down of certain identifiable intangibles associated with the 1993 restructuring and other charges. Accumulated amortization was $513,000 and $1,178,000 at December 31, 1993 and 1994, respectively.

         GOODWILL

            Goodwill is amortized on a straight-line basis over 40 years and is recorded at cost less accumulated amortization. The Company continually evaluates whether events and circumstances indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. To make this evaluation, the Company uses an estimate of undiscounted net income over the remaining life of the goodwill. Amortization costs totaled $1,934,000 in 1992, $1,654,000 in 1993 and $1,660,000 in 1994.
         Accumulated amortization was $5,200,000 and $6,860,000 at December 31, 1993 and 1994, respectively.

         DEFERRED FINANCING COSTS

            Costs incurred that relate to the issuance of indebtedness and the corresponding accumulated amortization are included in deferred financing costs in the accompanying consolidated balance sheets. Deferred financing costs related to existing debt are amortized over the life of the related debt. Accumulated amortization was $767,000 and $1,118,000 at December 31, 1993 and 1994, respectively.

         ACCRUED LIABILITIES

            Accrued liabilities consisted of the following (in thousands):


                                                                                                At December 31,
                                                                                          1993                 1994
            -----------------------------------------------------------------------------------------------------------
            Accrued interest                                                             $   390               $   706
            Payroll & benefits (accrued wages, vacation and profit sharing)                3,533                 3,472
            Restructuring accruals                                                         4,425                   717
            Insurance accruals                                                             5,083                 3,559
            Income taxes                                                                     591                 3,042
            Marketing and advertising                                                      1,683                 2,689
            Other accrued liabilities                                                      1,958                 5,160
                                                                                         -------               -------
                         Total                                                           $17,663               $19,345
                                                                                         =======               =======



         FAIR VALUE OF FINANCIAL INSTRUMENTS

            The financial position of the Company at December 31, 1994 includes certain financial instruments which may have a fair value that is different than that which is currently reflected on the financial statements. However, any variation in value is insignificant.





The Morningstar Group | 1994 Annual Report

         REVENUE RECOGNITION

            The Company recognizes revenue upon shipment to customers.

         DERIVATIVE FINANCIAL INSTRUMENTS

            The Company has not entered into any derivatives or other speculative financial instruments as of December 31, 1994.

         INCOME TAXES

            Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," was issued in February 1992. The Company elected to adopt this standard effective January 1, 1992. The adoption of SFAS 109 had no material effect on the Company's financial statements.

         OTHER INCOME

            Other income primarily consists of purchase discounts and royalty revenue.

         EARNINGS (LOSS) PER COMMON SHARE

            The earnings (loss) per common share is computed based on the weighted average number of shares of the Company's common stock and common stock equivalents outstanding during the period. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options. The impact of outstanding stock options discussed in Note 10 has not been considered in 1992 because of their antidilutive effect.

         FINANCIAL STATEMENT PRESENTATION

            Certain prior year balances have been reclassified to conform to the current year presentation.

         PRO FORMA RESULTS FROM CONTINUING OPERATIONS

            The following unaudited pro forma information is presented to illustrate the estimated effects of: (i) the completion of the May 1992 equity offering and related financing and debenture purchase and
         (ii) the acquisition of Favorite as if each transaction had occurred at January 1, 1992 (in thousands, except per share amounts):

                                                                                           Year Ended December 31,
                                                                                          1992                 1993
                                                                                                 (Unaudited)
             --------------------------------------------------------------------------------------------------------------
             Pro forma net sales from Continuing Operations                           $  273,277           $   285,136
                                                                                      ==========           ===========
             Pro forma net income (loss) from Continuing Operations
                  before extraordinary items                                          $    9,321           $      (161)
                                                                                      ==========           ===========
             Pro forma net income (loss) from Continuing Operations                   $    3,645           $      (325)
                                                                                      ==========           ===========

             Pro forma shares outstanding                                             14,980,582            14,287,212

             Pro forma earnings (loss) per share                                      $      .24           $      (.02)
                                                                                      ==========           ===========


            The pro forma information presented above does not eliminate the effect of the Company's $7.1 million in restructuring and other charges recorded in the fourth quarter of 1993.


(4)      INCOME TAXES

            The components of the provision for income taxes from Continuing Operations are as follows (in thousands):

                                                                                Year Ended December 31,
                                                                       1992              1993                 1994
             -----------------------------------------------------------------------------------------------------------
             Current                                                $       -        $       207         $         272
             Deferred                                                      71                388                 4,163
             State                                                         27                246                 1,098
                                                                    ---------        -----------         -------------

             Provision for income taxes                             $      98        $       841         $       5,533
                                                                    =========        ===========         =============


                                      The Morningstar Group | 1994 Annual Report

            Temporary differences and carryforwards which give rise to a significant portion of net deferred income tax assets are as follows (in thousands):

                                                                                                 At December 31,
                                                                                           1993                  1994
             --------------------------------------------------------------------------------------------------------------
             Deferred Tax Assets:
                Net operating loss carryforward                                        $   7,887            $    5,130
                Accrued vacation                                                             811                   525
                Accrued workers' compensation                                                946                 1,030
                Restructuring reserves                                                     2,331                   501
                Other accrued expenses and reserves                                        2,075                 3,404
                Other deferred tax assets                                                  1,548                 1,011
                                                                                       ---------            ----------
                       Total deferred tax assets                                          15,598                11,601
              Deferred Tax Liabilities:
                Accelerated depreciation and amortization                                  2,880                 2,393
                Other deferred tax liabilities                                               519                   298
                                                                                       ---------            ----------
                       Total deferred tax liabilities                                      3,399                 2,691
                                                                                       ---------            ----------
                       Net deferred income tax assets                                     12,199                 8,910
                       Valuation allowance                                               (12,199)               (8,910)
                                                                                       ---------            ----------
                       Long-term deferred income taxes, net                            $       -            $        -
                                                                                       =========            ==========


            Approximately $4.7 million of the deferred tax assets were created prior to the Company's financial restructuring transaction which occurred on March 1, 1991 and when utilized, results in a reduction of goodwill associated with that transaction. The Company reduced goodwill by approximately $71,000, $388,000 and $4,163,000 for the years ended December 31, 1992, 1993 and 1994 respectively, representing realization of deferred tax assets created prior to the Company's financial restructuring transaction.

            The provision (benefit) for income taxes was different than the amount computed using the statutory income tax rate for the reasons set forth in the following table (in thousands):

                                                                                     Year Ended December 31,
                                                                          1992                1993               1994
              ----------------------------------------------------------------------------------------------------------
              Provision (benefit) computed at statutory rate          $      (524)        $      199        $    5,050
              State income taxes                                               18                162               905
              Tax on non-deductible goodwill amortization                     657                539               516
              Utilization of previously unrecognized deferred
                tax assets                                                      -               (138)           (1,107)
              Other                                                           (53)                79               169
                                                                      -----------         ----------        ----------
              Provision for income taxes                              $        98         $      841        $    5,533
                                                                      ===========         ==========        ==========


         AVAILABILITY AND AMOUNT OF NET OPERATING LOSS CARRYFORWARDS

            At December 31, 1994, the Company had pretax net operating loss ("NOL") carryforwards for federal income tax purposes of $15.1 million which are available to offset future income tax liabilities. NOL carryforwards expire by 2007. In addition, the Company has approximately $.8 million in alternative minimum tax credits which are also available to offset future income tax liabilities.





The Morningstar Group | 1994 Annual Report

(5)  LONG-TERM DEBT

            The Company's long-term debt consists of the following (in thousands):

                                                                                                At December 31,
                                                                                           1993                  1994
              ---------------------------------------------------------------------------------------------------------
              Senior term loan                                                         $ 100,500            $   55,000
              Revolving credit facility                                                   16,675                 1,892
              Industrial development revenue bonds                                         3,000                 3,000
                                                                                       ---------            ----------

                        Total long-term debt                                             120,175                59,892

              Less:  Current maturities                                                   14,750                 6,000
                                                                                       ---------            ----------

              Long-term debt, net of current maturities                                $ 105,425            $   53,892
                                                                                       =========            ==========




            Maturities of long-term debt at December 31, 1994, are as follows (in thousands):

             1995                                                                  $        6,000
             1996                                                                          14,083
             1997                                                                          17,272
             1998                                                                          17,645
             1999                                                                           1,892
           Thereafter                                                                       3,000
                                                                                   --------------
                  Total maturities                                                 $       59,892
                                                                                   ==============


         SENIOR TERM LOAN AND REVOLVING CREDIT FACILITY

            In March 1993, in conjunction with the acquisition of Favorite, the Company's existing credit agreement was amended and restated (the "Senior Credit Agreement"). The Senior Credit Agreement includes a six-year term loan (the "Senior Term Loan") and a $25 million revolving credit facility (the "Revolver"). At December 31, 1994, $1.9 million was borrowed under the Revolver and approximately $8.1 million was issued pursuant to letters of credit.

            The Senior Credit Agreement also requires mandatory prepayments of the loans under certain conditions such as the sale of assets, excess cash flow, the issuance of new debt or equity and the receipt of certain other cash proceeds.

            The base interest rate on the Term Loan and the Revolver is the prime rate. Both facilities have alternative rate options based upon spread above the London Interbank Offered Rates ("LIBOR"). At December 31, 1994, $55.0 million in borrowings under the Term Loan were outstanding at a weighted average interest rate of 7.07%. At December 31, 1994, $1.9 million in borrowings under the Revolver were outstanding at a weighted average interest rate of 9.00%. Borrowings under these lending facilities are secured by virtually all of the assets of the Company. Up to $17 million in letters of credit may be issued under the Revolver. As of December 31, 1994 approximately $15.0 million was additionally available to the Company under the Revolver. A fee of 1.75% per year is charged on outstanding letters of credit. A 0.5% per year commitment fee on uncommitted funds is payable quarterly. The Revolver matures on March 20, 1999 coincident with the scheduled maturity of the Term Loan. The Senior Credit Agreement contains numerous covenants pertaining to management and operations of the Company including limitations on the amount of annual capital expenditures as well as specification of certain leverage ratios, interest coverage ratios, fixed charge coverage ratios and minimum net worth. The Senior Credit Agreement also limits the amount of the annual common stock dividends to the greater of $2.5 million or seven and one-half percent of the prior year earnings before interest, taxes, depreciation and amortization, not to exceed $5.0 million.

            During April 1994, the Company completed the sale of Velda for approximately $48 million in cash and $3 million in 9% Series A preferred stock. In conjunction with the sale, the Company paid down approximately $36.7 million of its Senior Term Loan and $11.8 million of its Revolver. The Senior Credit Agreement was also amended to change the amortization schedule of the Senior Term Loan (see maturity schedule above). Also, effective June 20, 1994, the Company's Revolver commitment was reduced, as previously scheduled, from $30 million to $25 million.





                                      The Morningstar Group | 1994 Annual Report

            The Company was in compliance with all financial covenants as of December 31, 1994. Based upon the Company's projections for 1995, management does not anticipate any violation of the financial covenants contained in the Senior Credit Agreement.

         INDUSTRIAL DEVELOPMENT REVENUE BONDS

            The industrial development revenue bonds were issued on December 14, 1988 to fund the construction of a waste water treatment facility at the Company's Frederick, Maryland processing plant. The bonds mature on December 1, 2003, and bear interest that fluctuates weekly based upon market factors. The interest rate in effect for these bonds on December 31, 1994 was 6.05%.

(6)      RESTRUCTURING AND OTHER CHARGES

            In contemplation of the sale of certain assets (see Note 2 - "Acquisitions and Discontinued Operations"), the Company recorded provisions in the Consolidated Statements of Operations for the ten months ended December 31, 1991 representing management's best estimate of the cost of restructuring. In 1992, additional losses were incurred as divestitures were completed and compensation expense was recorded related to the accelerated vesting of stock options in connection with the Company's initial public offering. On January 6, 1994, the Company announced a restructuring plan to sharpen its focus on the faster-growing value-added segments of its core specialty food products business, while reorganizing its operations to be more efficient. The plan, which resulted in a $9.0 million charge in the fourth quarter of 1993, included provisions for reductions in workforce, relocation of the manufacturing for certain product lines to gain operating efficiencies, and the abandonment of other product lines. As of December 31, 1994, the Company had abandoned two yogurt production lines and one ultrapasteurized ("UHT") production line in connection with the restructuring plan. The Company has also relocated two UHT production lines as well as several cultured production lines as of December 31, 1994. The $9.0 million charge included non-cash expenses of $4.4 million and cash expenses of $4.6 million. The majority of the cash expenditures were paid during 1994. Approximately 100 employment positions were eliminated as a part of the 1993 restructuring plan. The relocation of product lines impacted each of the Company's six specialty dairy facilities. The charge also included $1.9 million representing reserves established for certain supply agreements and promissory notes received as part of the sale of certain of the Company's regional dairies in 1991 and 1992. This charge has been included in Discontinued Operations in the Consolidated Statements of Operations.

            The components of these 1992 and 1993 charges include (in thousands):

                                                                                            Year Ended December 31,
                                                                                           1992                  1993
              ----------------------------------------------------------------------------------------------------------
              Restructuring Charge
                    Consulting, severance and related personnel costs                  $       -            $    2,500
                    Relocation of product lines                                                -                 3,600
                    Excess data processing conversion expenses                                 -                 1,000
                                                                                       ----------           ----------
                              Subtotal                                                         -                 7,100
              Other Charges
                    Loss on divestitures (a)                                               2,134                 1,900
                    Compensation expense on stock options                                  1,093                     -
                                                                                       ----------           ----------
                           Subtotal                                                        3,227                 1,900
                                                                                       ----------           ----------
                        Total                                                          $   3,227            $    9,000
                                                                                       ==========           ==========


                   (a)  Included in Discontinued Operations.





The Morningstar Group | 1994 Annual Report

(7)      EMPLOYEE BENEFIT PLANS

         RETIREMENT PLANS

            The Company has adopted a defined contribution profit sharing plan for the purpose of providing retirement benefits for eligible non-union employees. At December 31, 1994, eligible employees totaled 321, of which 214 were participants in the plan. Contributions are made by the Company and by plan participants. Company contributions are allocated to the participants on the basis of individual contributions, the age of the participant and the number of years that the participant has been in the plan. During 1994 the Company also contributed to four multi-employer pension/retirement plans under the terms of various union contracts. The various union contracts covered 435 of the Company's 809 employees at December 31, 1994. The number of union pension plans and the portion of employees covered have varied from year to year. Contributions to these pension plans are as follows (in thousands):


                                                                                Year Ended December 31,
                                                                         1992             1993                  1994
             --------------------------------------------------------------------------------------------------------------
             Defined contribution profit sharing plan                 $      397       $     414            $      230
             Union pension plans                                             998           1,197                 1,122


         POST-RETIREMENT BENEFIT PLANS

            In December 1990, the Financial Accounting Standards Board issued its standard on accounting for post-retirement benefits other than pensions. This standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. The cost of providing these benefits has been primarily paid by non-union retirees and the Company's calculation of its obligation is not material as of December 31, 1994.

            The Company's union employees participate in various defined contribution union plans that provide health care and other welfare benefits during their employment and after retirement. Amounts charged to expense and contributed to these health and welfare plans totaled approximately $2,175,000 in 1992, $2,292,000 in 1993 and $2,608,000 in
         1994. Having made these payments, no remaining obligations exist for these years under the union plans.


(8)      COMMITMENTS AND CONTINGENCIES

         LEASES

            The Company leases certain plant facilities and related equipment and vehicles under operating lease arrangements. Lease expense pursuant to such arrangements was approximately $3,929,000 in 1992, $5,012,000 in 1993 and $3,009,000 in 1994.

            The following is a summary of future minimum annual lease payments under noncancelable operating lease obligations as of December 31, 1994 (in thousands):

        Year Ending December 31,
       -------------------------------------------------------------------------------------------
       1995                                                                            $    2,704
       1996                                                                                 1,965
       1997                                                                                 1,732
       1998                                                                                 1,596
       1999                                                                                 1,360
       Thereafter                                                                           1,507
                                                                                       ----------
                       Total                                                           $   10,864
                                                                                       ==========





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS


          EMPLOYMENT AGREEMENTS

            The Company had previously entered into employment agreements, as amended, with its former Chief Executive Officer, Chief Operating Officer and former Chief Financial Officer. The former Chief Executive Officer, James A. Bach, resigned on March 17, 1994. Pursuant to his employment agreement, Mr. Bach is to receive approximately $1,175,000 over a period of two and one half years from the date of his resignation. The agreement with the former Chief Financial Officer, Tracy L. Noll, terminated with his resignation on June 17, 1994. The agreement with the Chief Operating Officer, Clifford L. Marquart, terminated on February 28, 1995. For the year ended December 31, 1994, the combined salaries and bonuses for these executives was approximately $1,400,000.

          LITIGATION

            The Company received a "target letter" dated December 31, 1991, from the United States Department of Justice informing it that Morningstar was a target of a federal grand jury investigation of suspected bid-rigging and market allocation in the dairy industry in the State of Texas. The investigation related to activities conducted in the fluid milk industry in Texas. Oak Farms and Cabell's (collectively the "Texas Dairy Subsidiaries") were formed by the Company in March 1988 in connection with the acquisition of substantially all of the assets of Southland's dairy operations. The Texas Dairy Subsidiaries conducted fluid milk operations in Texas and were sold to Southern Foods Group, Inc. ("Southern Foods") in September 1990, which merged them into its subsidiary, Schepps-Foremost, Inc.

            The investigation by the Department of Justice concluded in 1994. The Company was not made a party to legal action commenced by the Department.

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

            Southern Foods made claim against the Company in 1994 pursuant to the indemnification provisions noted above to recover certain sums that Southern Foods paid as a result of the Department of Justice investigation. Subsequent to December 31, 1994, the Company reached an agreement with Southern Foods to pay the sum of $425,000 to settle all claims between the Companies relating to the aforesaid investigation. This agreement will not have a material adverse effect on the results of operations or the financial position of the Company.

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





The Morningstar Group | 1994 Annual Report

(9)      RELATED PARTY TRANSACTIONS

         HICKS MUSE

            The Company entered into a financial advisory agreement dated
         March 1, 1991, as amended, pursuant to which Hicks Muse has provided financial advisory services to the Company since such date and will continue to provide financial advisory services to the Company in the future. The term of this agreement is ten years and will continue from year to year thereafter unless terminated by either party. As compensation for such services, the Company pays Hicks Muse an advisory fee, together with all reasonable expenses incurred in connection therewith. The Company paid advisory fees of $200,000, $200,000 and $114,000 in 1992, 1993 and 1994, respectively and reimbursed Hicks Muse approximately $30,000, $21,000 and $37,000 for expenses for each year, respectively. Hicks Muse was also paid a fee of $420,000 relating to the acquisition of Favorite and $300,000 relating to the sale of Velda.

         ADVISORY AGREEMENT

            The Company entered into an advisory agreement dated October 1, 1993, pursuant to which C. Dean Metropoulos will provide advisory services to the Company in implementing its new growth strategy and accomplishing its 1993 restructuring plan. The term of this agreement is three years and is cancelable by either party at any time. Subsequent to execution of the advisory agreement, Mr. Metropoulos was named to the additional positions of President and Chief Executive Officer. As compensation for all services rendered by Mr. Metropoulos, the Company pays Mr. Metropoulos a monthly fee of approximately $29,000 plus all reasonable expenses incurred in connection therewith. During 1993, the Company paid a total of approximately $290,000 in monthly fees and reimbursed approximately $6,000 in expenses pursuant to this agreement.

(10)     EQUITY

         1991 STOCK OPTION PLAN

            In March 1991, the Company established the 1991 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 999,999 shares of common stock to key employees of the Company. At December 31, 1994, 769,941 tenure options and 228,258 incentive options have been granted to employees. Upon completion of the common stock offering in 1992, the incentive options became vested, resulting in compensation expense of $1,093,000. The exercise price for all options granted is $2.56 per share, which was the fair market value of the options at the date of issuance. The options expire ten years after the date of their issuance.

         1992 STOCK OPTION PLAN

            In July 1992, the Company established the 1992 Incentive and Nonstatutory Option Plan which provides for the issuance of options to purchase 181,818 shares of common stock to key employees of the Company. At December 31, 1994, 176,000 options had been granted to employees. The exercise price for 67,000 of these options granted is $9.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 120,000 options granted in 1994 is $7.00 per share, which was the fair market value of the options at the date of issuance. The options granted in 1992 become exercisable over a three-year period and expire ten years after the date of their issuance. One-third of the options granted in 1994 became exercisable on the date of issuance, while the remaining options vest in equal amounts over two years. The options granted in 1994 expire ten years after the date of their issuance. No options under the 1992 plan had been exercised as of December 31, 1994.





                                      The Morningstar Group | 1994 Annual Report

FINANCIAL STATEMENTS

          1994 STOCK OPTION PLAN

            In June 1994, the Company established the 1994 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 250,000 shares of common stock to key employees of the Company. At December 31, 1994, 210,000 options had been granted to employees. The exercise price for all options granted is $7.00 per share which was the fair market value of the options at the date of issuance. These options become exercisable over a three year period and expire ten years after the date of their issuance. No options had been exercised as of December 31, 1994.

          CHAIRMAN OPTION PLAN

            On February 15, 1994, the Compensation Committee of the Company's Board of Directors approved the issuance of options to purchase 600,000 shares of common stock of the Company to C. Dean Metropoulos, Chairman, President and CEO of the Company. As of December 31, 1994, 600,000 options had been granted to Mr. Metropoulos. The exercise price for these options is $6.50 per share, which was the fair market value of the options at the date of issuance. One-third of these options became exercisable on the date of issuance, while the remaining options vest in equal amounts over two years. The options expire ten years after the date of their issuance. As of December 31, 1994, no options had been exercised.


                                             1991 Plan       1992 Plan       1992 Plan       1994 Plan     Chairman Plan
                                             Number of       Number of        Option         Number of       Number of
                                              Options         Options         Prices          Options         Options
         ---------------------------------------------------------------------------------------------------------------
         Outstanding at December 31, 1992      999,999        150,000      $     9.00               -               -

         Granted in 1993                             -         11,000            9.00               -               -

         Cancelled in 1993                           -         (1,000)           9.00               -              -

         Exercised in 1993                     (29,000)             -               -               -               -
                                              --------       --------    ------------         -------         -------

         Outstanding at December 31, 1993      970,999        160,000            9.00               -               -
                                              --------       --------    ------------         -------         -------

         Granted in 1994                             -        120,000            7.00         210,000         600,000

         Cancelled in 1994                      (1,800)      (104,000)           9.00               -               -

         Exercised in 1994                    (633,786)             -               -               -               -
                                              --------       --------    ------------         -------         -------

         Outstanding at December 31, 1994      335,413        176,000    $7.00 - 9.00         210,000         600,000
                                              ========       ========    ============         =======         =======

         Exercisable at December 31, 1993      695,102         53,319    $       9.00               -               -
                                              ========       ========    ============         =======         =======

         Exercisable at December 31, 1994      335,413         78,654    $7.00 - 9.00               -         400,000
                                              ========       ========    ============         =======         =======





The Morningstar Group | 1994 Annual Report

(11)   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

       Quarterly financial information for the years ended December 31, 1993 and 1994 is as follows:

                                                              First          Second         Third        Fourth
                                                             Quarter        Quarter        Quarter       Quarter
- -----------------------------------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS:

     Net Sales                                    1993     $    56,576(a)   $  72,361     $  69,603      $  75,409
                                                  1994          70,739         73,667        70,429         77,479

     Gross profit                                 1993          14,677         16,732        14,197         16,746
                                                  1994          16,259         17,278        15,665         20,628

     Income (loss) from Continuing Operations     1993           1,017          1,777           246         (3,297)(b)
                                                  1994           1,764          2,539         1,857          3,161

     Income (loss) from Discontinued Operations   1993             932            893           314           (898)(c)
                                                  1994             827            709          (295)            85

     Income (loss) before extraordinary item      1993           1,949          2,670           560         (4,195)(b)(c)
                                                  1994           2,591          3,248         1,562          3,246

     Extraordinary item                           1993               -           (164)            -              -
                                                  1994               -              -             -              -

     Net income (loss)                            1993           1,949          2,506           560         (4,195)(b)(c)
                                                  1994           2,591          3,248         1,562          3,246


     PER COMMON SHARE:

     Income (loss) from Continuing Operations     1993     $      0.07      $    0.12     $    0.01      $   (0.22)
                                                  1994            0.12           0.17          0.12           0.21

     Income (loss) from Discontinued Operations   1993            0.06           0.06          0.02          (0.06)
                                                  1994            0.05           0.05         (0.02)             -

     Income (loss) before extraordinary item      1993            0.13           0.18          0.04          (0.28)
                                                  1994            0.17           0.22          0.10           0.21

     Extraordinary item                           1993               -          (0.01)            -              -
                                                  1994               -              -             -              -

     Net income (loss)                            1993            0.13           0.17          0.04          (0.28)
                                                  1994            0.17           0.22          0.10           0.21

     Cash dividends declared                      1993           .0375          .0375         .0375          .0375
                                                  1994               -              -             -              -

     Market Price Range:
       High                                       1993     $     13.00      $   11.25     $   10.75      $   10.00
       Low                                        1993           10.50           8.50          8.75           6.00

       High                                       1994            8.00           7.75          7.75           7.25
       Low                                        1994            6.50           6.50          6.75           6.50

- ---------------
(a) Excludes the results of Favorite Foods.
(b) Includes restructuring and other charges of $7.1 million, before associated income tax benefits of $2.4 million.
(c) Includes restructuring and other charges of $1.9 million, before associated income tax benefits of $.7 million.





                                      The Morningstar Group | 1994 Annual Report

SELECTED FINANCIAL DATA 1990 THROUGH 1994
- --------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

                                                 Predecessor(a)                            Successor
                                          ---------------------------  ------------------------------------------------------
                                                           Two           Ten
                                             Year         Months        Months         Year         Year            Year
                                             Ended        Ended         Ended         Ended         Ended           Ended
                                           December      February      December      December     December        December
                                              31,           28,           31,           31,          31,             31,
Statements of operations data                1990          1991          1991          1992         1993            1994
                                          ---------------------------  ------------------------------------------------------
Net Sales                                 $   188,161   $  28,037     $  152,497   $  230,220     $  273,949    $  292,314
Gross profit                                   40,478       6,686         41,666       55,792         62,352        69,830
Operating income                               13,112       1,435         13,377       15,195          5,156        18,068
Income (loss) from Continuing Operations       (7,357)       (529)           783       (1,640)          (257)        9,321
Income (loss) from Discontinued Operations    (14,950)       (564)           (56)      (3,359)         1,241         1,326
Extraordinary item, net of tax                      -      58,115(b)           -       (5,676)(c)       (164)(d)         -
Net income (loss)                             (22,307)     57,022            727      (10,675)           820        10,647
Dividends on preferred stock                    1,904           -          1,875          939              -             -
Net income (loss) to common stockholders      (24,211)     57,022         (1,148)     (11,614)           820        10,647

Earnings (loss) per common and
   equivalent share:
   Continuing Operations                  $     (1.05)  $    (.06)    $     (.14)  $     (.21)    $     (.02)   $      .62
   Discontinued Operations                      (1.69)       (.06)          (.01)        (.28)           .08           .09
                                          -----------   ---------     ----------   ----------     ----------    ----------
   Earnings (loss) before extraordinary
    item                                        (2.74)       (.12)          (.15)        (.49)           .06           .71
   Extraordinary item                               -        6.57              -         (.47)          (.01)            -
                                          -----------   ---------     ----------   ----------     ----------    ----------
   Earnings (loss)                        $     (2.74)  $    6.45(b)  $     (.15)  $     (.96)(c) $      .05(d) $      .71
                                          ===========   =========     ==========   ==========     ==========    ==========

Weighted average common and equivalent
   shares outstanding                       8,843,301   8,843,301      7,825,473   12,128,343     15,011,607    15,050,538

Dividends declared per common share       $         -   $       -     $        -   $     .075     $      .15    $        -
                                          ===========   =========     ==========   ==========     ==========    ==========

Balance sheet data
   Working capital                        $     4,791   $  (1,916)    $    7,210   $   14,996     $   15,635    $   11,615
   Total assets                               212,254     213,999        204,429      180,786        212,134       165,265
   Current maturities of long-term debt         1,575           -          7,000       10,167         14,750         6,000
   Long-term debt                             225,436     167,294        132,794       86,329        105,425        53,892
   Preferred stock                             17,307      17,307         16,875            -              -             -
   Common stockholders' equity                (69,641)    (12,619)        17,088       55,779         54,533        66,802


(a) The Company was formed in 1988 to acquire several regional dairies, novelty/ice cream operations and specialty food operations. On March 1, 1991, the financial restructuring transaction resulted in a change in control of the Company. The statements of operations data, other data and balance sheet data of the predecessors and successor are not comparable due to the application of purchase accounting in connection with the 1988 acquisition and 1991 financial restructuring transaction. See Note 1 to the Notes to Consolidated Financial Statements.
(b) The Company reported a net gain of $58.1 million on the purchase of approximately $110.2 million in subordinated debt at a discount.
(c) The Company reported a net loss of $5.7 million on the purchase of approximately $34 million in subordinated debt at a premium. See Note 1 to the Notes to Consolidated Financial Statements.
(d) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71 thousand.



The Morningstar Group | 1994 Annual Report