Form 10-K, Exhibit 13
period 1995-12-31
MORNINGSTAR GROUP INC
filed 1996-04-01
CIK 832768

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    The Company has presented information in its Consolidated Statements of Operations in a manner which delineates the results of those operations designated as Continuing Operations and of those operations designated as Discontinued Operations. Net sales from Continuing Operations are further classified into two categories: (i) Branded Products, which include historical sales of the Company's four nationally branded products - International Delight(R), Second Nature(R), Naturally Yours(TM) and Lactaid(R); and (ii) Other Specialty Products, which includes all sales of the Company's specialty foods business other than Branded Products. Discontinued Operations includes the results of the Company's divested regional dairies and other divested operations.

    On April 13, 1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda") to Engles Dairy Acquisition L.P. at an approximate selling price of $51 million consisting of $48 million in cash after working capital adjustments and $3 million of 9% Series A Preferred Stock. The sale of Velda completed the Company's divestiture of its regional dairies. These regional dairy operations, along with the Company's other divested operations, have been treated as discontinued operations, and previously published financial statements have been restated to conform with this presentation.

    On January 6, 1994, the Company announced a restructuring plan to sharpen its focus on the faster-growing value-added segments of its core specialty food products business, while reorganizing its operations to be more efficient. The plan, which resulted in a $7.1 million charge to Continuing Operations in the fourth quarter of 1993, included provisions for reductions in work force, relocation of the manufacturing for certain product lines to gain operating efficiencies, and the abandonment of other product lines. The restructuring also resulted in a $1.9 million charge to Discontinued Operations in the fourth quarter of 1993, representing reserves established for certain supply agreements and promissory notes received as part of the sale of certain of the Company's regional dairies in 1991 and 1992. The total $9.0 million charge included non-cash expenses of $4.4 million and cash expenses of $4.6 million. The majority of the cash expenditures were made during 1994. The Company suspended the payment of its common stock dividend immediately following the $.0375 per share payment in the first quarter of 1994 to holders of record as of December 31, 1993.

    The Company acquired Favorite Foods Inc. ("Favorite") on March 31, 1993. Favorite is a cultured and ultrapasteurized processor headquartered in Fullerton, California. The consolidated results of operations for 1993 include the results of Favorite from April 1 through December 31, 1993.

1995 COMPARED TO 1994

    Net sales from Continuing Operations for the year ended December 31, 1995, totaled $304.7 million, an increase of $12.4 million or 4.2% from net sales of Continuing Operations during 1994. The following table reflects net sales from Continuing Operations by product category for each year:

                                 YEAR ENDED
PRODUCT CATEGORIES              DECEMBER 31,
- ------------------         ----------------------
                             1994          1995
                           --------      --------
                            (Dollars in Thousands)
Branded Products.....      $102,159      $117,016
Specialty Products...       190,155       187,714
                           --------      --------
    Net Sales........      $292,314      $304,730
                           ========      ========

    Net sales of branded products increased 14.5% to $117.0 million in 1995 from $102.2 million in 1994 reflecting volume increases in the International Delight and Lactaid product lines. The volumes for the Naturally Yours and Second Nature product lines declined slightly from 1994 to 1995. Net sales of specialty products declined 1.3% from 1994 to 1995. This reduction is primarily due to the Company's selective withdrawal from certain marginally profitable segments of this business.


The Morningstar Group 1995 Annual Report 13

    Gross profit totaled $71.8 million or 23.6% of net sales during 1995 compared to $70.2 million or 24.0% of net sales in 1994. The increase in gross profit is primarily attributable to the increase in branded sales in 1995. The slight decline in the gross margin percentage in 1995 resulted from increased prices for several of the Company's raw ingredients.

    Operating expenses were $51.4 million or 16.9% of net sales in 1995 versus $51.8 million or 17.7% of net sales in 1994. Distribution expenses as a percent of net sales declined to 5.3% in 1995 from 6.4 % in 1994, despite the increase in branded sales. This reduction reflects the Company's continuing efforts to optimize the efficiencies of its distribution programs. Selling expenses as a percent of net sales remained relatively level from 1994 to 1995. General and administrative expenses, as a percent of net sales, increased slightly from 4.0% in 1994 to 4.3% in 1995, due in part to additional depreciation on enhancements to the Company's information systems.

    The Company's 1995 operating income increased $2.0 million, from $18.4 million in 1994 to $20.4 million in 1995. This increase resulted primarily from increased branded sales and lower operating costs, offset in part by a slightly lower gross profit percentage.

    Interest expense declined 11.8% from $4.4 million in 1994 to $3.9 million in 1995. This reduction in expense is due to an overall decrease of the Company's outstanding debt of $15.9 million during 1995, in conjunction with a decline in the Company's average borrowing costs.

    The Company's income tax provision increased $.6 million from $5.5 million in 1994 to $6.1 million in 1995. The effective income tax rate for the year ended December 31, 1995, was 34.8% compared to an effective tax rate of 37.2% in 1994. As of December 31, 1995, the Company's net deferred tax assets totaled $4.1 million, less a valuation allowance of $3.1 million. Future reductions in the valuation allowance will result in reduced deferred tax expense. At December 31, 1995, the Company had pretax net operating loss carryforwards for federal income tax purposes of $1.1 million which are available to offset future income tax liabilities. In addition, the Company has approximately $2.1 million in alternative minimum tax credits which are available to offset future income tax liabilities.

    The Company's 1995 income from Continuing Operations of $11.3 million compares to income in 1994 of $9.3 million. This 21.7% increase in 1995 resulted from increased branded sales, reduced operating costs, reduced interest expense and a reduction in the effective income tax rate.

    The Company's net income for 1995 of $11.5 million compares to $10.6 million for 1994. The increase in 1995 resulted from the items described in the income from Continuing Operations section offset by a $1.1 million reduction in income from Discontinued Operations.

1994 COMPARED TO 1993

    Net sales from Continuing Operations for the year ended December 31, 1994, totaled $292.3 million, an increase of $18.4 million (or 6.7%) from net sales from Continuing Operations during 1993. The following table reflects net sales from Continuing Operations by product category for each year:

                                 Year Ended
Product Categories              December 31,
- ------------------         ----------------------
                             1993          1994
                           --------      --------
                            (Dollars in Thousands)
Branded Products......     $ 82,556      $102,159
Specialty Products....      191,393       190,155
                           --------      --------
    Net Sales.........     $273,949      $292,314
                           ========      ========


The Morningstar Group 1995 Annual Report 14

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

    Net sales from Discontinued Operations were $38.6 in 1994 versus $122.7 million in 1993. The 1994 decrease relates to the sale of Velda which was completed on April 13, 1994.

    Gross profit from Continuing Operations totaled $70.2 million or 24.0% of net sales during 1994 compared to $62.5 million or 22.8% of net sales in 1993. The increase in gross profit is attributable to the increase in sales of branded products in 1994.

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

    The Company's operating income from Continuing Operations for 1994 was $18.4 million, an increase of $13.1 million from 1993. Prior to the 1993 restructuring and other charges, the Company's operating income from Continuing Operations increased 48.0% in 1994, from $12.4 million in 1993.

    Interest expense declined 11.8% from $5.0 million in 1993 to $4.4 million in 1994. This reduction was due to an overall decrease in debt of $11.8 million (exclusive of the reduction in debt from the proceeds of the sale of Velda) offset by an increase in the Company's average borrowing costs.

    The Company's income tax provision increased $4.7 million from $.8 million in 1993 to $5.5 million in 1994. The effective income tax rate for the year ended December 31, 1994 was 37.2% compared to an effective tax rate of 144.0% in 1993. As of December 31, 1994, the Company's net deferred tax assets totaled $8.9 million, less a valuation allowance of the same amount. Future reductions in the valuation allowance totaling $4.7 million will result in a reduction of goodwill associated with the Company's financial restructuring transaction which occurred on March 1, 1991. The reductions in the remaining $4.2 million of valuation allowance will result in reduced deferred tax expense. The allocation of future reductions in the valuation allowance will be determined by the ratio of deferred tax attributes that existed as of the financial restructuring date to those deferred tax attributes created subsequent to the financial restructuring date. At December 31, 1994, the Company had pretax net operating loss carryforwards for federal income tax purposes of $15.1 million which are available to offset future income tax liabilities. In addition, the Company has approximately $.8 million in alternative minimum tax credits which are also available to offset future income tax liabilities.

    The Company's 1994 income from Continuing Operations of $9.3 million compares to a loss in 1993 of $.3 million. Included in the 1993 loss is $7.1 million in restructuring and other charges. Excluding the restructuring and other charges, the 1994 income from Continuing Operations increased $4.9 million or 111.4% from $4.4 million in 1993.


The Morningstar Group 1995 Annual Report 15

    The Company's net income for 1994 of $10.6 million compares to net income of $.8 million for 1993. The increase in 1994 is primarily related to the increase in gross profit, reduced interest expense and the absence of the restructuring and other charges.

EARNINGS PER SHARE

    The fully diluted, weighted average number of shares of common stock and common stock equivalents outstanding increased from 15,050,538 in 1994 to 15,245,562 in 1995. A majority of the increase in 1995 resulted from the exercise of outstanding stock options.

LIQUIDITY AND CAPITAL RESOURCES

    In 1995, the Company generated cash of $26.7 million from its operating activities from Continuing Operations, which, coupled with $3.0 million of net cash provided by Discontinued Operations and $.8 million received from the exercise of stock options, was used to repay debt of $15.9 million, fund capital and other expenditures of $9.1 million, provide $1.8 million for the purchase of treasury stock and increase cash balances by $3.7 million.

    The Company believes that cash generated from its operations, together with borrowings under the Revolver, will provide the cash necessary to fund the Company's operations, debt service, stock repurchases and capital expenditures for the foreseeable future. The Company estimates that it will require cash of $16.0 million during 1996 to fund approximately $8.0 million in capital expenditures and approximately $8.0 million in senior bank debt reduction; funding will be obtained from operations and short-term borrowings, if necessary. At December 31, 1995, the Company had approximately $15.5 million of unused borrowing capacity under the Revolver. The Company suspended the payment of its common stock dividend immediately following the payment of its quarterly dividend of $.0375 per common share in the first quarter of 1994 to holders of record as of December 31, 1993.

     The Company was in compliance with all financial covenants as of December 31, 1995. Based upon the Company's projections for 1996, management does not anticipate any violation of the financial covenants contained in the Senior Credit Agreement. The Senior Credit Agreement contains numerous covenants pertaining to management and operations of the Company including limitations on the amount of capital expenditures as well as specification of certain leverage ratios, interest coverage ratios, fixed charge coverage ratios and minimum net worth. The Senor Credit Agreement also limits the amount of the annual common stock dividends to the greater of $2.5 million or seven and one-half percent of the prior year earnings before interest, taxes, depreciation and amortization, not to exceed $5.0 million.

    The Company's consolidated balance sheet includes significant goodwill and intangible assets as a result of its financial restructuring transaction which occurred on March 1, 1991, and the subsequent acquisition of Favorite. The Company continually evaluates whether events and circumstances indicate the remaining estimated useful life of goodwill warrants revision or that the remaining balance of goodwill may not be recoverable. To make this evaluation, the Company uses an estimate of undiscounted future cash flows (without interest charges) over the remaining life of the goodwill.


The Morningstar Group 1995 Annual Report 16

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
The Morningstar Group Inc.:

    We have audited the accompanying consolidated balance sheets of The Morningstar Group Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Morningstar Group Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                    /s/  ARTHUR ANDERSEN LLP
Dallas, Texas,
February 16, 1996



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


/s/  C. DEAN METROPOULOS   /s/ L. HOLLIS JONES       /s/ DARRON K. ASH
C. Dean Metropoulos        L. Hollis Jones           Darron K. Ash
Chairman and               President and             Vice President and
Chief Executive Officer    Chief Operating Officer   Chief Financial Officer


February 16, 1996



The Morningstar Group 1995 Annual Report 17

CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                                          ------------------------------
ASSETS                                                                          1994               1995
- --------------------------------------------------------------------------------------------------------
(Dollars In Thousands)
Current Assets:
    Cash                                                                  $     2,152        $     5,811
    Receivables, Net of Allowance for Doubtful
         Accounts of $1,495 and $1,595, Respectively                           30,469             28,043
    Inventories                                                                10,540             11,123
    Prepaids and Other                                                          5,062              1,597
    Deferred Tax Assets                                                             -              3,089
    Net Assets Held for Sale                                                        -                836
                                                                          -----------        -----------

              Total Current Assets                                             48,223             50,499

Property, Plant and Equipment:
    Land                                                                        6,062              5,713
    Buildings and Improvements                                                 17,938             18,804
    Machinery and Equipment                                                    36,041             43,552
                                                                          -----------        -----------

              Gross Property, Plant and Equipment                              60,041             68,069

    Less:  Accumulated Depreciation                                           (13,404)           (17,748)
                                                                          -----------        -----------

              Net Property, Plant and Equipment                                46,637             50,321

Intangible and Other Assets:
    Identifiable Intangible Assets                                              2,512              1,847
    Goodwill                                                                   65,951             58,671
    Deferred Financing Costs                                                    1,540              1,259
    Other Assets                                                                  402                112
                                                                          -----------        -----------

              Total Intangible and Other Assets                                70,405             61,889
                                                                          -----------        -----------

              Total Assets                                                $   165,265        $   162,709
                                                                          ===========        ===========
- --------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


The Morningstar Group 1995 Annual Report 18

CONSOLIDATED BALANCE SHEETS


                                                                                     DECEMBER 31,
                                                                         -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                          1994               1995
- --------------------------------------------------------------------------------------------------------
(Dollars In Thousands, Except Share Amounts)
Current Liabilities:
    Accounts Payable                                                     $     17,263       $     21,488
    Accrued Liabilities                                                        19,345             15,869
    Current Maturities of Long-Term Debt                                        6,000              8,000
                                                                         ------------       ------------

              Total Current Liabilities                                        42,608             45,357

Long-Term Debt  (Net of Current Maturities)                                    53,892             36,000

Other Long-Term Liabilities                                                     1,963              4,029

Commitments and Contingencies

Stockholders' Equity:
    Common Stock, $.01 Par Value, 50,000,000 Shares Authorized;
    14,920,797 Shares Issued in 1994 and 15,244,261 Shares Issued in 1995         149                152
    Additional Paid-In Capital                                                 71,157             71,991
    Treasury Stock, at Cost (0 Shares in 1994 and 230,000 Shares in 1995)           -             (1,840)
    Retained Earnings (Deficit)                                                (4,504)             7,020
                                                                         ------------       ------------

              Total Stockholders' Equity                                       66,802             77,323
                                                                         ------------       ------------

              Total Liabilities and Stockholders' Equity                 $    165,265       $    162,709
                                                                         ============       ============
- --------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


The Morningstar Group 1995 Annual Report 19

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                           YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------
                                                                 1993              1994             1995
- ---------------------------------------------------------------------------------------------------------
(Dollars In Thousands, Except Per Share Amounts)
Net Sales                                                    $  273,949      $   292,314      $   304,730

Cost of Goods Sold                                              211,418          222,145          232,948
                                                             ----------      -----------      -----------

Gross Profit                                                     62,531           70,169           71,782

Operating Costs and Expenses:
    Distribution                                                 17,661           18,689           16,120
    Selling                                                      19,008           21,295           22,233
    General and Administrative                                   13,427           11,778           13,001
    Restructuring and Other Charges                               7,100              -                -
                                                             ----------      -----------      -----------

         Total Operating Costs and Expenses                      57,196           51,762           51,354
                                                             ----------      -----------      -----------

Operating Income                                                  5,335           18,407           20,428

Interest Expense                                                  4,984            4,446            3,921
Amortization of Deferred Financing Costs                            493              351              381
Dividend Income                                                     -                 -              (268)
Other Income, Net                                                  (726)          (1,244)          (1,008)
                                                             ----------      -----------      -----------

Income Before Income Taxes                                          584           14,854           17,402
Provision for Income Taxes                                          841            5,533            6,062
                                                             ----------      -----------      -----------

Income (Loss) from Continuing Operations                           (257)           9,321           11,340

Discontinued Operations:
    Income from Discontinued Operations                           1,241  (a)         903  (a)         -
    Gain on Disposal                                                -                423  (b)         184  (b)
                                                             ----------      -----------      -----------

Income from Discontinued Operations                               1,241            1,326              184
                                                             ----------      -----------      -----------
Income Before Extraordinary Item                                    984           10,647           11,524

Extraordinary Item                                                 (164) (c)         -                -
                                                             ----------      -----------      -----------

Net Income                                                   $       820     $    10,647      $    11,524
                                                             ===========     ===========      ===========

Earnings (Loss) Per Common Share:
    Continuing Operations                                    $     (.02)     $       .62      $       .74
    Discontinued Operations                                         .08              .09              .02
                                                             ----------      -----------      -----------
    Earnings Before Extraordinary Item                              .06              .71              .76
    Extraordinary Item                                             (.01)             -                -
                                                             ----------      -----------      -----------
    Earnings Per Common Share                                $      .05      $       .71      $       .76
                                                             ==========      ===========      ===========

Weighted Average Common and
   Common Equivalent Shares Outstanding                      15,011,607       15,050,538       15,245,562

- ---------------------------------------------------------------------------------------------------------

(a) Net of applicable tax provision of $1,044 and $507.

(b) Net of applicable tax provision of $2,865 and $216.

(c) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71.

The accompanying notes are an integral part of these consolidated statements.


The Morningstar Group 1995 Annual Report 20

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         COMMON STOCK                          RETAINED
                                        AND ADDITIONAL        TREASURY         EARNINGS
                                       PAID-IN CAPITAL         STOCK           (DEFICIT)          TOTAL
- ----------------------------------------------------------------------------------------------------------
(Dollars In Thousands, Except Share Amounts)
Balance, December 31, 1992              $  69,610          $        -        $  (13,831)        $  55,779

Exercise of Stock Options                      74                   -                  -               74

Cash Dividends on Common Stock                  -                   -            (2,140)           (2,140)
    ($.15 Per Share)

Net Income                                     -                    -               820               820
                                        ---------          ----------        ----------         ---------

Balance, December 31, 1993                 69,684                   -           (15,151)           54,533

Exercise of Stock Options                   1,622                   -               -               1,622

Net Income                                    -                     -            10,647            10,647
                                        ---------          ----------        ----------         ---------

Balance, December 31, 1994                 71,306                   -            (4,504)           66,802

Exercise of Stock Options                     837                   -                -                837

Purchase of Treasury Stock                     -               (1,840)               -             (1,840)

Net Income                                     -                    -            11,524            11,524
                                        ---------          ----------        ----------         ---------

Balance, December 31, 1995              $  72,143          $   (1,840)       $    7,020         $  77,323
                                        =========          ==========        ==========         =========

- ---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


The Morningstar Group 1995 Annual Report 21

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------
                                                                 1993             1994             1995
- ----------------------------------------------------------------------------------------------------------
(Dollars In Thousands)
Cash Flows from Operating Activities:
    Cash Received from Customers                             $  274,751      $   284,605      $   306,918
    Interest Received                                               238              134              224
    Income Tax Refund                                                 6              -                -
    Cash Paid to Suppliers and Employees                       (257,501)        (259,147)        (272,992)
    Interest Paid                                                (6,240)          (4,395)          (4,220)
    Income Taxes Paid                                              (453)          (2,663)          (3,199)
                                                             ----------      -----------      -----------
         Net Cash Provided by Continuing Operations              10,801           18,534           26,731

         Net Cash Provided (Used) by Discontinued Operations      5,896           (3,403)             -
                                                             ----------      -----------      -----------

         Net Cash Provided by Operating Activities               16,697           15,131           26,731

Cash Flows from Investing Activities:
    Acquisition of Subsidiary:
         Working Capital                                         (2,936)             -                -
         Property, Plant and Equipment                          (12,255)             -                -
         Other Assets                                           (15,190)             -                -
         Other Long-Term Liabilities                                354              -                -
                                                             ----------      -----------      -----------
                                                                (30,027)             -                -

    Capital Expenditures                                         (5,520)          (7,622)         (10,705)
    Proceeds from Sale of Assets                                    209               32                2
    Dividends Received from Velda Preferred Stock                   -                -                268
    Other                                                        (2,175)             682            1,258
                                                             ----------      -----------      -----------

         Net Cash Used by Continuing Operations                 (37,513)          (6,908)          (9,177)

    Discontinued Operations:
         Sale of Discontinued Operations                            125           50,237              -
         Sale of Velda Preferred Stock                              -                -              3,000
         Capital and Other Expenditures                          (1,198)            (482)             -
                                                             ----------      -----------      -----------
         Net Cash Provided (Used) by Discontinued Operations     (1,073)          49,755            3,000
                                                             ----------      -----------      -----------

         Net Cash Provided (Used) by Investing Activities       (38,586)          42,847           (6,177)

Cash Flows from Financing Activities:
    Proceeds from Issuance of Common Stock                           74            1,622              837
    Purchase of Treasury Stock                                      -                -             (1,840)
    Proceeds from Issuance of Long-Term Debt                     35,000              -                -
    Net Borrowings (Repayments) Under
           Revolving Credit Facility                              6,675          (14,783)          (1,892)
    Principal Payments on Long-Term Debt                        (18,231)         (45,470)         (14,000)
    Dividends Paid                                               (2,140)            (535)             -
                                                             ----------      -----------      -----------

         Net Cash Provided (Used) by Financing Activities        21,378          (59,166)         (16,895)

Net Increase (Decrease) in Cash                                    (511)          (1,188)           3,659

Cash, Beginning of Period                                         3,851            3,340            2,152
                                                             ----------      -----------      -----------

Cash, End of Period                                          $    3,340      $     2,152      $     5,811
                                                             ==========      ===========      ===========

- ---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


The Morningstar Group 1995 Annual Report 22

CONSOLIDATED STATEMENTS OF CASH FLOWS
RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES


                                                                        YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
- ----------------------------------------------------------------------------------------------------------
(Dollars In Thousands)
Net Income                                                    $     820       $   10,647        $  11,524
Adjustments to Reconcile Net Income to Net Cash
    Provided by Operations:
         Discontinued Operations Net Income                      (1,241)          (1,326)            (184)
         Depreciation                                             3,810            4,344            5,122
         Amortization of Intangibles                              4,288            2,632            2,700
         Restructuring and Other Charges                          7,100              -                -
         (Gain) Loss on Fixed Asset Retirements                      82             (243)             -
         Increase in Deferred Taxes                               1,040            4,222            3,635
         Loss on Extinguishment of Debentures                       164              -                -
         Change in Assets and Liabilities Net of
             Effects from Acquisitions and
             Divestitures of Subsidiaries:
                 Accounts Receivable                             (1,208)          (3,707)           2,426
                 Inventories                                     (2,792)             987             (583)
                 Prepaids and Other                              (2,969)           3,569              151
                 Accounts Payable                                 1,455             (655)           4,225
                 Accrued Liabilities                              2,466           (1,986)          (4,076)
                 Other Long-Term Liabilities                     (2,214)              50            1,791
                                                              ---------       ----------        ---------
             Total Adjustments                                    9,981            7,887           15,207

         Net Cash Provided by Continuing Operations              10,801           18,534           26,731

         Discontinued Operations:
             Discontinued Operations Net Income                   1,241            1,326              184
             Gain on Disposal                                       -               (423)            (184)
             Change in Working Capital                            1,584           (4,914)             -
             Depreciation and Amortization                        3,071              608              -
                                                              ---------       ----------        ---------

         Net Cash Provided (Used) by Discontinued Operations      5,896           (3,403)             -

Net Cash Provided by Operating Activities                     $  16,697       $   15,131        $  26,731
                                                              =========       ==========        =========

- ---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


The Morningstar Group 1995 Annual Report 23

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

    The Company announced on January 6, 1994, a new growth strategy which included $9.0 million in restructuring and other charges recognized in the fourth quarter of 1993 and the cessation of the payment of dividends on its common stock. This restructuring plan also contemplated the sale of Velda Farms Inc. ("Velda") which was completed on April 13, 1994, for $48.0 million in cash after working capital adjustments and $3.0 million of 9% Series A Preferred Stock (the "Velda Preferred Stock"). The Company deferred the recognition of the gain on the Velda Preferred Stock pending realization of the gain. The majority of the cash proceeds were used to pay down external bank debt and to fund federal and state taxes generated by the gain on the sale.

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

(2) ACQUISITIONS AND DISCONTINUED OPERATIONS

DISCONTINUED OPERATIONS

    The Company has made significant divestitures since its inception, and as a result, the size and scope of the Company's operations have changed significantly. In 1991, the Company divested a novelty/ice cream operation in Texas and closed a novelty/ice cream operation in Missouri. In 1992, the Company divested a regional dairy operation and a novelty/ice cream operation, both located in Maryland. On April 13, 1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda"). The sale of Velda concluded the divestiture of the Company's regional dairies which were considered a major and distinct segment of its business. As such, the operations of the regional dairies and other divested operations have been restated and presented in the consolidated financial statements to conform with discontinued operations treatment ("Discontinued Operations").

    On March 31, 1995, the Velda Preferred Stock was redeemed by its issuer at face value plus accrued dividends. The $3.0 million gain on the stock, less applicable taxes and other reserves of $2.3 million, was reflected in Discontinued Operations in the Consolidated Statements of Operations during the first quarter of 1995. The Company also recognized $268,000 in dividends, related to the Velda Preferred Stock, during the first quarter of 1995 which was recorded in Continuing Operations. The Company recorded an additional loss from Discontinued Operations of approximately $.5 million, net of tax benefits, during the second quarter of 1995, related to Discontinued Operations reserves and other liabilities.

    Net sales of the Discontinued Operations were $122.7 million in 1993 and $38.6 million in 1994. Interest expense of $1.4 million and $.4 million was allocated to Discontinued Operations during 1993 and 1994, respectively. The allocation method was based upon the ratio of net assets of Discontinued Operations to the sum of consolidated net assets plus consolidated debt, less debt specifically allocated to certain of the Company's subsidiaries.


The Morningstar Group 1995 Annual Report 24

FAVORITE FOODS ACQUISITION

    On March 31, 1993, the Company completed its purchase of Favorite Foods, Inc., formerly a subsidiary of Nestle USA, Inc., for approximately $28 million plus expenses. Simultaneously with the purchase, the acquired corporation was merged into Favorite Foods Inc., a Delaware corporation (collectively "Favorite"). Favorite, headquartered in Fullerton, California, is a processor of cultured and ultrapasteurized products and recorded approximately $31.0 million in sales during the nine months ended December 31, 1993. Favorite's results are included in the 1993 Consolidated Statement of Operations for the period April 1 through December 31, 1993.

(3) SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intracompany transactions and balances have been eliminated.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells its products to supermarkets, convenience stores, dairies, food service and institutional organizations, club stores and private label suppliers located in all 50 states and over 20 foreign countries, with a concentration of customers located in California. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other relevant information.

CASH AND CASH EQUIVALENTS

    The Company considers overnight investments to be cash.

INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are summarized as follows (in thousands):

                                  AT DECEMBER 31,
                              ---------------------
                                 1994        1995
                              ----------  ---------
Raw Materials and Supplies... $    6,757  $   5,975
Finished Goods ..............      3,783      5,148
                              ----------  ---------
    Total ................... $   10,540  $  11,123
                              ==========  =========

    Finished goods inventories include the costs of materials, labor and plant overhead.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

                                           USEFUL
ASSET CATEGORY                          LIFE (YEARS)
- --------------                          ------------
Machinery and Equipment ..........        3 - 10
Buildings and Improvements .......          25

    Property sold or retired is eliminated from the accounts in the year of disposition. Major expenditures for renewals and betterments are capitalized while maintenance and repairs are charged against income.

IDENTIFIABLE INTANGIBLE ASSETS

    Identifiable intangible assets related to the acquisition of Favorite were added in 1993, and are being amortized over their estimated useful lives which is generally five years. Amortization costs totaled $1,933,000 in 1993, $665,000 in 1994 and $665,000 in 1995. The 1993 amortization does not include the write-down of certain identifiable intangibles associated with the 1993 restructuring and other charges. Accumulated amortization was $1,178,000 and $1,843,000 at December 31, 1994 and 1995, respectively.


The Morningstar Group 1995 Annual Report 25

GOODWILL

    Goodwill is amortized on a straight-line basis over 40 years and is recorded at cost less accumulated amortization. Amortization costs totaled $1,654,000 in 1993, $1,660,000 in 1994 and $1,652,000 in 1995. Accumulated
amortization was $6,860,000 and $8,512,000 at December 31, 1994 and 1995,
respectively.

DEFERRED FINANCING COSTS

    Costs incurred that relate to the issuance of indebtedness and the corresponding accumulated amortization are included in deferred financing costs in the accompanying consolidated balance sheets. Deferred financing costs related to existing debt are amortized over the life of the related debt. Accumulated amortization was $1,118,000 and $1,499,000 at December 31, 1994 and 1995, respectively.

ACCOUNTING FOR LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board issued "SFAS" No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement is effective for financial statements beginning after December 15, 1995. The Company has elected to adopt the statement effective December 31, 1995. The adoption of SFAS No. 121 had no material effect on the Company's financial statements.

    The Company continually evaluates whether events and circumstances indicate that the remaining carrying amount of an asset may not be recoverable or the remaining useful life may warrant revision. To make this evaluation, the Company uses an estimate of undiscounted future cash flows (without interest charges) over the remaining life of the asset.

ACCRUED LIABILITIES

    Accrued liabilities consisted of the following (in thousands):

                                  AT DECEMBER 31,
                               --------------------
                                   1994     1995
                               ---------  ---------
Accrued Interest ............. $     706  $     407

Payroll and Benefits
    (Accrued Wages,
    Vacation, and
    Profit Sharing) ..........     3,472      4,080
Restructuring Accruals .......       717        230
Insurance Accruals ...........     3,559      5,195
Income Tax ...................     3,042      1,491
Marketing and Advertising ....     2,689      2,017
Other Accrued Liabilities ....     5,160      2,449
                                 -------    -------
    Total ....................   $19,345    $15,869
                                 =======    =======

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The financial position of the Company at December 31, 1995, includes certain financial instruments which may have a fair value that is different than that which is currently reflected in the financial statements. However, any variation in value is insignificant.


USE OF ESTIMATES

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company recognizes revenue upon shipment to customers.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company has not entered into any derivatives or other speculative financial instruments as of December 31, 1995.


The Morningstar Group 1995 Annual Report 26

INCOME TAXES

    Deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes and are measured by applying currently enacted tax laws. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

OTHER INCOME

    Other income primarily consists of royalty revenue.

EARNINGS (LOSS) PER COMMON SHARE

    The earnings (loss) per common share is computed based on the fully diluted weighted average number of shares of the Company's common stock and common stock equivalents outstanding during the period. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

FINANCIAL STATEMENT PRESENTATION

    Certain prior year balances have been reclassified to conform to the current year presentation.

PRO FORMA RESULTS FROM CONTINUING OPERATIONS

    The following unaudited pro forma information is presented to illustrate the estimated effects of the acquisition of Favorite as if the transaction had occurred at January 1, 1993 (in thousands, except per share amounts):

                                       YEAR ENDED
                                      DECEMBER 31,
                                          1993
                                      ------------
                                      (Unaudited)
Pro Forma Net Sales from
    Continuing Operations             $   285,136
                                      ===========
Pro Forma Net Loss from
    Continuing Operations
    Before Extraordinary Items        $      (161)
                                      ===========
Pro Forma Net Loss from
    Continuing Operations             $      (325)
                                      ===========
Pro Forma Shares Outstanding           14,287,212
                                      ===========
Pro Forma Loss Per Share              $      (.02)
                                      ===========

    The pro forma information presented above does not eliminate the effect of the Company's $7.1 million in restructuring and other charges recorded in the fourth quarter of 1993.

(4) INCOME TAXES

    The components of the provision for income taxes from Continuing Operations are as follows (in thousands):

                                  YEAR ENDED
                                  DECEMBER 31,
                               -------------------
                               1993    1994   1995
                               ----    ----   ----
Current                     $  207   $  272  $1,339
Deferred                       388    4,163   3,448
State                          246    1,098   1,275
                            ------   ------  ------
Provision for
    Income Taxes            $  841   $5,533  $6,062
                            ======   ======  ======

    Temporary differences and carryforwards which give rise to a significant portion of net deferred income tax assets are as follows (in thousands):

                                   AT DECEMBER 31,
                                   ---------------
                                   1994      1995
                                   ----      ----
Deferred Tax Assets:
    Net Operating Loss
      Carryforward             $  5,130   $   385

    Accrued Vacation                525       504
    Accrued Workers'
      Compensation                1,030     1,397
    Restructuring Reserves          501       396
    Other Accrued Expenses
        and Reserves              3,404     2,111
    Other Deferred Tax Assets     1,011     2,340
                                -------   -------
Total Deferred Tax Assets        11,601     7,133
Deferred Tax Liabilities:
    Accelerated Depreciation
        and Amortization          2,393     2,901
    Other Deferred Tax
        Liabilities                 298       140
                                -------   -------
Total Deferred Tax Liabilities    2,691     3,041
Valuation Allowance              (8,910)   (3,073)
                                -------   -------
    Net Deferred Tax Assets           -     1,019
    Noncurrent Deferred Tax
        Liabilities                   -    (2,070)
                                -------   -------
    Current Deferred Tax
        Assets                  $     -   $ 3,089
                                =======   =======

    The Company reduced goodwill by approximately $388,000, $4,163,000 and $5,648,000 for the years ended December 31, 1993, 1994 and 1995, respectively, representing realization of deferred tax assets created prior to the Company's financial restructuring transaction.


The Morningstar Group 1995 Annual Report 27

    The provision for income taxes was different than the amount computed using the statutory income tax rate for the reasons set forth in the following table (in thousands):

                                  YEAR ENDED
                                  DECEMBER 31,
                              -------------------
                              1993    1994    1995
                              ----    ----    ----
Provision Computed
    at Statutory Rate.....   $ 199  $ 5,050  $ 5,917
State Income Taxes........     162      905    1,025
Tax on Nondeductible
    Goodwill Amortization.     539      516      473
Utilization of Previously
    Unrecognized Deferred
    Tax Assets............    (138)  (1,107)  (1,405)
Other.....................      79      169       52
                             -----  -------  -------
Provision for Income
  Taxes...................   $ 841  $ 5,533  $ 6,062
                             =====  =======  =======

AVAILABILITY AND AMOUNT OF NET OPERATING LOSS CARRYFORWARDS

    At December 31, 1995, the Company had pretax net operating loss ("NOL") carryforwards for federal income tax purposes of $1.1 million which are available to offset future income tax liabilities. NOL carryforwards expire in 2007. In addition, the Company has approximately $2.1 million in alternative minimum tax credits which are available to offset future income tax liabilities.

(5) LONG-TERM DEBT

    The Company's long-term debt consists of the following (in thousands):

                                   AT DECEMBER 31,
                                   ---------------
                                   1994      1995
                                   ----      ----
Senior Term Loan...........      $55,000    $41,000
Revolving Credit Facility..        1,892          -
Industrial Development
    Revenue Bonds..........        3,000      3,000
                                 -------    -------
    Total Long-Term Debt...       59,892     44,000
Less:  Current Maturities..       (6,000)    (8,000)
                                 -------    -------
Long-Term Debt, Net of
    Current Maturities.....      $53,892    $36,000
                                 =======    =======

Maturities of long-term debt at December 31, 1995, are as follows (in thousands):

1996................................      $  8,000
1997................................        15,355
1998................................        17,645
1999................................             -
2000................................             -
Thereafter..........................         3,000
                                           -------
    Total Maturities................       $44,000
                                           =======

SENIOR TERM LOAN AND REVOLVING CREDIT FACILITY

    In March 1993, in conjunction with the acquisition of Favorite Foods Inc., the Company's existing credit agreement was amended and restated (the "Senior Credit Agreement"). The Senior Credit Agreement includes a six-year term loan (the "Senior Term Loan") and a $25 million revolving credit facility (the "Revolver"). At December 31, 1995, there were no outstanding borrowings under the Revolver and approximately $9.5 million was issued pursuant to letters of credit.

    The Senior Credit Agreement also requires mandatory prepayments of the loans under certain conditions such as the sale of assets, excess cash flow, the issuance of new debt or equity and the receipt of certain other cash proceeds.

    The base interest rate on the Senior Term Loan and the Revolver is the prime rate. Both facilities have alternative rate options based upon spread above the London Interbank Offered Rate ("LIBOR"). At December 31, 1995, $41.0 million in borrowings under the Senior Term Loan were outstanding at a weighted average interest rate of 6.68%. Borrowings under these lending facilities are secured by virtually all of the assets of the Company. Up to $17 million in letters of credit may be issued under the Revolver. As of December 31, 1995, approximately $15.5 million was additionally available to the Company under the Revolver. A fee of .5% per year is charged on outstanding letters of credit.
A .25% per year commitment fee on uncommitted funds is payable quarterly. The Revolver matures on March 20, 1999, coincident with the original scheduled maturity of the Term Loan. The Senior Credit Agreement contains numerous


The Morningstar Group 1995 Annual Report 28 covenants pertaining to management and operations of the Company including limitations on the amount of annual capital expenditures as well as specification of certain leverage ratios, interest coverage ratios, fixed charge coverage ratios and minimum net worth. The Senior Credit Agreement also limits the amount of the annual common stock dividends to the greater of $2.5 million or seven and one-half percent of the prior year earnings before interest, taxes, depreciation and amortization, not to exceed $5.0 million.

    During April 1994, the Company completed the sale of Velda for approximately $48.0 million in cash and $3.0 million in 9% Series A Preferred Stock. In conjunction with the sale, the Company paid down approximately $36.7 million of its Senior Term Loan and $11.8 million of its Revolver. The Senior Credit Agreement was also amended to change the amortization schedule of the Senior Term Loan (see maturity schedule above.) Also, effective June 20, 1994, the Company's Revolver commitment was reduced, as previously scheduled, from $30 million to $25 million.

     The Company was in compliance with all financial covenants as of December 31, 1995. Based upon the Company's projections for 1996, management does not anticipate any violation of the financial covenants contained in the Senior Credit Agreement.

INDUSTRIAL DEVELOPMENT REVENUE BONDS

    The industrial development revenue bonds were issued on December 14, 1988, to fund the construction of a waste water treatment facility at the Company's Frederick, Maryland, processing plant. The bonds mature on December 1, 2003, and bear interest that fluctuates weekly based upon market factors. The interest rate in effect for these bonds on December 31, 1995, was 5.35%.

(6) RESTRUCTURING AND OTHER CHARGES

    On January 6, 1994, the Company announced a restructuring plan to sharpen its focus on the faster-growing value-added segments of its core specialty food products business, while reorganizing its operations to be more efficient. The plan, which resulted in a $9.0 million charge in the fourth quarter of 1993, included provisions for reductions in work force, relocation of the manufacturing for certain product lines to gain operating efficiencies, and the abandonment of other product lines. As of December 31, 1995, the Company had abandoned two yogurt production lines and one ultrapasteurized ("UHT") production line in connection with the restructuring plan. The Company has also relocated two UHT production lines as well as several cultured production lines as of December 31, 1995. The $9.0 million charge included non-cash expenses of $4.4 million and cash expenses of $4.6 million. The majority of the cash expenditures were paid during 1994. Approximately 100 employment positions were eliminated as a part of the restructuring plan. The relocation of product lines impacted each of the Company's six specialty dairy facilities. The charge also included $1.9 million representing reserves established for certain supply agreements and promissory notes received as part of the sale of certain of the Company's regional dairies in 1991 and 1992. This charge has been included in Discontinued Operations in the Consolidated Statements of Operations.

    The components of the 1993 charge include (in thousands):

                                        YEAR ENDED
                                       DECEMBER 31,
                                          1993
                                       ------------
Restructuring Charge
    Consulting, Severance and
         Related Personnel Costs         $2,500
    Relocation of Product Lines           3,600
    Excess Data Processing Conversion
         Expenses                         1,000
                                         ------
         Subtotal                         7,100
Other Charges
    Loss on Divestitures(a)               1,900
                                         ------
          Total                          $9,000
                                         ======

(a)  Included in Discontinued Operations.


The Morningstar Group 1995 Annual Report 29

(7) EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS

    The Company has adopted a defined contribution profit sharing plan for the purpose of providing retirement benefits for eligible non-union employees. At December 31, 1995, eligible employees totaled 312, of which 189 were participants in the plan. Contributions are made by the Company and by plan participants. Company contributions are allocated to the participants on the basis of individual contributions, the age of the participant and the number of years that the participant has been in the plan. During 1995, the Company also contributed to two single-employer and four multi-employer pension/retirement plans under the terms of various union contracts, which covered 486 of its 792 employees at December 31, 1995. The number of union pension plans and the portion of employees covered has varied from year to year. Contributions to these pension plans are as follows (in thousands):

                                    YEAR ENDED
                                   DECEMBER 31,
                             -------------------------
                             1993      1994       1995
                             ----      ----       ----
Defined Contribution
    Profit Sharing Plan     $  414    $  230     $  250
Union Pension Plans          1,197     1,122      1,182

POST-RETIREMENT BENEFIT PLANS

     The cost of providing post retirement benefits other than pensions for non-union employees has been primarily paid by non-union retirees and the Company's calculation of its obligation is not material as of December 31, 1995.

    The Company's union employees participate in various defined contribution union plans that provide health care and other welfare benefits during their employment and after retirement. Amounts charged to expense and contributed to these health and welfare plans totaled approximately $2,292,000 in 1993, $2,608,000 in 1994 and $1,999,000 in 1995. Having made these payments, no remaining obligations exist for these years under the union plans.

(8) COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases certain plant facilities and related equipment and vehicles under operating lease arrangements. Lease expense pursuant to such arrangements was approximately $5,012,000 in 1993, $3,009,000 in 1994 and $3,151,000 in 1995.

    The following is a summary of future minimum annual lease payments under noncancelable operating lease obligations as of December 31, 1995
(in thousands):

YEAR ENDING
DECEMBER 31,
- ------------
   1996                                 $  2,391
   1997                                    2,169
   1998                                    2,064
   1999                                    1,483
   2000                                    1,131
   Thereafter                                510
                                        --------
      Total                             $  9,748
                                        ========

EMPLOYMENT AGREEMENTS

     The Company had previously entered into employment agreements with its former Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The former Chief Executive Officer, James A. Bach, resigned on March 17, 1994. Pursuant to his employment agreement, Mr. Bach is to receive approximately $1,175,000 over a period of two and one-half years from the date of his resignation. The agreement with the former Chief Financial Officer, Tracy L. Noll, terminated with his resignation


The Morningstar Group 1995 Annual Report 30 on June 17, 1994. The agreement with the Chief Operating Officer, Clifford L. Marquart, terminated on February 28, 1995. For the years ended December 31, 1994 and 1995, the combined salaries and bonuses for these executives was approximately $1,400,000 and $337,000, respectively.

     In 1995, the Company entered into employment agreements with certain key management personnel which provide for annual compensation and benefits and also provide for certain severance payments to be made to such individuals in the event of a change in control (as defined) of the Company or the involuntary termination of such individuals for reasons other than cause (as defined).
None of the agreements provide for payments exceeding 18 months of compensation and benefits. The maximum amount payable under these employment agreements is approximately $2,386,000 in the aggregate.

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

    Southern Foods made claim against the Company in 1994 pursuant to the indemnification provisions noted above to recover certain sums that Southern Foods paid as a result of the Department of Justice investigation. In February 1995, the Company reached an agreement with Southern Foods to pay the sum of $425,000 to settle all claims between the companies relating to the aforesaid investigation. This agreement did not have a material adverse effect on the results of operations or the financial position of the Company.

    From time to time, the Company is subject to other litigation in the ordinary course of its business. In connection with the divestitures of certain of the Company's operations, the Company assumed certain obligations of indemnification, none of which is believed to be material to the Company. The Company maintains insurance in respect of certain losses that may result from its current or future operations. The Company believes that the outcome of any existing litigation, after considering the indemnities and insurance related to such litigation, would not have a material impact on its business, financial condition or results of operations.

(9) RELATED-PARTY TRANSACTIONS

HICKS, MUSE, TATE & FURST

    The Company had previously entered into a financial advisory agreement dated March 1, 1991, as amended, pursuant to which Hicks Muse provided financial advisory services to the Company. Effective September 30, 1995, this agreement was terminated. As compensation for such services, the Company paid Hicks Muse an advisory fee, together with all reasonable expenses incurred in connection therewith. The Company paid advisory fees of $200,000, $114,000 and $150,000 in 1993, 1994 and 1995, and reimbursed Hicks Muse approximately $21,000, $37,000 and $28,000 for expenses for each year, respectively. Hicks Muse was also paid a fee of $420,000 relating to the acquisition of Favorite and $300,000 relating to the sale of Velda.

ADVISORY AGREEMENT

    The Company entered into an advisory agreement dated October 1, 1993, pursuant to which C. Dean Metropoulos will provide advisory services to the Company in implementing its new growth strategy and accomplishing its 1993 restructuring plan. The term of this agreement is three years and is cancelable by either party at any time. Subsequent to execution of the advisory agreement, Mr. Metropoulos was named to the additional positions of President and


The Morningstar Group 1995 Annual Report 31

Chief Executive Officer in April 1994. As compensation for all services rendered, the Company paid Mr. Metropoulos $290,000 and $350,000 in salary, $450,000 and $450,000 in bonus and approximately $6,000 and $22,000 in reimbursed expenses for 1994 and 1995, respectively.

(10) EQUITY

1991 STOCK OPTION PLAN

    In March 1991, the Company established the 1991 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 999,999 shares of common stock to key employees of the Company. At December 31, 1995, 769,941 tenure options and 228,258 incentive options had been granted to employees. Upon completion of the common stock offering in 1992, the incentive options became vested, resulting in compensation expense of $1,093,000. The exercise price for all options granted was $2.56 per share, which was the fair market value of the options at the date of issuance. The options expire ten years after the date of their issuance.

1992 STOCK OPTION PLAN

    In July 1992, the Company established the 1992 Incentive and Nonstatutory Option Plan which provides for the issuance of options to purchase 181,818 shares of common stock to key employees of the Company. At December 31, 1995, 175,000 options had been granted to employees. The exercise price for 25,000 of these options granted is $9.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 120,000 options granted in 1994 is $7.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 30,000 of the options granted in 1995 is $6.75 per share, which was the fair market value of the options at the date of issuance. The options granted in 1992 become exercisable over a three-year period and expire ten years after the date of their issuance. One-third of the options granted in 1994 became exercisable on the date of issuance, while the remaining options vest in equal amounts over two years.
The options granted in 1995 vest ratably over a three-year period. The options granted in 1994 and 1995 expire ten years after the date of their issuance. No options under the 1992 plan had been exercised as of December 31, 1995.

1994 STOCK OPTION PLAN

    In June 1994, the Company established the 1994 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 250,000 shares of common stock to key employees of the Company. At December 31, 1995, 219,000 options had been granted to employees. The exercise price for 195,000 of these options granted is $7.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 24,000 of the options granted in 1995 is $8.00 per share, which was the fair market value of the options at the date of issuance. These options become exercisable over a three-year period and expire ten years after the date of their issuance. Under this plan, 2,000 options had been exercised as of December 31, 1995.

CHAIRMAN OPTION PLAN

    On February 15, 1994, the Compensation Committee of the Company's Board of Directors approved the issuance of options to purchase 600,000 shares of common stock of the Company to C. Dean Metropoulos, Chairman and CEO of the Company. As of December 31, 1995, 600,000 options had been granted to Mr. Metropoulos. The exercise price for these options is $6.50 per share, which was the fair market value of the options at the date of issuance. One-third of these options became exercisable on the date of issuance, while the remaining options vest in equal amounts over two years. The options expire ten years after the date of their issuance. As of December 31, 1995, no options had been exercised.


The Morningstar Group 1995 Annual Report 32

SUMMARY OF OPTIONS
(number of options)


                                                                      1992 PLAN                   1994 PLAN
                                                                        OPTION                      OPTION
                                            1991 PLAN   1992 PLAN        PRICE        1994 PLAN      PRICE       CHAIRMAN PLAN
                                           ----------   ---------    -------------    ---------    ----------    -------------
  Outstanding at December 31, 1993 . . . .   970,999      160,000    $        9.00            -    $         -               -
  Granted in 1994  . . . . . . . . . . . .         -      120,000             7.00      210,000           7.00         600,000
  Cancelled in 1994  . . . . . . . . . . .    (1,800)    (104,000)            9.00            -              -               -
  Exercised in 1994  . . . . . . . . . . .  (633,786)            -               -            -              -               -
                                           ---------    ---------    -------------    ---------    -----------   -------------
  Outstanding at December 31, 1994 . . . .   335,413      176,000    $7.00 - $9.00      210,000    $      7.00         600,000
                                           ---------    ---------    -------------    ---------    -----------   -------------
  Granted in 1995  . . . . . . . . . . . .         -       30,000             6.75       81,000      7.00-8.00               -
  Cancelled in 1995  . . . . . . . . . . .   (13,049)     (31,000)            9.00      (70,000)          7.00               -
  Exercised in 1995  . . . . . . . . . . .  (311,464)           -                -       (2,000)          7.00               -
                                           ---------    ---------    -------------    ---------    -----------   -------------
  Outstanding at December 31, 1995 . . . .    10,900      175,000    $6.75 - $9.00      219,000    $7.00-$8.00         600,000
                                           =========    =========    =============    =========    ===========   =============

  Exercisable at December 31, 1994 . . . .   355,413       78,654            $9.00            -              -         400,000
                                           =========    =========    =============    =========    ===========   =============
  Exercisable at December 31, 1995 . . . .    10,900      105,000    $7.00 - $9.00       52,000    $      7.00         600,000
                                           =========    =========    =============    =========    ===========   =============


Stock Repurchase Program

        On June 21, 1995, the Company's Board of Directors announced that it had approved a plan pursuant to which the Company may repurchase up to $20 million of its common stock. The purchases will be effected through open market transactions or negotiated transactions from time to time, depending on the market price of the stock and other factors. As of December 31, 1995, 230,000 shares had been repurchased by the Company at a cost of $1.8 million. As of January 31, 1996, the Company had purchased an additional 487,000 shares at a cost of $3.9 million.


The Morningstar Group 1995 Annual Report   33

(11)   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        Quarterly financial information for the years ended December 31, 1994 and 1995, is as follows:

                                                                            FIRST         SECOND        THIRD         FORTH
                                                                           QUARTER       QUARTER       QUARTER       QUARTER
                                                                           -------       -------       -------       -------

DOLLARS IN THOUSANDS:

        Net Sales                                           1994        $     70,739  $     73,667 $     70,429   $    77,479
                                                            1995              71,893        74,882       73,167        84,788

        Gross Profit                                        1994              16,344        17,363       15,750        20,712
                                                            1995              17,269        17,718       16,250        20,545

        Income from Continuing Operations                   1994               1,764         2,539        1,857         3,161
                                                            1995               2,269         2,846        2,316         3,909

        Income (Loss) from Discontinued Operations          1994                 827           709         (295)           85
                                                            1995                 694          (510)           -             -

        Net Income                                          1994               2,591         3,248        1,562         3,246
                                                            1995               2,963         2,336        2,316         3,909


PER COMMON SHARE:

        Income from Continuing Operations                   1994        $       0.12  $       0.17 $       0.12   $      0.21
                                                            1995                0.15          0.19         0.15          0.25

        Income (loss) from Discontinued Operations          1994                0.05          0.05        (0.02)            -
                                                            1995                0.05         (0.03)           -             -

        Net Income                                          1994                0.17          0.22         0.10          0.21
                                                            1995                0.20          0.16         0.15          0.25

        Market Price Range:
                 High                                       1994        $       8.00  $       7.75 $       7.75   $      7.25
                 Low                                        1994                6.50          6.50         6.75          6.50

                 High                                       1995                7.50          8.00         9.25          9.00
                 Low                                        1995                5.50          6.38         6.38          7.50


The Morningstar Group 1995 Annual Report   34

SELECTED FINANCIAL DATA 1991 THROUGH 1995
(Dollars in Thousands, Except Per Share Amounts)

                                           Predecessor (a)                                      Successor
                                         ---------------   -------------------------------------------------------------------------
                                              Two             Ten
                                             Months          Months
                                             Ended           Ended
                                            February       December                       Year Ended December 31,
                                               28,             31,      ------------------------------------------------------------
                                              1991            1991          1992             1993              1994         1995
                                           ----------      ----------   -----------       -----------      ------------  -----------
STATEMENTS OF OPERATIONS DATA
Net Sales                                  $   28,037      $   152,497  $    230,220      $    273,949     $    292,314  $   304,730
Gross Profit                                    6,793           42,042        56,090            62,531           70,169       71,782
Operating Income                                1,542           13,753        15,493             5,335           18,407       20,428
Income (loss) from Continuing Operations         (529)             783        (1,640)             (257)           9,321       11,340
Income (loss) from Discontinued Operations       (564)             (56)       (3,359)            1,241            1,326          184
Extraordinary Item, Net of Tax                 58,115(b)             -        (5,676)(c)          (164)(d)            -            -
Net Income (Loss)                              57,022              727       (10,675)              820           10,647       11,524
Dividends on Preferred Stock                        -            1,875           939                 -                -            -
Net Income (loss) to Common Stockholders   $   57,022      $    (1,148) $    (11,614)     $        820     $     10,647  $    11,524
                                           ==========      ===========  =============     ============     ============  ===========
Earnings (Loss) per Common and Common
   Equivalent Share:
          Continuing Operations            $     (.06)     $      (.14) $       (.21)     $       (.02)    $        .62  $       .74
          Discontinued Operations                (.06)            (.01)         (.28)              .08              .09          .02
                                           ----------      -----------  -------------     ------------     ------------  -----------
          Earnings (Loss) before
             Extraordinary Item                  (.12)            (.15)         (.49)              .06              .71          .76
          Extraordinary Item                     6.57                -          (.47)             (.01)               -            -
                                           ----------      -----------  ------------      ------------     ------------  -----------
          Earnings (Loss)                  $     6.45(b)   $      (.15) $       (.96)(c)  $        .05 (d) $        .71  $       .76
                                           ==========      ===========  =============     ============     ============  ===========
   Weighted Average Common and
          Common Equivalent
          Shares Outstanding                8,843,301        7,825,473    12,128,343        15,011,607       15,050,538   15,245,562


DIVIDENDS DECLARED PER COMMON SHARE        $        -      $         -  $       .075      $        .15     $          -  $         -
                                           ==========      ===========  ============      ============     ============  ===========
BALANCE SHEET DATA
   Working Capital                         $   (1,916)     $     7,210  $     14,996      $     15,635     $     11,615  $    13,142
   Total Assets                               213,999          204,249       180,786           212,134          165,265      162,709
   Current Maturities of Long-term Debt             -            7,000        10,167            14,750            6,000        8,000
   Long-term Debt                             167,294          132,794        86,329           105,425           53,892       36,000
   Preferred Stock                             17,307           16,875             -                 -                -            -
   Common Stockholders' Equity                (12,619)          17,088        55,779            54,533           66,802       77,323

(a) The Company was formed in 1988 to acquire several regional dairies novelty/ice cream operations and specialty food operations. On March 1, 1991, the financial restructuring transaction resulted in a change in control of the Company. The statements of operations data, other data and balance sheet data of the predecessors and successor are not comparable due to the application of purchase accounting in connection with the 1988 acquisition and 1991 financial restructuring transaction. See Note 1 to the Notes to Consolidated Financial Statements.
(b) The Company reported a net gain of $58.1 million on the purchase of approximately $110.2 million in subordinated debt at a discount.
(c) The Company reported a net loss of $5.7 million on the purchase of approximately $34 million in subordinated debt at a premium. See Note 1 to the Notes to Consolidated Financial Statements.
(d) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71 thousand.


The Morningstar Group 1995 Annual Report    35