Form 10-K, Exhibit 13
period 1996-12-31
MORNINGSTAR GROUP INC
filed 1997-03-31
CIK 832768

                                                                   EXHIBIT 13(a)



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     The Company has presented information in its Consolidated Statements of Operations in a manner which delineates the results of those operations designated as Continuing Operations and of those operations designated as Discontinued Operations. Net sales from Continuing Operations are further classified into two categories for purposes of the management's discussion and analysis: (i) Branded products, which include historical sales of the Company's seven nationally branded products -- International Delight(R), Mocha Mix(R), Second Nature(R), Naturally Yours(TM), Jon Donaire(R), Lactaid(R) and Wacky Willie(R); and (ii) Specialty products, which includes all sales of the Company's specialty foods business other than Branded products. Discontinued Operations includes the results of the Company's divested regional dairies and other divested operations.

PRESTO FOOD PRODUCTS, INC. ACQUISITION

     On December 3, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Presto Food Products, Inc. ("Presto"), a California corporation, from the shareholders of Presto pursuant to a stock purchase agreement dated as of October 20, 1996, by and among the Company, Presto and the Presto shareholders. Presto's sales for the year ended December 31, 1995, were approximately $139.5 million. Presto is a national manufacturer, marketer and distributor of non-dairy and dairy products, such as Mocha Mix non-dairy coffee creamers, Jon Donaire desserts and ice cream cakes, aerosols, bakery toppings and icings, frozen pre-whipped toppings and creamers, serving customers throughout the United States since 1937. The Company paid approximately $123.5 million in cash for the stock acquired and assumed approximately $37.4 million in related liabilities. In conjunction with the consummation of the Presto acquisition, the Company renegotiated its credit agreement. Funds provided by the renegotiated Senior Credit Agreement ("Senior Credit Agreement") were utilized to pay off existing senior debt of approximately $44.8 million, to acquire the capital stock of Presto for $123.5 million and to pay approximately $2.1 million in fees and expenses associated with the Presto acquisition. The Company accounted for the acquisition as a purchase and accordingly, Presto's results are included in the 1996 Consolidated Statement of Operations for the period December 3, 1996, through December 31, 1996.

WACKY WILLIE ACQUISITION

     On October 1, 1996, the Company completed the acquisition of the rights to the Wacky Willie and Killer Shake trademarks for $300,000 in cash from Killer Productions Company. There were no liabilities associated with the acquisition, nor were there any other assets included in the transaction. The Company may at its sole option, before August 1999, pay an additional $700,000 to Killer Productions representing the final portion of the purchase price. In addition, in the event net sales reach $5.0 million in any consecutive twelve-month period ending on or before August 1999, the Company will be required to pay the additional $700,000 representing the final portion of the purchase price. The funding for this purchase was provided by the Company's operations. Sales of Killer Shake are included in the 1996 Consolidated Statement of Operations for the period January 1, 1996, through December 31, 1996. The Company manufactured and sold this product under a license arrangement for the period January 1, 1996, through September 30, 1996.

CREAM PRODUCTS ACQUISITION

     On August 1, 1996, the Company completed the purchase of substantially all of the assets of Cream Products Company ("Cream Products"), located in Chicago, Illinois. Cream Products' sales for the year ended December 31, 1995, were approximately $24.6 million. Cream Products is a manufacturer and distributor of dairy and non-dairy products primarily supplying food makers and food service customers throughout the United States since 1938. The Company paid approximately $5.9 million in cash for the assets acquired, and assumed approximately $2.3 million in related liabilities. Funds for this acquisition were provided by the Company's operations in conjunction with its revolving credit facility. The Company accounted for the acquisition as a purchase and accordingly, Cream Products' results are included in the 1996 Consolidated Statement of Operations for the period August 1, 1996, through December 31, 1996.

LA CORONA ACQUISITION

     On May 28, 1996, the Company completed the purchase of substantially all of the assets of La Corona Foods, Inc. ("La Corona"), located in Glendale, Arizona. La Corona's sales for the fiscal year ended September 30, 1995, were approximately $6.9 million. The Company paid approximately $3.4 million in cash for the assets purchased, and assumed approximately $2.5 million in related liabilities. The funding for this acquisition was provided by the Company's operations. The Company accounted for the acquisition as a purchase and accordingly, La Corona's results are included in the 1996 Consolidated Statement of Operations for the period May 29, 1996, through December 31, 1996.

MERKTS CHEESE ACQUISITION

     On March 19, 1996, the Company completed the acquisition of substantially all of the assets of Merkts Cheese Company ("Merkts"), located in Bristol, Wisconsin. Merkts recorded approximately $10.3 million in sales for the fiscal year ending June 30, 1995. The Company paid approximately $3.6 million in cash for the assets purchased, and assumed approximately $0.4 million in liabilities. The source of funding for this acquisition was provided by the Company's operations. The Company accounted for the acquisition as a purchase and accordingly, Merkts' results are included in the 1996 Consolidated Statement of Operations for the period March 20, 1996, through December 31, 1996.

DISCONTINUED OPERATIONS

     On April 13, 1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda") to Engles Dairy Acquisition L.P. at an approximate selling price of $51.0 million, consisting of $48.0 million in cash after working capital adjustments and $3.0 million of 9% Series A Preferred Stock. The sale of Velda completed the Company's divestiture of its regional dairies. These regional dairy operations, along with the Company's other divested operations, have been treated as discontinued operations, and previously published financial statements have been restated to conform with this presentation.

1996 COMPARED TO 1995

     Net sales from Continuing Operations for the year ended December 31, 1996, totaled $394.3 million, an increase of $89.6 million or 29.4% from net sales from Continuing Operations during 1995. The following table reflects net sales from Continuing Operations by product category for each year:

PRODUCT CATEGORIES                            YEAR ENDED          Year Ended
(Dollars in thousands)                    DECEMBER 31, 1996   December 31, 1995
                                          -----------------   -----------------
Branded products                             $    151,513        $    117,016
Specialty products                                242,793             187,714
                                             ------------        ------------
   Net Sales                                 $    394,306        $    304,730
                                             ============        ============

     Net sales of Branded products increased 29.5% to $151.5 million in 1996 from $117.0 million in 1995 primarily as a result of volume increases in the International Delight, Naturally Yours and Lactaid product lines. The volume for the Second Nature product line declined slightly from 1995 to 1996. Net sales of Specialty products increased 29.3% from 1995 to 1996. This increase was due to volume increases in the Company's cultured products, such as yogurt, cottage cheese and sour cream, as well as its UHT products such as aerosol, whipping cream, non-dairy, half and half, and bakery toppings and icings. The Company's 1996 Branded and Specialty sales increased $4.2 million and $29.3 million, respectively, versus 1995, as a result of the acquisitions completed during 1996.

     Gross profit totaled $91.5 million or 23.2% of net sales during 1996 compared to $71.8 million or 23.6% of net sales in 1995. The increase in gross profit is primarily attributable to the increase in Branded and Specialty sales in 1996. The slight decline in the gross margin percentage in 1996 resulted from increased prices for several of the Company's raw ingredients.

     Operating expenses were $65.3 million or 16.6% of net sales in 1996 versus $51.4 million or 16.9% of net sales in 1995. Distribution expenses as a percent of net sales declined to 4.3% in 1996 from 5.3% in 1995, despite the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

increase in Branded sales. This reduction reflects the Company's continuing efforts to optimize the efficiencies of its national distribution programs. Selling and marketing expenses as a percent of net sales increased from 7.3% in 1995 to 8.3% in 1996. This increase resulted from increased marketing expenditures for advertising and promotions as well as additional expenditures for broker commissions due to increased sales. General and administrative expenses, as a percent of net sales, decreased slightly from 4.3% in 1995 to 3.9% in 1996, due mainly to the fixed nature of some of these costs as well as synergies realized from the consolidation of the Company's finance and administration departments to the Company's corporate office.

     The Company's income tax provision increased $1.7 million from $6.1 million in 1995 to $7.8 million in 1996. The effective income tax rate for the year ended December 31, 1996, was 35.0% compared to an effective tax rate of 34.8% in 1995. As of December 31, 1996, the Company's net deferred tax assets totaled $1.6 million. During 1996, the Company realized the benefit of all previous carryforwards and tax credits. Without the benefit of the carry-forwards and credits, the 1996 effective tax rate would have been approximately 45.1%.

     The Company's 1996 operating income increased $5.7 million, from $20.5 million in 1995 to $26.2 million in 1996. This increase resulted primarily from increased Branded and Specialty sales and lower operating costs (as a percent of net sales), offset in part by a slightly lower gross profit percentage.

     The Company's net income for 1996 of $14.6 million compares to $11.5 million for 1995. The increase in 1996 resulted from the increase in Branded and Specialty sales and gross margin dollars, reduced operating expenses (as a percent of net sales), and reduced interest expense, offset in part by higher income taxes and a reduction in other income.

 1995 COMPARED TO 1994

     Net sales from Continuing Operations for the year ended December 31, 1995, totaled $304.7 million, an increase of $12.4 million or 4.2% from net sales from Continuing Operations during 1994. The following table reflects net sales from Continuing Operations by product category for each year:

PRODUCT CATEGORIES                            YEAR ENDED          Year Ended
(Dollars in thousands)                     DECEMBER 31, 1995  December 31, 1994
                                           -----------------  -----------------
Branded products                              $    117,016       $    102,159
Specialty products                                 187,714            190,155
                                              ------------       ------------
   Net Sales                                  $    304,730       $    292,314
                                              ============       ============

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

     Operating expenses were $51.4 million or 16.9% of net sales in 1995 versus $51.8 million or 17.7% of net sales in 1994. Distribution expenses as a percent of net sales declined to 5.3% in 1995 from 6.4% in 1994, despite the increase in Branded sales. This reduction reflects the Company's continuing efforts to optimize the efficiencies of its distribution programs. Selling and marketing expenses as a percent of net sales remained relatively level from 1994 to 1995. General and administrative expenses, as a percent of net sales, increased slightly from 4.0% in 1994 to 4.3% in 1995, due in part to additional depreciation on enhancements to the Company's information systems.

     The Company's income tax provision increased $0.6 million from $5.5 million in 1994 to $6.1 million in 1995. The effective income tax rate for the year ended December 31, 1995, was 34.8% compared to an effective tax rate of 37.2% in 1994. As of December 31, 1995, the Company's net deferred tax assets totaled $4.1 million, less a valuation allowance of $3.1 million. Future reductions in the valuation allowance will result in reduced deferred tax expense.

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

     The Company's net income for 1995 of $11.5 million compares to $10.6 million for 1994. The increase in 1995 resulted from the increase in Branded sales and gross margin dollars, reduced operating expenses, and reduced interest expense, offset in part by higher income taxes.

EARNINGS PER SHARE

     The fully diluted, weighted average number of shares of common stock and common stock equivalents outstanding decreased from 15,245,562 in 1995 to 15,133,887 in 1996. The decrease in 1996 resulted from the purchase of treasury stock offset in part by the issuance and exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

     In 1996, the Company generated cash of $28.2 million from its operating activities from Continuing Operations, which, coupled with $0.4 million received from the exercise of stock options, $1.0 million from decreased cash balances and $182.3 million received from borrowings under the renegotiated Senior Credit Agreement, was used to repay debt of $50.8 million, fund capital and other expenditures of $11.5 million, to acquire subsidiaries for $145.3 million, and provide $4.3 million for the purchase of treasury stock.

     The Company believes that cash generated from its operations, together with borrowings under the Senior Credit Agreement, will provide the cash necessary to fund the Company's operations, debt service, and capital expenditures for the foreseeable future. The Company estimates that it will require cash of $28.0 million during 1997 to fund approximately $20.0 million in capital expenditures and approximately $8.0 million in senior bank debt reduction; funding will be obtained from operations and short-term borrowings, if necessary. At December 31, 1996, the Company had approximately $28.8 million of unused borrowing capacity under the Revolver.

     The Company has suspended the payment of its common stock dividends since the first quarter of 1994.

     The Company was in compliance with all financial covenants as of December 31, 1996.

     The Company's consolidated balance sheet includes significant goodwill and intangible assets as a result of its financial restructuring transaction which occurred on March 1, 1991, the subsequent acquisition of Favorite Foods, Inc. ("Favorite") and the acquisitions completed in 1996. The Company continually evaluates whether events and circumstances indicate the remaining estimated useful life of goodwill warrants revision or that the remaining balance of goodwill may not be recoverable. To make this evaluation, the Company uses its estimate of undiscounted future cash flows (without interest charges) over the remaining life of the asset.

FORWARD-LOOKING INFORMATION

     In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Annual Report and elsewhere, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's actual results of operations. The Company continues to face risks and uncertainties including without limitation: continuing its acquisition program, the ability of the Company to realize benefits from continuing to consolidate certain general and administrative functions, to retain management, to execute its focused business strategies, and to continue product enhancements and new product ideas. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders and
Board of Directors of
The Morningstar Group Inc.:

     We have audited the accompanying consolidated balance sheets of The Morningstar Group Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Morningstar Group Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                 /s/ ARTHUR ANDERSON LLP

Dallas, Texas,
February 10, 1997

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


February 10, 1997

CONSOLIDATED BALANCE SHEETS

                                                       DECEMBER 31,    DECEMBER 31,
ASSETS                                                     1996            1995
                                                       ------------    ------------
(Dollars in thousands)
CURRENT ASSETS:
    Cash                                               $      4,786    $      5,811
    Receivables, net of allowance for doubtful
     accounts of $6,676 and $1,595, respectively             57,802          28,043
    Inventories                                              25,400          11,123
    Prepaids and other                                        3,015           1,597
    Deferred tax assets                                       7,339           3,089
    Net assets held for sale                                    676             836
                                                       ------------    ------------
        Total current assets                                 99,018          50,499

PROPERTY, PLANT AND EQUIPMENT:
    Land                                                      7,843           5,713
    Buildings and improvements                               29,507          18,804
    Machinery and equipment                                  70,239          43,552
                                                       ------------    ------------
       Gross property, plant and equipment                  107,589          68,069
    Less: Accumulated depreciation                          (22,807)        (17,748)
                                                       ------------    ------------
       Net property, plant and equipment                     84,782          50,321

INTANGIBLE AND OTHER ASSETS:
    Identifiable intangible assets                           73,146           1,847
    Goodwill                                                 96,175          58,671
    Deferred financing costs                                  2,731           1,259
    Other assets                                                139             112
                                                       ------------    ------------
       Total intangible and other assets                    172,191          61,889
                                                       ------------    ------------
       Total assets                                    $    355,991    $    162,709
                                                       ============    ============


The accompanying notes are an integral part of these consolidated statements.

                                                          DECEMBER 31,    DECEMBER 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                          1996            1995
                                                          ------------    ------------
(Dollars in thousands)
CURRENT LIABILITIES:
    Accounts payable                                      $     32,968    $     21,488
    Accrued liabilities                                         39,923          15,869
    Current maturities of long-term debt                         8,000           8,000
                                                          ------------    ------------
       Total current liabilities                                80,891          45,357

LONG-TERM DEBT (net of current maturities)                     177,349          36,000

OTHER LONG-TERM LIABILITIES                                      3,269           1,959

DEFERRED TAX LIABILITIES                                         5,694           2,070

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Common stock, $.01 par value, 50,000,000 shares
     authorized; 15,298,111 shares in 1996 and
     15,244,261 shares in 1995 issued                              153             152
    Additional paid-in capital                                  73,179          71,991
    Treasury stock, at cost (767,000 shares in 1996 and
     230,000 shares in 1995)                                    (6,140)         (1,840)
    Retained earnings                                           21,596           7,020
                                                          ------------    ------------
       Total stockholders' equity                               88,788          77,323
                                                          ------------    ------------
       Total liabilities and stockholders' equity         $    355,991    $    162,709
                                                          ============    ============


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,                                          1996            1995               1994
                                                             ------------    ------------       ------------
(Dollars in thousands, except per share and share amounts)
NET SALES                                                    $    394,306    $    304,730       $    292,314
COST OF GOODS SOLD                                                302,801         232,948            222,145
                                                             ------------    ------------       ------------
GROSS PROFIT                                                       91,505          71,782             70,169
OPERATING COSTS AND EXPENSES:
    Distribution                                                   17,056          16,120             18,689
    Selling and marketing                                          32,839          22,233             21,295
    General and administrative                                     15,450          13,001             11,778
                                                             ------------    ------------       ------------
       Total operating costs and expenses                          65,345          51,354             51,762
                                                             ------------    ------------       ------------
OPERATING INCOME                                                   26,160          20,428             18,407

INTEREST EXPENSE                                                    3,647           3,921              4,446
AMORTIZATION OF DEFERRED FINANCING COSTS                              379             381                351
DIVIDEND INCOME                                                        --            (268)                --
OTHER INCOME, NET                                                    (286)         (1,008)            (1,244)
                                                             ------------    ------------       ------------
INCOME BEFORE INCOME TAXES                                         22,420          17,402             14,854
PROVISION FOR INCOME TAXES                                          7,844           6,062              5,533
                                                             ------------    ------------       ------------
INCOME FROM CONTINUING OPERATIONS                                  14,576          11,340              9,321
DISCONTINUED OPERATIONS:
    Income from discontinued operations                                --              --                903(a)
    Gain on disposal                                                   --             184(b)             423(b)
                                                             ------------    ------------       ------------
INCOME FROM DISCONTINUED OPERATIONS                                    --             184              1,326
NET INCOME                                                   $     14,576    $     11,524       $     10,647
                                                             ============    ============       ============

EARNINGS PER COMMON SHARE:
    Continuing operations                                    $        .96    $        .74       $        .62
    Discontinued operations                                            --             .02                .09
                                                             ------------    ------------       ------------
    Earnings per common share                                $        .96    $        .76       $        .71
                                                             ============    ============       ============

WEIGHTED AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING                                 15,133,887      15,245,562         15,050,538

--------------
(a)Net of applicable tax provision of $507.

(b)Net of applicable tax provision of $216 and $2,865.


The accompanying notes are an integral part of these consolidated statements.

                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON      COMMON STOCK     TREASURY      RETAINED
                                         SHARES      AND ADDITIONAL     STOCK,      EARNINGS
                                         ISSUED     PAID-IN CAPITAL    AT COST      (DEFICIT)       TOTAL
                                       ----------   ---------------   ----------    ----------    --------
(Dollars in thousands)
Balance, December 31, 1993             14,287,212   $        69,684   $       --    $  (15,151)   $ 54,533
Exercise of stock options                 633,585             1,622           --            --       1,622
Net income                                     --                --           --        10,647      10,647
                                       ----------   ---------------   ----------    ----------    --------
Balance, December 31, 1994             14,920,797            71,306           --        (4,504)     66,802
Exercise of stock options                 323,464               837           --            --         837
Purchase of treasury stock                     --                --       (1,840)           --      (1,840)
Net income                                     --                --           --        11,524      11,524
                                       ----------   ---------------   ----------    ----------    --------
Balance, December 31, 1995             15,244,261            72,143       (1,840)        7,020      77,323
Exercise of stock options                  53,850               381           --            --         381
Income tax benefits of stock options           --               808           --            --         808
Purchase of treasury stock                     --                --       (4,300)           --      (4,300)
Net income                                     --                --           --        14,576      14,576
                                       ----------   ---------------   ----------    ----------    --------
Balance, December 31, 1996             15,298,111   $        73,332   $   (6,140)   $   21,596    $ 88,788
                                       ==========   ===============   ==========    ==========    ========


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                      1996          1995          1994
                                                          ----------    ----------    ----------
(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers                          $  389,101    $  306,918    $  284,605
    Interest received                                            129           224           134
    Income tax refund                                            156            --            --
    Cash paid to suppliers and employees                    (354,037)     (272,992)     (259,147)
    Interest paid                                             (2,971)       (4,220)       (4,395)
    Income taxes paid                                         (4,171)       (3,199)       (2,663)
                                                          ----------    ----------    ----------
       Net cash provided by Continuing Operations             28,207        26,731        18,534
       Net cash used by Discontinued Operations                   --            --        (3,403)
                                                          ----------    ----------    ----------
       Net cash provided by operating activities              28,207        26,731        15,131

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of subsidiaries:
       Working capital                                        (3,268)           --            --
       Property, plant and equipment                         (29,926)           --            --
       Other assets                                         (111,809)           --            --
       Other long-term (assets) liabilities                     (311)           --            --
                                                          ----------    ----------    ----------
                                                            (145,314)           --            --
                                                          ----------    ----------    ----------
       Capital expenditures                                  (11,462)      (10,705)       (7,622)
       Proceeds from sale of assets                               --             2            32
       Dividends received from Preferred Stock                    --           268            --
       Other                                                     (52)        1,258           682
                                                          ----------    ----------    ----------
       Net cash used by Continuing Operations               (156,828)       (9,177)       (6,908)

    Discontinued Operations:
       Sale of Discontinued Operations                            --            --        50,237
       Sale of Preferred Stock                                    --         3,000            --
       Capital and other expenditures                             --            --          (482)
                                                          ----------    ----------    ----------
       Net cash provided by Discontinued Operations               --         3,000        49,755
                                                          ----------    ----------    ----------
       Net cash provided (used) by investing activities     (156,828)       (6,177)       42,847

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from issuance of common stock                    381           837         1,622
       Purchase of treasury stock                             (4,300)       (1,840)           --
       Proceeds from issuance of long-term debt              160,000            --            --
       Net borrowings (repayments) under
        revolving credit facility                             22,349        (1,892)      (14,783)
       Principal payments on long-term debt                  (50,834)      (14,000)      (45,470)
       Dividends paid                                             --            --          (535)
                                                          ----------    ----------    ----------
       Net cash provided (used) by financing activities      127,596       (16,895)      (59,166)

NET INCREASE (DECREASE) IN CASH                               (1,025)        3,659        (1,188)

CASH, BEGINNING OF PERIOD                                      5,811         2,152         3,340
                                                          ----------    ----------    ----------
CASH, END OF PERIOD                                       $    4,786    $    5,811    $    2,152
                                                          ==========    ==========    ==========


The accompanying notes are an integral part of these consolidated statements.

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
      RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES


YEAR ENDED DECEMBER 31,                               1996        1995        1994
                                                    --------    --------    --------
(Dollars in thousands)
NET INCOME                                          $ 14,576    $ 11,524    $ 10,647

ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH PROVIDED BY OPERATIONS:
       Discontinued Operations net income                 --        (184)     (1,326)
       Depreciation                                    6,378       5,122       4,344
       Amortization of intangibles                     3,291       2,700       2,632
       (Gain) loss on fixed asset retirements             --          --        (243)
       Increase in deferred tax assets                (4,250)      3,635       4,222
       Change in assets and liabilities net of
        effects from acquisitions and
        divestitures of subsidiaries:
         Accounts receivable                          (5,205)      2,426      (3,707)
         Inventories                                  (1,243)       (583)        987
         Prepaids and other                            1,493         151       3,569
         Accounts payable                              1,747       4,225        (655)
         Accrued liabilities                           8,011      (4,076)     (1,986)
         Other long-term liabilities                   3,409       1,791          50
                                                    --------    --------    --------
          Total adjustments                           13,631      15,207       7,887
                                                    --------    --------    --------
       Net cash provided by Continuing Operations     28,207      26,731      18,534
       Discontinued Operations:
        Discontinued Operations net income                --         184       1,326
        Gain on disposal                                  --        (184)       (423)
        Change in working capital                         --          --      (4,914)
        Depreciation and amortization                     --          --         608
                                                    --------    --------    --------
       Net cash used by Discontinued Operations           --          --      (3,403)
                                                    --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES           $ 28,207    $ 26,731    $ 15,131
                                                    ========    ========    ========


The accompanying notes are an integral part of these consolidated statements.

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) ORGANIZATION AND BUSINESS

BACKGROUND

     The Morningstar Group Inc., a Delaware corporation (together with its subsidiaries, the "Company" or "Morningstar") was formed in March 1991. On April 1, 1988, the Company's predecessor, MorningStar Foods Inc., acquired substantially all of the net assets and operations of the Dairy Group of The Southland Corporation.

BUSINESS

     The Company's Continuing Operations include its specialty operations which manufacture and market shelf stable, refrigerated and frozen food products including nationally branded products, other specialty, dairy-based cultured and ultra-pasteurized products and non-dairy based food products. Discontinued Operations include all previously divested regional dairy operations and other divested operations.

(2) PRESTO FOOD PRODUCTS, INC. ACQUISITION

     On December 3, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Presto Food Products, Inc. ("Presto"), a California corporation, from the shareholders of Presto pursuant to a stock purchase agreement dated as of October 20, 1996, by and among the Company, Presto and the Presto shareholders. Presto's sales for the year ended December 31, 1995, were approximately $139.5 million. Presto is a national manufacturer, marketer and distributor of non-dairy and dairy products, such as Mocha Mix non-dairy coffee creamers, Jon Donaire desserts and ice cream cakes, aerosols, bakery toppings and icings, frozen pre-whipped toppings and creamers, serving customers throughout the United States since 1937. The Company paid approximately $123.5 million in cash for the stock acquired and assumed approximately $37.4 million in related liabilities. The allocation of the purchase price was based on preliminary estimates of fair value. The final allocation may be revised if the appraised values are significantly different from the preliminary estimates. Included in the assumed liabilities is approximately $3.2 million related to costs associated with the involuntary termination and/or relocation of certain employees of the acquired company. The terminated employees represent redundant and excess personnel in the operations, marketing, selling, and general and administrative areas. This termination plan will likely be completed by the second quarter of 1997. In conjunction with the consummation of the Presto acquisition, the Company renegotiated its credit agreement. Funds provided by the renegotiated Senior Credit Agreement ("Senior Credit Agreement") were utilized to pay off existing senior debt of approximately $44.8 million, to acquire the capital stock of Presto for $123.5 million and to pay approximately $2.1 million in fees and expenses associated with the Presto acquisition. The Company accounted for the acquisition as a purchase and accordingly, Presto's results are included in the 1996 Consolidated Statement of Operations for the period December 3, 1996, through December 31, 1996.

     Unaudited pro forma operating results of the Company, assuming the acquisition had been made as of January 1, 1995, follow. Such information includes adjustments to reflect additional goodwill and intangible amortization, a reduction in redundant and excess personnel related costs, additional interest expense, additional amortization of deferred financing costs and additional income tax expense.

YEAR ENDED DECEMBER 31,                                        1996       1995
                                                             --------   --------
(Dollars in thousands, except per share amounts)                 (Unaudited)
Pro forma net sales                                          $528,056   $444,202
                                                             ========   ========
Pro forma net income from Continuing Operations              $ 18,325   $ 13,799
                                                             ========   ========
Pro forma net income                                         $ 18,325   $ 13,983
                                                             ========   ========
Pro forma earnings per share from Continuing Operations      $   1.21   $   0.91
                                                             ========   ========
Pro forma earnings per share                                 $   1.21   $   0.92
                                                             ========   ========

(3) OTHER ACQUISITIONS

WACKY WILLIE ACQUISITION

     On October 1, 1996, the Company completed the acquisition of the rights to the Wacky Willie and Killer Shake trademarks for $300,000 in cash from Killer Productions Company. There were no liabilities associated with the acquisition, nor were there any other assets included in the transaction. The Company may at its sole option, before August 1999, pay an additional $700,000 to Killer Productions representing the final portion of the purchase price. In addition, in the event net sales reach $5.0 million in any consecutive twelve-month period ending on or before August 1999, the Company will be required to pay the additional $700,000 representing the final portion of the purchase price. The funding for this purchase was provided by the Company's operations. Sales of Killer Shake are included in the 1996 Consolidated Statement of Operations for the period January 1, 1996, through December 31, 1996. The Company manufactured and sold this product under a license arrangement for the period January 1, 1996, through September 30, 1996.

CREAM PRODUCTS ACQUISITION

     On August 1, 1996, the Company completed the purchase of substantially all of the assets of Cream Products Company ("Cream Products"), located in Chicago, Illinois. Cream Products' sales for the year ended December 31, 1995, were approximately $24.6 million. Cream Products is a manufacturer and distributor of dairy and non-dairy products primarily supplying food makers and food service customers throughout the United States since 1938. The Company paid approximately $5.9 million in cash for the assets acquired, and assumed approximately $2.3 million in related liabilities. Funds for this acquisition were provided by the Company's operations in conjunction with its revolving credit facility. The Company accounted for the acquisition as a purchase and accordingly, Cream Products' results are included in the 1996 Consolidated Statement of Operations for the period August 1, 1996, through December 31, 1996.

LA CORONA ACQUISITION

     On May 28, 1996, the Company completed the purchase of substantially all of the assets of La Corona Foods, Inc. ("La Corona"), located in Glendale, Arizona. La Corona's sales for the fiscal year ended September 30, 1995, were approximately $6.9 million. The Company paid approximately $3.4 million in cash for the assets purchased, and assumed approximately $2.5 million in related liabilities. The funding for this acquisition was provided by the Company's operations. The Company accounted for the acquisition as a purchase and accordingly, La Corona's results are included in the 1996 Consolidated Statement of Operations for the period May 29, 1996, through December 31, 1996.

MERKTS CHEESE ACQUISITION

     On March 19, 1996, the Company completed the acquisition of substantially all of the assets of Merkts Cheese Company ("Merkts"), located in Bristol, Wisconsin. Merkts recorded approximately $10.3 million in sales for the fiscal year ending June 30, 1995. The Company paid approximately $3.6 million in cash for the assets purchased, and assumed approximately $0.4 million in liabilities. The funding for this acquisition was provided by the Company's operations. The Company accounted for the acquisition as a purchase and accordingly, Merkts' results are included in the 1996 Consolidated Statement of Operations for the period March 20, 1996, through December 31, 1996.

(4) DISCONTINUED OPERATIONS

     The Company has made significant divestitures since its inception and as a result, the size and scope of the Company's operations have changed significantly. In 1991, the Company divested a novelty/ice cream operation in Texas and closed a novelty/ice cream operation in Missouri. In 1992, the Company divested a regional dairy operation and a novelty/ice cream operation, both located in Maryland. On April 13, 1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda") for $51.0 million, consisting of $48.0 million in cash after working capital adjustments and $3.0 million of 9% Series A Preferred Stock (the "Preferred Stock"). The Company deferred the gain on the Preferred Stock pending realization of the gain. The majority of the cash proceeds were used to pay down external bank debt and to fund federal and state taxes generated by the gain on

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the sale. The sale of Velda concluded the divestiture of the Company's regional dairies which were considered a major and distinct segment of its business. As such, the operations of the regional dairies and other divested operations have been restated and presented in the consolidated financial statements to conform with discontinued operations treatment ("Discontinued Operations").

     On March 31, 1995, the Preferred Stock was redeemed by its issuer at face value plus accrued dividends. The $3.0 million gain on the stock, less applicable taxes and other reserves of $2.3 million, was reflected in Discontinued Operations in the Consolidated Statements of Operations during the first quarter of 1995. The Company also recognized $268,000 in dividends, related to the Preferred Stock, during the first quarter of 1995 which was recorded in Continuing Operations. The Company recorded an additional loss from Discontinued Operations of approximately $0.5 million, net of tax benefits, during the second quarter of 1995, related to Discontinued Operations reserves and other liabilities.

     Net sales of the Discontinued Operations were $38.6 million in 1994. Interest expense of $0.4 million was allocated to Discontinued Operations during 1994. The allocation method was based upon the ratio of net assets of Discontinued Operations to the sum of consolidated net assets plus consolidated debt, less debt specifically allocated to certain of the Company's subsidiaries.

(5) SIGNIFICANT ACCOUNTING POLICIES

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

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are summarized as follows (in thousands):

AT DECEMBER 31,                                              1996         1995
                                                           --------     --------
Raw materials and supplies                                 $ 11,767     $  5,975
Finished goods                                               13,633        5,148
                                                           --------     --------
   Total                                                   $ 25,400     $ 11,123
                                                           ========     ========

     Finished goods inventories include the costs of materials, labor and plant overhead.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

Asset Category                                       Useful Life (Years)
--------------                                       -------------------
Machinery and equipment                                    3 - 10
Buildings and improvements                                  25

     Property sold or retired is eliminated from the accounts in the year of disposition. Major expenditures for renewals and betterments are capitalized while maintenance and repairs are charged against income.

IDENTIFIABLE INTANGIBLE ASSETS

     Identifiable intangible assets related to the acquisition of Favorite were added in 1993, and are being amortized over their estimated useful lives which is generally five years. Identifiable intangible assets of approximately $72.3 million were recorded in connection with the acquisitions consummated in 1996. These assets are being amortized on a straight-line basis over a range of 5-40 years. Amortization costs totaled $1.0 million in 1996, $0.7 million in 1995, and $0.7 million in 1994. Accumulated amortization was $2.8 million and $1.8 million at December 31, 1996 and 1995, respectively.

GOODWILL

     Goodwill is amortized on a straight-line basis over a range of 25-40 years and is recorded at cost less accumulated amortization. Goodwill of approximately $39.4 million was recorded in connection with the acquisitions consummated in 1996. Amortization costs totaled $1.9 million in 1996, $1.7 million in 1995, and $1.7 million in 1994. Accumulated amortization was $10.4 million and $8.5 million at December 31, 1996 and 1995, respectively.

DEFERRED FINANCING COSTS

     Costs incurred that relate to the issuance of indebtedness and the corresponding accumulated amortization are included in deferred financing costs in the accompanying consolidated balance sheets. Deferred financing costs related to existing debt are amortized over the life of the related debt. In conjunction with renegotiating its Senior Credit Agreement in December 1996, the Company incurred deferred financing costs of approximately $2.7 million. Accumulated amortization was $87,000 and $1.5 million at December 31, 1996 and 1995, respectively.

ACCOUNTING FOR LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued "SFAS" No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." This statement is effective for financial statements beginning after December 15, 1995. The Company elected to adopt the statement effective December 31, 1995. The adoption of SFAS No. 121 had no material effect on the Company's financial statements.

     The Company continually evaluates whether events and circumstances indicate that the remaining carrying amount of an asset may not be recoverable or the remaining useful life may warrant revision. To make this evaluation, the Company uses its estimate of undiscounted future cash flows (without interest charges) over the remaining life of the asset.

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCRUED LIABILITIES

     Accrued liabilities consisted of the following (in thousands):

AT DECEMBER 31,                                           1996           1995
                                                        --------       --------
Accrued interest                                        $  1,140       $    407
Payroll and benefits (accrued wages,
 vacation and profit sharing)                              8,315          4,080
Restructuring accruals                                        60            230
Insurance accruals                                         5,527          5,195
Income and property taxes                                  5,791          1,491
Marketing and advertising                                  6,863          2,017
Acquisition related accruals                               6,290             --
Other accrued liabilities                                  5,937          2,449
                                                        --------       --------
   Total                                                $ 39,923       $ 15,869
                                                        ========       ========

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial position of the Company at December 31, 1996 and 1995, includes certain financial instruments which may have a fair value that is different from that which is currently reflected in the financial statements. However, any variation in value is insignificant.

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

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company has not entered into any derivatives or other speculative financial instruments as of December 31, 1996.

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

EARNINGS PER COMMON SHARE

     The earnings per common share is computed based on the fully diluted weighted average number of shares of the Company's common stock and common stock equivalents outstanding during the period. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

FINANCIAL STATEMENT PRESENTATION

     Certain prior year balances have been reclassified to conform to the current year presentation.

(6) INCOME TAXES

     The components of the provision for income taxes from Continuing Operations are as follows (in thousands):

YEAR ENDED DECEMBER 31,                            1996        1995       1994
                                                 --------    --------   --------
Current                                          $  6,271    $  1,879   $    272
Deferred                                             (340)      3,448      4,163
State                                               1,913         735      1,098
                                                 --------    --------   --------
Provision for income taxes                       $  7,844    $  6,062   $  5,533
                                                 ========    ========   ========

     Temporary differences and carryforwards which give rise to a significant portion of net deferred income tax assets are as follows (in thousands):

AT DECEMBER 31,                                              1996        1995
                                                           --------    --------
Deferred tax assets:
    Net operating loss carryforward                        $     --    $    385
    Accrued vacation                                            588         504
    Accrued workers' compensation                             1,671       1,397
    Acquisition reserves                                      2,394          --
    Other insurance reserves                                    666         657
    Restructuring reserves                                      350         396
    Other accrued expenses and reserves                       2,182       1,454
    Other deferred tax assets                                   600       2,340
                                                           --------    --------
       Total deferred tax assets                              8,451       7,133
Deferred tax liabilities:
    Accelerated depreciation and amortization                 6,759       2,901
    Other deferred tax liabilities                               47         140
                                                           --------    --------
       Total deferred tax liabilities                         6,806       3,041
Valuation allowance                                              --      (3,073)
                                                           --------    --------
    Net deferred tax assets                                   1,645       1,019
    Noncurrent deferred tax liabilities                      (5,694)     (2,070)
                                                           --------    --------
       Current deferred tax assets                         $  7,339    $  3,089
                                                           ========    ========

     The Company reduced goodwill by approximately $21,000, $5.6 million and $4.2 million for the years ended December 31, 1996, 1995 and 1994, respectively, representing realization of deferred tax assets created prior to the Company's financial restructuring transaction.

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The provision for income taxes was different from the amount computed using the statutory income tax rate for the reasons set forth in the following table (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                 1996        1995        1994
                                               --------    --------    --------
Provision computed at statutory rate           $  7,846    $  5,917    $  5,050
State income taxes                                1,243       1,025         905
Tax on non-deductible goodwill amortization         486         473         516
Utilization of previously unrecognized
 deferred tax assets                             (2,265)     (1,405)     (1,107)
Other                                               534          52         169
                                               --------    --------    --------
Provision for income taxes                     $  7,844    $  6,062    $  5,533
                                               ========    ========    ========

(7) LONG-TERM DEBT

     The Company's long-term debt consists of the following (in thousands):

AT DECEMBER 31,                                           1996          1995
                                                       ----------    ----------
Senior term loan                                       $  160,000    $   41,000
Revolving credit facility                                  22,349            --
Industrial development revenue bonds                        3,000         3,000
                                                       ----------    ----------
    Total long-term debt                                  185,349        44,000
    Less: Current maturities                               (8,000)       (8,000)
                                                       ----------    ----------
    Long-term debt, net of current maturities          $  177,349    $   36,000
                                                       ==========    ==========

     Maturities of long-term debt at December 31, 1996, are as follows (in thousands):

1997                                                                 $  8,000
1998                                                                   15,000
1999                                                                   20,000
2000                                                                   30,000
2001                                                                   35,000
Thereafter                                                             77,349
                                                                     --------
   Total maturities                                                  $185,349
                                                                     ========

SENIOR TERM LOAN AND REVOLVING CREDIT FACILITY

     On December 2, 1996, in conjunction with the Presto acquisition, the Company renegotiated a $220.0 million credit agreement ("Senior Credit Agreement"). Funding provided by the Senior Credit Agreement was utilized to acquire the capital stock of Presto for approximately $123.5 million, to pay off the existing senior debt of approximately $44.8 million and to pay $2.1 million in fees and expenses associated with the Presto acquisition.

     The base interest rate on the Term Loan and the Revolver is the prime rate plus an applicable margin spread. Both facilities have alternative rate options based upon applicable margin spreads above the London Interbank Offered Rate ("LIBOR"). At December 31, 1996, $160.0 million in borrowings under the Term Loan were outstanding at an interest rate of 6.95% and $22.4 million in borrowings were outstanding under the Revolver at an interest rate of

6.99%. Borrowings under these lending facilities are secured by virtually all of the assets of the Company. Up to $15.0 million in letters of credit may be issued under the Revolver, of which $8.8 million was issued and outstanding at December 31, 1996. As of December 31, 1996, approximately $28.8 million was additionally available to the Company under the $60.0 million Revolver. A fee of 1.5% per year is charged on outstanding letters of credit. A 0.42% per year commitment fee on uncommitted funds is payable quarterly. The Revolver matures on December 1, 2002, coincident with the scheduled maturity of the Term Loan. The Senior Credit Agreement contains numerous covenants pertaining to management and operations of the Company including, among other restrictions, limitations on the amount of annual capital expenditures as well as specification of certain maximum leverage ratios, minimum fixed charge coverage ratios and minimum net worth. The Senior Credit Agreement also requires mandatory prepayment of the loans under certain conditions such as the sale of assets, excess cash flow, the issuance of new debt or equity and the receipt of certain other cash proceeds.

     During April 1994, the Company completed the sale of Velda for approximately $51.0 million, consisting of $48.0 million in cash after working capital adjustments and $3.0 million in 9% Series A Preferred Stock. In conjunction with the sale, the Company paid down approximately $36.7 million of its then existing senior term loan and $11.8 million of its then existing revolver.

     The Company was in compliance with all financial covenants as of December 31, 1996.

INDUSTRIAL DEVELOPMENT REVENUE BONDS

     The industrial development revenue bonds were issued on December 14, 1988, to fund the construction of a waste water treatment facility at the Company's Frederick, Maryland, processing plant. The bonds mature on December 1, 2003, and bear interest that fluctuates weekly based upon market factors. The interest rate in effect for these bonds on December 31, 1996, was 4.30%.

(8) EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS

     The Company has adopted a defined contribution profit sharing plan for the purpose of providing retirement benefits for eligible non-union employees. At December 31, 1996, eligible employees totaled 363, of which 214 were participants in the plan. Contributions are made by the Company and by plan participants. Company contributions are allocated to the participants on the basis of individual contributions, the age of the participant and the number of years that the participant has been in the plan. During 1996 the Company also contributed to two single-employer and five multi-employer pension/retirement plans under the terms of various union contracts, which covered 778 of its 1,403 employees at December 31, 1996. The number of union pension plans and the portion of employees covered has varied from year to year. Contributions to these pension plans are as follows (in thousands):

YEAR ENDED DECEMBER 31,                              1996       1995       1994
                                                    ------     ------     ------
Defined contribution profit sharing plan            $  416     $  250     $  230
Union pension plans                                  1,445      1,182      1,122

POST-RETIREMENT BENEFIT PLANS

     In December 1990, the Financial Accounting Standards Board issued its standard on accounting for post retirement benefits other than pensions. This standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. The cost of providing these benefits has been primarily paid by non-union retirees and the Company's calculation of its obligation is not material as of December 31, 1996.

     The Company's union employees participate in various defined contribution union plans that provide health care and other welfare benefits during their employment and after retirement. Amounts charged to expense and contributed to these health and welfare plans totaled approximately $2.0 million in 1996, $2.0 million in 1995, and $2.6 million in 1994. Having made these payments, no remaining obligations exist for these years under the union plans.

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases certain plant facilities and related equipment and vehicles under operating lease arrangements. Lease expense pursuant to such arrangements was approximately $4.3 million in 1996, $3.2 million in 1995, and $3.0 million in 1994.

     The following is a summary of future minimum annual lease payments under noncancelable operating lease obligations as of December 31, 1996 (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
1997                                                           $ 3,893
1998                                                             3,469
1999                                                             2,557
2000                                                             1,965
2001                                                               693
Thereafter                                                       1,383
                                                               -------
   Total                                                       $13,960
                                                               =======

EMPLOYMENT AGREEMENTS

     As of December 31, 1996, the Company had entered into employment agreements with certain key management personnel which provide for annual compensation and benefits and also provide for certain severance payments to be made to such individuals in the event of a change in control (as defined) of the Company or the involuntary termination of such individuals for reasons other than cause (as defined). As of December 31, 1996, the maximum amount payable under these employment agreements was approximately $4.6 million in the aggregate.

LITIGATION

     From time to time the Company is subject to litigation in the ordinary course of its business. In connection with the divestitures of certain of the Company's operations, the Company assumed certain obligations of indemnification, none of which is believed to be material to the Company. The Company maintains insurance in respect of certain losses that may result from its current or future operations. The Company believes that the outcome of any existing litigation, after considering the indemnities and insurance related to such litigation, would not have a material impact on its business, financial condition or results of operations.

(10) RELATED PARTY TRANSACTIONS

HICKS MUSE

     The Company had previously entered into a financial advisory agreement dated March 1, 1991, as amended, pursuant to which Hicks Muse provided financial advisory services to the Company. Effective September 30, 1995, this agreement was terminated. As compensation for such services, the Company paid Hicks Muse an advisory fee, together with all reasonable expenses incurred in connection therewith. The Company paid advisory fees of $150,000 and $114,000 in 1995 and 1994, respectively, and reimbursed Hicks Muse approximately $28,000 and $37,000 for expenses for each year, respectively. Hicks Muse was also paid a fee of $300,000 relating to the sale of Velda.

(11) EQUITY

EMPLOYEE AND DIRECTOR STOCK OPTIONS

     The Company has several stock-based compensation plans, which are described below. The Company applies Accounting Principles Board ("APB") Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which, if fully adopted by the Company, would change the methods the Company applies in recognizing the cost of its stock-based compensation plans. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions. However, pro forma disclosures as if the Company had adopted these cost recognition provisions in 1995 are required for fiscal years beginning after December 15, 1995. The Company has elected to provide these disclosures for its fiscal year which began on January 1, 1996.

1991 STOCK OPTION PLAN

     In March 1991, the Company established the 1991 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 999,999 shares of common stock to key employees of the Company. At December 31, 1996, 769,941 tenure options and 228,258 incentive options had been granted to employees. Upon completion of the common stock offering in 1992, the incentive options became vested, resulting in compensation expense of $1.1 million. The exercise price for all options granted was $2.56 per share, which was the fair market value of the options at the date of issuance. The options expire ten years after the date of their issuance.

1992 STOCK OPTION PLAN

     In July 1992, the Company established the 1992 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 181,818 shares of common stock to key employees of the Company. At December 31, 1996, 175,000 options had been granted to employees. The exercise price for 25,000 of the options granted in 1992 is $9.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 120,000 of the options granted in 1994 is $7.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 30,000 of the options granted in 1995 is $6.75 per share, which was the fair market value of the options at the date of issuance. The options granted in 1992 become exercisable over a three-year period and expire ten years after the date of their issuance. One-third of the options granted in 1994 became exercisable on the date of issuance, while the remaining options vest in equal amounts over two years. The options granted in 1995 vest ratably over a three-year period. The options granted in 1994 and 1995 expire ten years after the date of their issuance. Under this plan, 14,000 options had been exercised as of December 31, 1996.

1992 DIRECTOR STOCK OPTION PLAN

     In April 1992, the Company established the 1992 Director Stock Option Plan which provides for the issuance of options to purchase 39,062 shares of common stock to non-employee directors of the Company. At December 31, 1996, 39,062 options had been granted to non-employee directors. The exercise price for these options is $2.56 per share, which was the fair market value of the options at the date of issuance. The options become exercisable over a three-year period and expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

1994 STOCK OPTION PLAN

     In June 1994, the Company established the 1994 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 250,000 shares of common stock to key employees of the Company. At December 31, 1996, 231,000 options had been granted to employees. The exercise price for 195,000 of the options granted in 1994 is $7.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 24,000 of the options granted in 1995 is $8.00 per share, which was the fair market value of the options at the date of issuance. An additional 12,000 options were granted in 1996 under this plan at exercise prices of $9.50 (6,000 options) and $10.00 (6,000 options), which were the fair market values of the options on each issuance date. These options become exercisable over a three-year period and expire ten years after the date of their issuance. Under this plan, 26,000 options had been exercised as of December 31, 1996.

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1996 STOCK OPTION PLAN

     In May 1996, the Company amended the 1994 Incentive and Nonstatutory Stock Option Plan to provide for the issuance of options to purchase up to 1,440,000 shares of common stock to key employees of the Company. At December 31, 1996, 1,212,000 options had been granted to employees. The exercise price for these options is $10.25 per share, which was the fair market value of the options at the date of issuance. 387,000 of the options become exercisable over a three-year period and 825,000 of the options became exercisable on the date of issuance. These options expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

1996 DIRECTOR STOCK OPTION PLAN

     In May 1996, the Company established the 1996 Director Stock Option Plan which provides for the issuance of options to purchase 50,000 shares of common stock to non-employee directors of the Company. At December 31, 1996, 40,000 options had been granted to non-employee directors. The exercise price for these options is $10.25 per share, which was the fair market value of the options at the date of issuance. The options become exercisable over a three-year period and expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

CHAIRMAN OPTION PLAN

     On February 15, 1994, the Compensation Committee of the Company's Board of Directors approved the issuance of options to purchase 600,000 shares of common stock of the Company to C. Dean Metropoulos, Chairman and CEO of the Company. As of December 31, 1996, 600,000 options had been granted to Mr. Metropoulos. The exercise price for these options is $6.50 per share, which was the fair market value of the options at the date of issuance. One-third of these options became exercisable on the date of issuance, while the remaining options vested in equal amounts over two years. The options expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

SUMMARY OF OPTIONS (NUMBER OF OPTIONS)

                                                               1992                                              1996
                                                             DIRECTOR                 CHAIRMAN                 DIRECTOR
                                   1991 PLAN    1992 PLAN      PLAN      1994 PLAN      PLAN      1996 PLAN*     PLAN
                                   ---------    ---------    ---------   ---------    ---------   ---------   ---------
Outstanding at December 31, 1994     335,413      176,000       39,062     210,000      600,000          --          --
Granted in 1995                           --       30,000           --      81,000           --          --          --
Canceled in 1995                     (13,049)     (31,000)          --     (70,000)          --          --          --
Exercised in 1995                   (311,464)          --           --      (2,000)          --          --          --
                                   ---------    ---------    ---------   ---------    ---------   ---------   ---------
Outstanding at December 31, 1995      10,900      175,000       39,062     219,000      600,000          --          --
Granted in 1996                           --           --           --      12,000           --   1,212,000      40,000
Canceled in 1996                          --           --           --          --           --          --          --
Exercised in 1996                     (5,850)     (14,000)          --     (24,000)          --          --          --
                                   ---------    ---------    ---------   ---------    ---------   ---------   ---------
Outstanding at December 31, 1996       5,050      161,000       39,062     207,000      600,000   1,212,000      40,000
                                   =========    =========    =========   =========    =========   =========   =========
Exercisable at December 31, 1995      10,900      105,000       39,062      52,000      600,000          --          --
                                   =========    =========    =========   =========    =========   =========   =========
Exercisable at December 31, 1996       5,050      141,000       39,062     119,000      600,000     825,000          --
                                   =========    =========    =========   =========    =========   =========   =========

* Granted under 1994 Stock Option Plan as amended.

PRO FORMA NET INCOME AND EARNINGS PER COMMON SHARE

     Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and earnings per common share for 1996 and 1995 would approximate the pro forma amounts below (in thousands, except per share data):

                            AS REPORTED      PRO FORMA    AS REPORTED     PRO FORMA
                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                1996           1996           1995           1995
                            ------------   ------------   ------------   ------------
Net income                  $     14,576   $     10,770   $     11,524   $     11,460
Earnings per common share            .96            .72            .76            .75

    Pro forma charges to expense for options granted in 1996 and 1995 are as follows:



                           1996       1995      CHARGE
                          ANNUAL     ANNUAL  ALLOCABLE TO  TOTAL
                          CHARGE     CHARGE  FUTURE YEARS  CHARGE
                         --------   --------   --------   --------
(Dollars in thousands)
1995 Stock options       $    104   $     64   $    144   $    312
1996 Stock options          3,702         --      1,573      5,275
                         --------   --------   --------   --------
    Total                $  3,806   $     64   $  1,717   $  5,587
                         ========   ========   ========   ========

     The fair value of each option grant is estimated on the date of grant using the Modified Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk free interest rates of 6.47% and 6.65%; expected dividend yields of 0.00% and 0.00%; expected lives of 4.0 years and 4.0 years; expected volatility of 40.31% and 39.86%. The weighted average fair value of options granted in 1996 and 1995 was $10.31 and $6.93, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995.

STOCK REPURCHASE PROGRAM

     On June 21, 1995, the Company's Board of Directors announced that it had approved a plan pursuant to which the Company may repurchase up to $20.0 million of its common stock. The purchases will be effected through open market transactions or negotiated transactions from time to time, depending on the market price of the stock and other factors. As of December 31, 1995, 230,000 shares had been repurchased by the Company at a cost of $1.8 million. As of December 31, 1996, the Company had purchased an additional 537,000 shares at a cost of $4.3 million.

THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1996 and 1995, is as follows:

                                                         FIRST     SECOND      THIRD     FOURTH
                                                        QUARTER    QUARTER    QUARTER    QUARTER
                                                        -------    -------    -------    -------
DOLLARS IN THOUSANDS:
    Net sales                                    1996   $81,724    $85,693    $99,869   $127,020
                                                 1995    71,893     74,882     73,167     84,788

    Gross profit                                 1996    19,386     19,996     20,588     31,535
                                                 1995    17,269     17,718     16,295     20,500

    Income from Continuing Operations            1996     2,831      3,463      3,027      5,255
                                                 1995     2,269      2,846      2,316      3,909

    Income (loss) from Discontinued Operations   1996        --         --         --         --
                                                 1995       694       (510)        --         --

    Net income                                   1996     2,831      3,463      3,027      5,255
                                                 1995     2,963      2,336      2,316      3,909

PER COMMON SHARE:

    Income from Continuing Operations            1996   $  0.19    $  0.23    $  0.20   $   0.34
                                                 1995      0.15       0.19       0.15       0.25

    Income (loss) from Discontinued Operations   1996        --         --         --         --
                                                 1995      0.05      (0.03)        --         --

    Net income                                   1996      0.19       0.23       0.20       0.34
                                                 1995      0.20       0.16       0.15       0.25

    Market price range:

       High                                      1996     10.00      12.25      11.88      20.00
       Low                                       1996      7.88       9.13      10.25      11.88

       High                                      1995      7.50       8.00       9.25       9.00
       Low                                       1995      5.50       6.38       6.38       7.50

SELECTED FINANCIAL DATA
1992 THROUGH 1996

YEAR ENDED DECEMBER 31,                             1996           1995           1994           1993               1992
                                                ------------   ------------   ------------   ------------       ------------
(Dollars in thousands, except share and per share amounts)
STATEMENTS OF OPERATIONS DATA
Net sales                                       $    394,306   $    304,730   $    292,314   $    273,949       $    230,220
Gross profit                                          91,505         71,782         70,169         62,531             56,090
Operating income                                      26,160         20,428         18,407          5,335             15,493
Income (loss) from Continuing Operations              14,576         11,340          9,321           (257)            (1,640)
Income (loss) from Discontinued Operations                --            184          1,326          1,241             (3,359)
Extraordinary item, net of tax                            --             --             --           (164)(a)         (5,676)(b)
Net income (loss)                                     14,576         11,524         10,647            820            (10,675)
Dividends on preferred stock                              --             --             --             --                939
Net income (loss) to common stockholders        $     14,576   $     11,524   $     10,647   $        820       $    (11,614)
                                                ============   ============   ============   ============       ============

Earnings (loss) per common and common
  equivalent share:
    Continuing Operations                       $        .96   $        .74   $        .62   $       (.02)      $       (.21)
    Discontinued Operations                               --            .02            .09            .08               (.28)
                                                ------------   ------------   ------------   ------------       ------------
    Earnings (loss) before extraordinary item            .96            .76            .71            .06               (.49)
    Extraordinary item                                    --             --             --           (.01)              (.47)
                                                ------------   ------------   ------------   ------------       ------------
    Earnings (loss)                             $        .96   $        .76   $        .71   $        .05(a)    $       (.96)(b)
                                                ============   ============   ============   ============       ============

Weighted average common and
 common equivalent shares outstanding             15,133,887     15,245,562     15,050,538     15,011,607         12,128,343
Dividends declared per common share             $         --   $         --   $         --   $       .150       $       .075
                                                ============   ============   ============   ============       ============

BALANCE SHEET DATA
    Working capital                             $     26,127   $     13,142   $     11,615   $     15,635       $     14,996
    Total assets                                     355,991        162,709        165,265        212,134            180,786
    Current maturities of long-term debt               8,000          8,000          6,000         14,750             10,167
    Long-term debt                                   177,349         36,000         53,892        105,425             86,329
    Common stockholders' equity                       88,788         77,323         66,802         54,533             55,779

---------------
(a) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71 thousand.

(b) The Company reported a net loss of $5.7 million on the purchase of approximately $34 million in subordinated debt at a premium.

CORPORATE INFORMATION


CORPORATE OFFICERS

C. DEAN METROPOULOS
Chief Executive Officer

L. HOLLIS JONES
President and Chief Operating Officer

DARRON K. ASH
Vice President and Chief Financial Officer

MICHAEL J. CRAMER
Vice President and Secretary

JOSEPH B. ARMES
Vice President and General Counsel

EXECUTIVE OFFICE:
5956 Sherry Lane, Suite 1500
Dallas, Texas 75225-6522
(214) 360-4700, FAX (214) 360-9100

Web Site Address:
www.morningstar-group.com

INDEPENDENT PUBLIC ACCOUNTANTS:
Arthur Andersen LLP
Dallas, Texas

LEGAL COUNSEL:
Weil, Gotshal & Manges LLP
Dallas, Texas

TRANSFER AGENT:
KeyCorp Shareholder Services, Inc.
Dallas, Texas

FORM 10-K:

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the Company's office,
Attention: Joseph B. Armes.

ANNUAL MEETING:

The annual meeting of shareholders will be held at 10:00 a.m., local time, Thursday, April 24, 1997, at the Hotel Crescent Court, 400 Crescent Court, Dallas, Texas.

MARKET PRICE INFORMATION:
The NASDAQ trading symbol for the Company's common stock is MSTR. There were approximately 135 holders of record of the Company's common stock at December 31, 1996.